Grupo Financiero Galicia S.A.

                                Estados Contables
                  correspondientes a los periodos de tres meses
                    finalizados el 31 de marzo de 2002 y 2001

                          Grupo Financiero Galicia S.A.

                                     Indice
                Estados Contables e Informe de Revision Limitada
           Correspondientes a los periodos de tres meses finalizados
                         el 31 de marzo de 2002 y 2001
                      Informe de la Comision Fiscalizadora
   Correspondiente al periodo de tres meses finalizado el 31 de marzo de 2002
                        Ordenamiento establecido por las
              Normas (N.T. 2001) de la Comision Nacional de Valores


Encabezamiento                                                                 1

Balance Trimestral Consolidado                                                 2

Cuentas de Orden Consolidadas                                                  5

Estado de Resultados Consolidado                                               6

Estado de Origen y Aplicacion de Fondos Consolidado                            8

Notas a los Estados Contables Consolidados                                     9

Balance Trimestral                                                            49

Estado de Resultados                                                          50

Estado de Evolucion del Patrimonio Neto                                       51

Estado de Origen y Aplicacion de Fondos                                       52

Notas a los Estados Contables                                                 53

Anexos                                                                        91

Informacion  Adicional a las Notas a los Estados Contables requerida por
el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires             98

Declaracion  del  Directorio  Complementaria  y  Aclaratoria  requerida por el art. 2 de las Normas  sobre la Documentacion Contable del Reglamento
de la Bolsa de Comercio de Cordoba                                           101

Resena Informativa                                                           104

Informe de la Comision Fiscalizadora

Informe de Revision Limitada

Denominacion:                  Grupo Financiero Galicia S.A.

Domicilio legal:               Tte. Gral. Juan D. Peron No 456 - Piso 2o  Ciudad
                               Autonoma de Buenos Aires

Actividad principal:           Financiera y de Inversion

                           Ejercicio Economico Nro. 4
       Por el periodo de tres meses iniciado el 1(degree)de enero de 2002
                      y finalizado el 31 de marzo de 2002,
              comparativo con igual periodo del ejercicio anterior.

             FECHA DE INSCRIPCION EN EL REGISTRO PUBLICO DE COMERCIO

Del Estatuto:                                          30 de septiembre de 1999

Fecha de ultima modificacion del Estatuto:             3 de julio de 2001

Inscripto en la I.G.J. bajo el numero:                 8.569

Numero correlativo I.G.J.:                             1.671.058

Fecha en que se cumple el plazo de vencimiento del
Estatuto:                                              30 de junio de 2100

Denominacion de la Sociedad Controlante:               EBA HOLDING S.A.

Actividad principal:                                   Financiera y de Inversion

Participacion de la Sociedad Controlante sobre el
Patrimonio al 31.03.02:                                 25,74 %

Porcentaje de votos de la Sociedad Controlante al
31.03.02:                                               63,42 %

========================================================================================================
                  COMPOSICION DEL CAPITAL al 31.03.02 (Nota 9 a los Estados Contables)
                                  (cifras expresadas en miles de pesos)
--------------------------------------------------------------------------------------------------------
                                                Acciones
--------------------------------------------------------------------------------------------------------
  Cantidad                   Tipo           No de votos que otorga       Suscripto             Integrado
                                                   cada una
--------------------------------------------------------------------------------------------------------
                    Ordinarias clase "A"
 281.221.650        de valor nominal 0,001             5                   281.222               281.222
--------------------------------------------------------------------------------------------------------
                    Ordinarias clase "B"
 811.185.367        de valor nominal 0,001             1                   811.185               811.185
--------------------------------------------------------------------------------------------------------
1.092.407.017                                                            1.092.407             1.092.407
========================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                                 Grupo Financiero Galicia S.A.
                              Informacion Contable Complementaria
                                 Balance Trimestral Consolidado
                                 al 31 de marzo de 2002 y 2001
                             (cifras expresadas en miles de pesos)

============================================================================================================================
                                                                                       31.03.02              31.03.01
                                                                                 -------------------------------------------
ACTIVO
                                                                                 -------------------------------------------
A.   DISPONIBILIDADES                                                                       274.950             1.496.252
                                                                                 -------------------------------------------
     -Efectivo                                                                              213.271               426.967
     -Bancos y corresponsales                                                                59.320             1.069.206
     -Otras                                                                                   2.359                    79
                                                                                 -------------------------------------------
B.   TITULOS PUBLICOS Y PRIVADOS                                                            319.997               388.989
                                                                                 -------------------------------------------
     -Tenencias en cuentas de inversion                                                           -               124.577
     -Tenencias para operaciones de compra-venta o intermediacion                           214.049               258.600
     -Titulos publicos sin cotizacion                                                        94.416                 1.261
     -Inversiones en titulos privados con cotizacion                                         11.695                 4.707
     -Previsiones                                                                              (163)                 (156)
                                                                                 -------------------------------------------
C.   PRESTAMOS                                                                           10.027.058            12.367.742
                                                                                 -------------------------------------------
     -Al sector publico no financiero                                                     6.177.393             3.431.777
     -Al sector financiero                                                                   86.836               552.276
     -Al sector privado no financiero y residentes en el exterior                         4.280.711             8.755.083
       -Adelantos                                                                           294.235               602.483
       -Documentos                                                                        1.104.508             2.880.173
       -Hipotecarios                                                                      1.278.369             2.183.793
       -Prendarios                                                                          120.081               521.368
       -Personales                                                                          222.292               467.970
       -Tarjetas de credito                                                                 690.341             1.074.913
       -Otros                                                                               392.979               869.885
       -Intereses y diferencias de cotizacion devengados a cobrar                           215.287               217.830
       -Intereses documentados                                                              (29.253)              (56.455)
       -Cobros no aplicados                                                                  (8.128)               (6.877)
     -Previsiones                                                                          (517.882)             (371.394)
                                                                                 -------------------------------------------
D.   OTROS CREDITOS POR INTERMEDIACION FINANCIERA                                         6.830.532             6.204.123
                                                                                 -------------------------------------------
     -Banco Central de la Republica Argentina                                                37.479             2.165.971
     -Montos a cobrar por ventas contado a liquidar y a termino                              47.248             1.710.042
     -Especies a recibir por compras contado a liquidar y a termino                       1.156.755             1.003.890
     -Primas por opciones tomadas                                                               214                   482
     -Obligaciones negociables sin cotizacion                                                69.563               128.360
     -Otros no comprendidos en las normas de clasificacion de deudores                    5.291.636               545.340
     -Otros comprendidos en las normas de clasificacion de deudores                         328.627               645.142
     -Ints. Deveng. a cobrar no comprendidos en las normas de clasificacion de
     deudores                                                                                   198                    34
     -Ints. Deveng. a cobrar comprendidos en las normas de clasificacion de
     deudores                                                                                 5.771                18.256
     -Previsiones                                                                          (106.959)              (13.394)
============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                         Balance Trimestral Consolidado
                          al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

=============================================================================================================================
                                                                                        31.03.02             31.03.01
                                                                                  -------------------------------------------
E.    BIENES DADOS EN LOCACION FINANCIERA                                                     27.112                28.162
                                                                                  -------------------------------------------
      -Bienes dados en locacion financiera                                                    27.704                28.474
      -Previsiones                                                                              (592)                 (312)
                                                                                  -------------------------------------------
F.    PARTICIPACIONES EN OTRAS SOCIEDADES                                                     56.059               140.248
                                                                                  -------------------------------------------
      -En entidades financieras                                                              259.469                29.101
      -Otras                                                                                 101.714               125.400
      -Previsiones                                                                          (305.124)              (14.253)
                                                                                  -------------------------------------------
G.    CREDITOS DIVERSOS                                                                      260.654               446.422
                                                                                  -------------------------------------------
      -Deudores por venta de bienes                                                              245                16.696
      -Otros                                                                                 289.350               443.504
      -Intereses devengados a cobrar por deudores por venta de bienes                              2                   199
      -Otros intereses devengados a cobrar                                                         -                    13
      -Previsiones                                                                           (28.943)              (13.990)
                                                                                  -------------------------------------------
H.    BIENES DE USO                                                                          370.338               358.128
                                                                                  -------------------------------------------
I.    BIENES DIVERSOS                                                                        119.410               114.243
                                                                                  -------------------------------------------
J.    BIENES INTANGIBLES                                                                     283.596               230.850
                                                                                  -------------------------------------------
      -Llave de negocio                                                                      159.913               112.445
      -Gastos de organizacion y desarrollo                                                   123.683               118.405
                                                                                  -------------------------------------------
K.    PARTIDAS PENDIENTES DE IMPUTACION                                                       78.295                 5.761
                                                                                  -------------------------------------------
      TOTAL DEL ACTIVO                                                                    18.648.001            21.780.920
                                                                                  ===========================================

=============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                         Balance Trimestral Consolidado
                          al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

=============================================================================================================================
                                                                                        31.03.02             31.03.01
                                                                                  -------------------------------------------
PASIVO
                                                                                  -------------------------------------------
L.    DEPOSITOS                                                                            5.387.477            11.882.282
                                                                                  -------------------------------------------
      -Sector publico no financiero                                                            5.274                 8.456
      -Sector financiero                                                                       2.753                 6.478
      -Sector privado no financiero y residentes en el exterior                            5.379.450            11.867.348
        -Cuentas corrientes                                                                1.584.154               719.638
        -Cajas de ahorro                                                                     621.654             1.934.580
        -Plazos fijos                                                                        328.720             8.554.934
        -Cuentas de inversion                                                                      -               214.221
        -Otros                                                                             2.710.710               326.622
        -Ints. y dif. de cotizacion devengados a pagar                                       134.212               117.353
                                                                                  -------------------------------------------
M.    OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA                                    11.357.685             7.691.244
                                                                                  -------------------------------------------
      -Banco Central de la Republica Argentina                                             3.997.737                 5.073
        -Redescuentos para atender situaciones de iliquidez                                3.072.763                     -
        -Otros                                                                               924.974                 5.073
      -Bancos y organismos internacionales                                                 2.995.952             1.169.956
      -Obligaciones negociables no subordinadas                                            1.449.993             1.670.272
      -Montos a pagar por compras contado a liquidar y a termino                             635.785             1.009.190
      -Especies a entregar por ventas contado a liquidar y a termino                         226.883             2.779.824
      -Financiaciones recibidas de entidades financieras locales                             233.976               248.793
      -Otras                                                                               1.707.523               740.171
      -Ints. y dif. de cotizacion devengados a pagar                                         109.836                67.965
                                                                                  -------------------------------------------
N.    OBLIGACIONES DIVERSAS                                                                  194.874               223.059
                                                                                  -------------------------------------------
      -Dividendos a pagar                                                                        271                     5
      -Honorarios                                                                              2.773                23.661
      -Otras                                                                                 191.830               199.386
      -Ajuste e intereses devengados a pagar                                                       -                     7
                                                                                  -------------------------------------------
O.    PREVISIONES                                                                             85.177                26.300
                                                                                  -------------------------------------------
P.    PARTIDAS PENDIENTES DE IMPUTACION                                                       19.256                 7.232
                                                                                  -------------------------------------------
PARTICIPACION DE TERCEROS EN ENTIDADES O EMPRESAS CONSOLIDADAS                               112.592               153.170
                                                                                  -------------------------------------------
                 TOTAL DEL PASIVO                                                         17.157.061            19.983.287
                                                                                  ===========================================

                                                                                  -------------------------------------------
PATRIMONIO NETO                                                                            1.490.940             1.797.633
                                                                                  -------------------------------------------

                                                                                  -------------------------------------------
TOTAL DEL PASIVO MAS PATRIMONIO NETO                                                      18.648.001            21.780.920
=============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                          Cuentas de Orden Consolidadas
                          al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

============================================================================================================================
                                                                                       31.03.02             31.03.01
                                                                                 -------------------------------------------
                                                                                 -------------------------------------------
DEUDORAS                                                                                  20.383.864           16.685.577
                                                                                 ===========================================
                                                                                 -------------------------------------------
CONTINGENTES                                                                              15.490.385            8.286.697
                                                                                 -------------------------------------------
Creditos obtenidos (Saldos no utilizados)                                                          -                   67
Garantias recibidas                                                                        8.811.315            7.092.284
Cuentas contingentes deudoras por contra                                                   6.679.070            1.194.346
                                                                                 -------------------------------------------
DE CONTROL                                                                                 4.810.063            8.331.211
                                                                                 -------------------------------------------
Deudores clasificados irrecuperables                                                         656.832              645.946
Otras                                                                                      4.074.397            7.482.326
Cuentas de control deudoras por contra                                                        78.834              202.939
                                                                                 -------------------------------------------
DE DERIVADOS                                                                                  16.570               32.982
                                                                                 -------------------------------------------
Valor "nocional" de opciones de venta tomadas                                                 10.582               16.491
Cuentas de derivados deudoras por contra                                                       5.988               16.491
                                                                                 -------------------------------------------
                                                                                 -------------------------------------------
DE ACTIVIDAD FIDUCIARIA                                                                       66.846               34.687
                                                                                 -------------------------------------------
Fondos en fideicomiso                                                                         66.846               34.687
                                                                                 -------------------------------------------
                                                                                 -------------------------------------------
ACREEDORAS                                                                                20.383.864           16.685.577
                                                                                 ===========================================
                                                                                 -------------------------------------------
CONTINGENTES                                                                              15.490.385            8.286.697
                                                                                 -------------------------------------------
Creditos acordados (Saldos no utilizados)                                                    210.998              499.012
Garantias otorgadas al B.C.R.A.                                                            4.513.484                    -
Otras gtias. otorgadas comp. en las normas de clasificacion de deudores                      511.117              509.912
Otras gtias. otorgadas no comp. en las normas de clasificacion de deudores                 1.252.286                1.704
Otras comprendidas en las normas de clasificacion de deudores                                191.185              183.717
Cuentas contingentes acreedoras por contra                                                 8.811.315            7.092.352
                                                                                 -------------------------------------------
DE CONTROL                                                                                 4.810.063            8.331.211
                                                                                 -------------------------------------------
Valores por acreditar                                                                         78.758              202.866
Otras                                                                                             76                   73
Cuentas de control acreedoras por contra                                                   4.731.229            8.128.272
                                                                                 -------------------------------------------
DE DERIVADOS                                                                                  16.570               32.982
                                                                                 -------------------------------------------
Valor "nocional" de opciones de compras lanzadas                                               2.229               16.491
Valor "nocional" de opciones de ventas lanzadas                                                3.759                    -
Cuentas de derivados acreedoras por contra                                                    10.582               16.491
                                                                                 -------------------------------------------
                                                                                 -------------------------------------------
DE ACTIVIDAD FIDUCIARIA                                                                       66.846               34.687
                                                                                 -------------------------------------------
Cuentas de actividad fiduciaria acreedoras por contra                                         66.846               34.687
============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                        Estado de Resultados Consolidado
 Correspondiente al periodo de tres meses iniciado el 1(degree)de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

=============================================================================================================================
                                                                                       31.03.02              31.03.01
                                                                                 --------------------------------------------
A.   INGRESOS FINANCIEROS                                                                    671.179               557.954
                                                                                 --------------------------------------------
     Intereses por disponibilidades                                                              343                12.674
     Intereses por prestamos al sector financiero                                              3.466                12.212
     Intereses por adelantos                                                                  18.226                35.617
     Intereses por documentos                                                                 33.506               189.751
     Intereses por prestamos hipotecarios                                                     36.423                66.353
     Intereses por prestamos prendarios                                                        6.694                14.763
     Intereses por prestamos de tarjetas de credito                                           49.521                50.516
     Intereses por otros prestamos                                                            31.236                61.669
     Intereses por otros creditos por intermediacion financiera                               16.004                13.547
     Resultado neto de titulos publicos y privados                                           103.055                51.027
     Resultados por prestamos garantizados Decreto 1387/01                                    73.010                     -
     Ajuste por clausula  CER                                                                284.803                     -
     Otros                                                                                    14.892                49.825
                                                                                 --------------------------------------------
B.   EGRESOS FINANCIEROS                                                                   1.067.672               299.177
                                                                                 --------------------------------------------
     Intereses por depositos en cuentas corrientes                                               873                     -
     Intereses por depositos en cajas de ahorro                                                1.765                 8.209
     Intereses por depositos en plazos fijos                                                  45.310               173.819
     Intereses por financiaciones del sector financiero                                       11.788                 1.930
     Intereses por otras obligaciones por intermediacion financiera                          115.971                77.338
     Otros intereses                                                                          74.526                 8.323
     Resultado neto por opciones                                                                   -                   281
     Ajuste por clausula CER                                                                 174.568                     -
     Otros                                                                                   642.871                29.277
                                                                                 --------------------------------------------
     MARGEN BRUTO DE INTERMEDIACION                                                        (396.493)               258.777
                                                                                 ============================================
C.   CARGO POR INCOBRABILIDAD                                                                118.275                88.749
                                                                                 --------------------------------------------
D.   INGRESOS POR SERVICIOS                                                                  118.868               159.174
                                                                                 --------------------------------------------
     Vinculados con operaciones activas                                                       33.871                49.460
     Vinculados con operaciones pasivas                                                       32.062                37.410
     Otras comisiones                                                                          3.439                11.522
     Otros                                                                                    49.496                60.782
                                                                                 --------------------------------------------
E.   EGRESOS POR SERVICIOS                                                                    22.984                30.838
                                                                                 --------------------------------------------
     Comisiones                                                                               11.594                12.997
     Otros                                                                                    11.390                17.841
                                                                                 --------------------------------------------
     RESULTADO MONETARIO POR INTERMEDIACION FINANCIERA                                     (270.960)                     -
                                                                                 --------------------------------------------

=============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                        Estado de Resultados Consolidado
 Correspondiente al periodo de tres meses iniciado el 1(degree)de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

==============================================================================================================================
                                                                                             31.03.02              31.03.01
                                                                                  --------------------------------------------
                                                                                  --------------------------------------------
G.    GASTOS DE ADMINISTRACION                                                                159.200               197.394
                                                                                  --------------------------------------------
      Gastos en personal                                                                       78.916               104.635
      Honorarios a directores y sindicos                                                        1.061                 8.138
      Otros honorarios                                                                          3.810                 2.312
      Propaganda y publicidad                                                                   2.746                 7.962
      Impuestos                                                                                 9.824                 7.493
      Otros gastos operativos                                                                  52.823                53.290
      Otros                                                                                    10.020                13.564
                                                                                  --------------------------------------------
      RESULTADO MONETARIO POR EGRESOS OPERATIVOS                                                6.574                     -
                                                                                  --------------------------------------------
      RESULTADO NETO POR INTERMEDIACION FINANCIERA                                           (842.470)              100.970
                                                                                  ============================================
      RESULTADO PARTICIPACION DE TERCEROS                                                     166.473                (6.275)
                                                                                  --------------------------------------------
H.    UTILIDADES DIVERSAS                                                                      57.538                26.066
                                                                                  --------------------------------------------
      Resultado por participaciones permanentes                                                     -                 5.972
      Intereses punitorios                                                                        884                   951
      Creditos recuperados y previsiones desafectadas                                           7.287                10.635
      Otras                                                                                    49.367                 8.508
                                                                                  --------------------------------------------
I.    PERDIDAS DIVERSAS                                                                       496.697                17.612
                                                                                  --------------------------------------------
      Resultado por participaciones permanentes                                               377.110                     -
      Intereses punitorios y cargos a favor del B.C.R.A.                                           45                    16
      Cargo por incobrab. de creditos diversos y por otras previsiones                         52.338                 5.813
      Otros                                                                                    67.204                11.783
                                                                                  --------------------------------------------
      RESULTADO MONETARIO POR OTRAS OPERACIONES                                              (101.193)                    -
                                                                                  --------------------------------------------
      RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS                                    (1.216.349)              103.149
                                                                                  ============================================
K.    IMPUESTO A LAS GANANCIAS                                                                  7.001                35.691
                                                                                  --------------------------------------------
      RESULTADO DEL PERIODO                                                                (1.223.350)               67.458
==============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
              Estado de Origen y Aplicacion de Fondos Consolidado
                          Correspondiente al periodo de
                tres meses iniciado el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

============================================================================================================================
                                                                                       31.03.02             31.03.01
                                                                                 -------------------------------------------
Variaciones de fondos
Disponibilidades al inicio del ejercicio                                                    504.684               832.658
(Disminucion) / Aumento de fondos                                                          (229.734)              663.594
                                                                                 -------------------------------------------
Disponibilidades al cierre del periodo                                                      274.950             1.496.252
                                                                                 ===========================================
Causas de variacion de  fondos
Ingresos financieros cobrados                                                               241.346               576.402
Ingresos por servicios cobrados                                                              78.494               159.476
Menos
Egresos financieros pagados                                                                (231.578)             (291.302)
Egresos por servicios pagados                                                               (17.246)              (30.838)
Gastos de administracion pagados                                                           (107.814)             (176.757)
                                                                                 -------------------------------------------
Fondos originados en las operaciones                                                        (36.798)              236.981
                                                                                 ===========================================
Otras causas de origenes de fondos
Aumento de otros pasivos                                                                        342                     -
Aumento neto de otras obligaciones por intermediacion financiera                          1.296.650                     -
Disminucion neta de titulos publicos y privados                                              12.812                     -
Disminucion neta de prestamos                                                               384.720                     -
Disminucion neta de otros creditos por intermediacion financiera                            268.493             1.685.960
Disminucion neta de otros activos                                                           223.803                     -
Aportes de capital                                                                                -                 1.136
Otros origenes de fondos                                                                    471.260                19.662
                                                                                 -------------------------------------------
Total de origenes de fondos                                                               2.658.080             1.706.758
                                                                                 -------------------------------------------
Otras causas de aplicaciones de fondos
Aumento neto de titulos publicos y privados                                                  (1.714)             (277.244)
Aumento neto de prestamos                                                                          -              (68.801)
Aumento neto de otros creditos por intermediacion financiera                                (63.979)                     -
Aumento neto de otros activos                                                                (1.217)              (90.711)
Disminucion neta de depositos                                                            (2.515.551)              (94.497)
Disminucion neta de otras obligaciones por intermediacion financiera                            (17)             (680.380)
Disminucion neta de otros pasivos                                                            (5.686)              (18.589)
Dividendos pagados en efectivo                                                                     -              (45.643)
Otras aplicaciones de fondos                                                               (146.304)               (4.280)
                                                                                 -------------------------------------------
Total de aplicaciones de fondos                                                          (2.734.468)           (1.280.145)
                                                                                 -------------------------------------------
Resultado monetario generado por disponibilidades                                          (116.548)                     -
                                                                                 -------------------------------------------
(Disminucion) / Aumento de fondos                                                          (229.734)              663.594
============================================================================================================================

Las Notas 1 a 20 que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                       Informacion Contable Complementaria
                          Notas a los Estados Contables
                Consolidados Correspondientes al periodo de tres
                      meses iniciado el 1o de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

NOTA 1:   CONTEXTO ECONOMICO ARGENTINO

          Los hechos y circunstancias descriptos en la Nota 1 a los estados contables de Grupo Financiero Galicia S.A. tambien resultan aplicables a los presentes estados contables consolidados y, por lo tanto, se encuentran sujetos a identicas restricciones a las senaladas en la mencionada nota.

NOTA 2:   PRESENTACION DE LOS ESTADOS CONTABLES

          Los estados contables consolidados se exponen de acuerdo con las disposiciones de la Comunicacion "A" 3147 y complementarias del Banco Central de la Republica Argentina (B.C.R.A.) referidas al Regimen Informativo Contable para publicacion trimestral/anual, con los lineamientos de la Resolucion Tecnica N(degree) 8 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas (F.A.C.P.C.E.).

          De acuerdo con normas contables profesionales y con requerimientos de los organismos de contralor, los presentes estados contables han sido preparados sin reconocer los cambios en el poder adquisitivo de la moneda hasta el 31 de diciembre de 2001. Desde el 1(degree) de enero de 2002 y de acuerdo con la Comunicacion "A" 3702 del B.C.R.A., la Resolucion N(degree) 240/02 de la F.A.C.P.C.E. y la Resolucion N(degree) 415/02 de la C.N.V., se ha reiniciado el reconocimiento de los efectos de la inflacion en estos estados contables.

          Para ello, se ha seguido el metodo de reexpresion establecido en la citada Comunicacion que concuerda con los lineamientos de la Resolucion Tecnica N(degree) 6 de la F.A.C.P.C.E., reexpresando las partidas no monetarias mediante la aplicacion del coeficiente de ajuste derivado del indice de precios internos al por mayor nivel general (I.P.I.M.) publicado por el Instituto Nacional de Estadisticas y Censos (I.N.D.E.C.), considerando que las mediciones contables que tengan fecha de origen anterior al 31 de diciembre de 2001, se encuentran expresadas en moneda de esa fecha.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 2:   (Continuacion)

          Es necesario destacar que, con fines comparativos, los saldos al 31 de marzo de 2001 se encuentran expresados en moneda constante del 31 de marzo de 2002.

NOTA 3:   POLITICAS CONTABLES

          Los estados contables consolidados han sido preparados conforme a las normas del B.C.R.A. y las Resoluciones Tecnicas N(degree) 4, 5, 6, 10 y 12 de la F.A.C.P.C.E..

          A continuacion se incluyen las politicas contables de mayor relevancia utilizadas en la preparacion de los estados contables consolidados:

          a.   Consolidacion de estados contables

               Se han consolidado al 31 de marzo de 2002, linea por linea, los estados de situacion patrimonial, estados de resultados y de origen y aplicacion de fondos de Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., mientras que al 31 de marzo de 2001 se habian consolidado los estados contables de Banco de Galicia y Buenos Aires S.A. y Net Investment S.A..

               Grupo Financiero Galicia S.A. ha obtenido el control de Banco de Galicia y Buenos Aires S.A. y Net Investment S.A. durante el trimestre finalizado el 30 de septiembre de 2000, mientras que el control de Galicia Warrants S.A. y Sudamericana Holding S.A. lo obtuvo durante el trimestre finalizado el 30 de septiembre de 2001.

               La principal inversion de la Sociedad es su participacion en Banco de Galicia y Buenos Aires S.A., una entidad financiera sujeta a las regulaciones del Banco Central de la Republica Argentina, por lo cual se han adoptado los lineamientos de exposicion seguidos por Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

               En el caso de Banco de Galicia y Buenos Aires S.A., se incluyen los saldos correspondientes a la gestion de sus filiales del pais y del exterior, que surgen de estados contables especiales, adaptados a las normas de valuacion y exposicion dispuestas por el B.C.R.A. y las normas contables profesionales vigentes en la Republica Argentina. Los estados contables correspondientes a las filiales del exterior, han sido emitidos originalmente en moneda extranjera y fueron convertidos a pesos de acuerdo a las normas que sobre el particular establece el B.C.R.A. y en concordancia con lo dispuesto en la Resolucion Tecnica N(degree) 13 de la F.A.C.P.C.E.. Al 31 de marzo de 2002, la aplicacion de las medidas economicas senaladas en Nota 1 a los estados contables provocaron que las filiales en el exterior de Banco de Galicia y Buenos Aires S.A. registraran patrimonio neto negativo, como consecuencia de la devaluacion de la moneda argentina y la conversion forzada a pesos de la parte de sus acreencias en moneda extranjera sujeta a legislacion argentina y que no fueron incluidas en el computo de los Bonos de Compensacion y Cobertura. Este efecto fue reconocido en los estados contables de Banco de Galicia y Buenos Aires S.A. mediante la constitucion de una prevision en el pasivo equivalente al patrimonio neto negativo de las filiales mencionadas.

               Los estados contables de Banco de Galicia y Buenos Aires S.A. correspondientes a la gestion en la Republica Argentina han sido ajustados por inflacion hasta el 31 de agosto de 1995. A partir de esa fecha y de acuerdo con las normas contables profesionales y con requerimientos de los organismos de contralor, los estados contables de dicha entidad han sido preparados sin reconocer los cambios en el poder adquisitivo de la moneda hasta el 31 de diciembre de 2001. Desde el 1o de enero de 2002 y de acuerdo con la Comunicacion "A" 3702 del B.C.R.A., la Resolucion No 240/02 de la F.A.C.P.C.E. y la Resolucion No 415/02 de la C.N.V. se ha reiniciado el reconocimiento de los efectos de la inflacion en dichos estados contables. Para ello se ha seguido el metodo de reexpresion establecido en la citada Comunicacion que concuerda con los lineamientos de la Resolucion Tecnica No 6 de la F.A.C.P.C.E. considerando que las mediciones contables que tengan fecha de origen anterior al 31 de diciembre de 2001, se encuentran expresadas en moneda de esa fecha.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

          b.   Uniformidad de politicas contables

               Las politicas contables aplicadas en los estados contables de Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., son similares a las de la sociedad controlante.

               En el caso de Banco de Galicia y Buenos Aires S.A., se detallan a continuacion los principales criterios de valuacion:

               b.1. - Activos y Pasivos en Moneda Extranjera
               Valuados al tipo de cambio vendedor del Banco de la Nacion Argentina vigente al cierre de las operaciones del ultimo dia habil de cada periodo.

               b.2. - Existencias en Oro
               Valuadas a la ultima cotizacion cierre vendedor de la onza troy registrada en el Mercado de Londres, en dolares estadounidenses,
               neta  de  los  gastos  directos   estimados  de  venta.
               Para la conversion a moneda local se aplico el procedimiento indicado en el punto b.1. precedente.

               b.3. - Titulos Publicos y Privados

               b.3.a. - Titulos Publicos
               I) Tenencias en cuentas de inversion: Desde el 1o de junio de 2001 y hasta el momento del canje de acuerdo a lo mencionado en el punto b.4. siguiente, las tenencias en cuenta de inversion se registraron contablemente por su valor de costo, acrecentado hasta el vencimiento de cada servicio, en funcion de su tasa interna de retorno y del tiempo transcurrido desde su incorporacion a esas cuentas. Este criterio fue dispuesto por el B.C.R.A. mediante la Com. "A" 3278 del 1o de junio de 2001. Con ello se modifico el criterio vigente hasta esa fecha, por el cual las tenencias en cuentas de inversion se registraban por su valor de costo, acrecentado hasta el vencimiento en funcion del interes que surgia del cupon correspondiente.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

               Este ultimo, fue el criterio aplicado en el periodo de nueve meses finalizado el 31 de marzo de 2001. A esa fecha la aplicacion del valor neto de realizacion a la posicion en cuentas de inversion hubiera determinado una disminucion en el activo y patrimonio neto de Banco de Galicia y Buenos Aires S.A. de $
               162.220 y una disminucion en el resultado por el periodo de tres meses de $ 91.796.

               II) Tenencias para operaciones de compra-venta o  intermediacion:
               Valuados de acuerdo al valor de cotizacion vigente para cada titulo al cierre del periodo mas el valor de los cupones de amortizacion y renta vencidos a cobrar, neto de los gastos estimados de venta cuando corresponde.

               III) Otros - Con cotizacion: Valuados de acuerdo al valor de cotizacion segun lo indicado en el punto II) precedente.

               IV) Sin Cotizacion: Valuados a su costo mas las rentas devengadas hasta el cierre del periodo cuando corresponde.

               b.3.b. - Titulos Privados con Cotizacion
               Valuados al valor de cotizacion al cierre del periodo neto de gastos estimados de venta en caso de corresponder.

               b.4. - Prestamos Garantizados
               En el marco del Decreto 1387/01, Banco de Galicia y Buenos Aires S.A. ha participado en el canje de titulos de deuda publica nacional y de financiaciones instrumentadas bajo el Programa Pagare/Bono por nuevas financiaciones denominadas "Prestamos Garantizados".

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

               Las principales diferencias entre los instrumentos recibidos en relacion con los canjeados, consistieron en una extension en el cronograma de amortizacion que, para titulos con vencimiento original hasta el 31 de diciembre de 2010, fue de 3 anos y una disminucion en la tasa de interes, fijandose esta ultima en el 70% de la tasa contractual, con un maximo del 7% anual para operaciones a tasa fija y de libor mas 3% para los prestamos a tasa flotante. Como lo dispuso el art. 20 del mencionado decreto, la conversion se realizo a valor nominal a una relacion de uno a uno y en la misma moneda en la que estaba expresada la obligacion convertida.

               La diferencia positiva entre el valor de contabilizacion de los prestamos garantizados y el valor de libros al que se encontraban registrados los titulos objeto de canje, el B.C.R.A. dispuso, se registre en una cuenta regularizadora del activo, previendose su imputacion mensual a resultados en forma proporcional al plazo de cada uno de los prestamos garantizados recibidos.

               Como resultado de la operacion de canje mencionada precedentemente, Banco de Galicia y Buenos Aires S.A. al 31 de marzo de 2002 registra en prestamos garantizados la suma de $ 5.271.650, que incluye la diferencia positiva entre el valor de contabilizacion de los prestamos garantizados y el valor de libros al que se encontraban registrados los titulos objeto de canje, la cual se halla registrada en una cuenta regularizadora del activo por $ 78.736.

               De acuerdo con el Decreto N(degree) 644 de fecha 18 de abril de 2002, las principales modificaciones son las siguientes:

               - La conversion a pesos de los Prestamos Garantizados originalmente denominados en dolares estadounidenses a la relacion $ 1,40 = U$S 1, conforme lo estipulado por el Articulo 1(degree)del Decreto N(degree)471/02.
               - Las nuevas tasas de interes que devengaran dichos prestamos garantizados conforme lo detallado en el Articulo 3(degree)del Decreto N(degree)471/02.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

               b.5.  -  Devengamiento  de  Ajustes,  Intereses,  Diferencias  de
               Cotizacion,   Primas  de  Futuro  y  Rentas   Variables
               En las operaciones en moneda extranjera y en aquellas en moneda local con clausula de ajuste de capital hasta el 1(degree) de abril de 1991, o en aquellas en que las tasas hayan sido concertadas previamente por un lapso total de vigencia no superior a 92 dias, el devengamiento se ha realizado sobre la base de la distribucion lineal de los mismos.

               En las operaciones en moneda local cuyas tasas hayan sido pactadas por periodos mayores, los intereses se han devengado en forma exponencial.

               A partir del mes de enero de 1997, Banco de Galicia y Buenos Aires S.A. ha recibido imposiciones con retribucion variable de acuerdo con el regimen previsto en la Comunicacion "A" 2482 del B.C.R.A.. La retribucion fija de cada operacion se devenga de acuerdo con lo senalado en el primer parrafo, en tanto que la retribucion variable se devenga aplicando la proporcion de retribucion pactada a la variacion positiva en el precio del activo financiero o indice de activos financieros, operada entre el momento de concertacion y el fin de mes.

               Para las operaciones activas y pasivas originalmente en moneda extranjera convertidas a pesos, de acuerdo al Decreto N(degree) 214/02, se ha devengado el ajuste por aplicacion del CER al cierre del periodo, en caso de corresponder.

               b.6. - Bienes Dados en Locacion Financiera
               Valuados a su valor de costo menos la amortizacion acumulada.

               b.7. - Participaciones en Otras Sociedades

               b.7.a. - En Entidades Financieras, Actividades Complementarias y Autorizadas

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

                    -Controladas
                    Del Pais:
                    Se  han   valuado  de  acuerdo   con  el  metodo  del  valor
                    patrimonial proporcional.

                    En el caso de la participacion en Banelco S.A., se ha valuado de acuerdo con el metodo del valor patrimonial proporcional sobre la base de estados contables al 31 de diciembre de 2001, pues dicha Sociedad, a la fecha de preparacion de los presentes estados contables, no dispone de estados contables auditados.

                    En el caso de Galicia Capital Markets S.A., como resultado de la aplicacion de las medidas economicas senaladas en la Nota 1 de dicha sociedad, registra patrimonio neto negativo. Este efecto ha sido reconocido en Banco de Galicia y Buenos Aires S.A. mediante la constitucion de una prevision en el pasivo.

                    Del Exterior:
                    Por las participaciones en Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Limited se ha aplicado lo establecido en la Nota 1 a los presentes estados contables acapite "Situacion de Banco de Galicia y Buenos Aires S.A. y sus subsidiarias".

                    En el periodo de nueve meses finalizado el 31 de marzo de 2001, su valor se establecio de acuerdo al metodo del valor patrimonial proporcional, en base a estados contables emitidos originalmente en moneda extranjera. Para la conversion a moneda local se aplico el procedimiento indicado precedentemente para filiales en el exterior. Los mismos responden a las normas que sobre el particular establece el B.C.R.A. y se hallan en concordancia con lo especificado por las normas contables profesionales.

                    -No controladas
                    Del Pais:
                    Se han valuado a su costo de adquisicion reexpresado segun lo expuesto en el punto a. precedente, adicionandose ademas, los dividendos en acciones.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

                    Del Exterior:
                    Registradas a su valor de costo mas dividendos en acciones que se incorporan a su valor nominal.
                    Para la conversion a moneda local se aplico el procedimiento indicado en el punto b.1..

                    b.7.b. - En Otras Sociedades
                    -No controladas
                    Del Pais:
                    Se han valuado a su costo de adquisicion reexpresado segun lo expuesto en el punto a. precedente, adicionandose ademas, los dividendos en acciones.

                    Las inversiones en Net Investment S.A., Sudamericana Holding S.A. y Galicia Warrants S.A., se han valuado a su valor patrimonial proporcional. En el caso de Sudamericana Holding S.A. y Galicia Warrants S.A., la valuacion se ha efectuado en base a estados contables preparados al 31 de diciembre de 2001 y al 31 de enero de 2002, respectivamente.

                    Del Exterior:
                    Valuadas a su valor de costo mas dividendos en acciones que se incorporan a su valor nominal.

                    Para la conversion a moneda local se aplico el procedimiento indicado en el punto b.1..

                    b.8. - Bienes de Uso y Bienes Diversos
                    Se han valuado a su valor de costo reespresado (ver punto a. precedente), mas el mayor valor correspondiente al revaluo tecnico practicado en el ano 1981, menos las depreciaciones acumuladas.

                    La depreciacion de los bienes se calcula sobre la vida util estimada en meses computandose el mes de alta, no depreciandose en el de baja, siendo la vida util estimada de no mas de 600 meses para inmuebles, 120 meses para mobiliarios e instalaciones y no mas de 60 meses para los bienes restantes.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA3:    (Continuacion)

                    El valor residual de los bienes en su conjunto, no supera su valor de utilizacion economica.

                    b.9. - Otros Bienes Diversos
                    Se  valuaron a su valor de costo  reexpresado  (ver punto a.
                    precedente),   menos  las  correspondientes   depreciaciones
                    acumuladas.

                    La depreciacion de los bienes se calcula con identico criterio al senalado en el punto precedente.

                    b.10. - Bienes Intangibles
                    Se valuaron a su costo de adquisicion reexpresado (ver punto a. precedente), menos las correspondientes amortizaciones acumuladas, calculadas proporcionalmente a los meses de vida util estimados.

                    La amortizacion se efectua linealmente en cuotas mensuales iguales, siendo los plazos de amortizacion como maximo de 120 meses para "Llave de Negocios" y de no mas de 60 meses para "Gastos de Organizacion y Desarrollo". Este ultimo concepto en el periodo de nueve meses finalizado el 31 de marzo de 2001, incluyo las sumas abonadas al personal por compensaciones e indemnizaciones con motivo de la adecuacion de la estructura de recursos humanos, conforme a las condiciones senaladas por el B.C.R.A. en la Comunicacion "A" 1879 y complementarias, Resolucion N(degree) 92/96 y Resolucion N(degree) 376/96.

                    b.11. - Prevision por Riesgo de Incobrabilidad y por Compromisos Eventuales
                    Se  han   constituido   teniendo  en  cuenta  el  riesgo  de
                    incobrabilidad, estimado en relacion con la asistencia crediticia de Banco de Galicia y Buenos Aires S.A., el que resulta de la evaluacion del grado de cumplimiento de los deudores, su situacion economico financiera y las garantias que respaldan las respectivas operaciones, teniendo en cuenta las disposiciones de la Comunicacion "A" 2216 y complementarias del B.C.R.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

                    Cabe mencionar que el B.C.R.A. dispuso mediante la Comunicacion "A" 3418 incrementar en 31 dias adicionales, el plazo admitido de mora para la permanencia en las categorias "A" y "B" hasta febrero de 2002. Asimismo, la Comunicacion "A" 3630 dispuso para los meses de marzo a junio de 2002 respecto de los deudores clasificados en las categorias "B" y "C" que registren hasta 62 y 121 dias de atraso, respectivamente, tanto para la cartera comercial como para la de consumo, la posibilidad para las entidades financieras de observar los niveles de previsionamiento correspondientes a la categoria inmediata anterior. Banco de Galicia y Buenos Aires S.A. no hizo uso de esta opcion.

                    b.12. - Patrimonio Neto
                    1) Las cuentas integrantes del Patrimonio Neto se encuentran reexpresadas de acuerdo a lo senalado en el punto a.
                    precedente, excepto "Capital Social" y "Aportes no Capitalizados" que se han mantenido a sus valores de origen. El ajuste derivado de la reexpresion de dichas cuentas se expone en el rubro "Ajuste al Patrimonio - Ajuste de Capital".

                    Las cuentas de resultados se encuentran reexpresadas con independencia de que se haya efectivizado su cobro o pago.

                    Los resultados monetarios por exposicion a la inflacion fueron determinados segun se indica:

                    a. "Resultado monetario por intermediacion financiera": incluye el resultado por exposicion a la inflacion originado en activos y pasivos relacionados con el periodo de la actividad de intermediacion habitual entre la oferta y la demanda de recursos financieros.

                    b. "Resultado monetario vinculado con egresos operativos": incluye el resultado por exposicion a la inflacion originado en activos y pasivos monetarios en pesos, relacionados con gastos de administracion conforme a la Comunicacion "A" 3702 del B.C.R.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)



NOTA 3:   (Continuacion)

               c. "Resultado monetario por otras operaciones": incluye el resultado por exposicion a la inflacion originado en activos y pasivos que no estan relacionados con la intermediacion financiera.

               2) De acuerdo con la Comunicacion "A" 3703 del B.C.R.A. se registro en la cuenta "Diferencia de valuacion no realizada por la compensacion de la posicion neta en moneda extranjera" el monto de compensacion previsto en los Decretos No 214/02, 905/02 y normas complementarias, atribuible a la diferencia positiva entre el patrimonio neto al 31 de diciembre de 2001 y el que surge de ajustar la posicion neta en moneda extranjera a esa fecha convertida a pesos al tipo de cambio a $ 1,40 por cada dolar estadounidense. Las condiciones para la desafectacion de esta reserva no han sido aun establecidas por el B.C.R.A..

               b.13. - Impuesto a las Ganancias e Impuesto a la Ganancia Minima Presunta
               Al 31 de marzo de 2002 no existe cargo de impuesto a las ganancias, dado que a dicha fecha se estima una situacion de quebranto impositivo.

               Asimismo y como consecuencia de haber determinado quebranto impositivo en el impuesto a las ganancias en el ejercicio fiscal finalizado el 31 de diciembre de 2001, surge la obligacion de ingresar el impuesto a las ganancia minima presunta.

               No obstante ello, no se ha efectuado cargo alguno a cuentas de resultados por este impuesto debido a que los montos que en definitiva se abonen resultan computables, hasta su agotamiento, como pago a cuenta del impuesto a las ganancias que se determine en los diez ejercicios siguientes al de su ingreso.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

                    b.14.  -  Indemnizaciones  por  Despido

                    Banco de Galicia y Buenos Aires S.A. imputa directamente a gastos las indemnizaciones abonadas. Las originadas en la adecuacion de la estructura de recursos humanos en periodos anteriores, fueron activadas en la cuenta "Bienes Intangibles" segun lo senalado en el pto. b.10. precedente.

                    Los montos que eventualmente corresponderia abonar por juicios de indole laboral se hallan previsionados en el rubro "Pasivo - Previsiones Indemnizaciones por Despido".

                    Asimismo, al 31 de marzo de 2002, el riesgo maximo por despido al personal asciende aproximadamente a la suma de $
                    174.457. Al 31 de marzo de 2001 el total por dicho concepto ascendio a $ 111.957.

NOTA 4:   INFORMACION BASICA SOBRE LAS SOCIEDADES CONTROLADAS CONSOLIDADAS

          La informacion basica relativa a las sociedades controladas se expone en la Nota 12 y en el Anexo C a los estados contables de Grupo Financiero Galicia S.A..

          Con respecto a Net Investment S.A., Galicia Warrants S.A. y Sudamericana Holding S.A., Grupo Financiero Galicia S.A. posee en forma directa el 87,50% del capital social y de los votos de cada una de las sociedades y su controlada Banco de Galicia y Buenos Aires S.A. posee el 12,50% restante, de dichas sociedades.

          Los estados contables de Net Investment S.A. se encuentran a su vez consolidados linea por linea con el estado de situacion patrimonial, estados de resultados y de origen y aplicacion de fondos de la Sociedad, con el estado de situacion patrimonial, estados de resultados y de origen y aplicacion de fondos de B2Agro S.A. y Net Investment B.V.. Al 31 de marzo de 2002, Net Investment S.A. poseia los siguientes porcentajes de tenencia:

          =========================================================== ================= ================
                               SOCIEDAD EMISORA                          % CAPITAL          % VOTOS
          ----------------------------------------------------------- ----------------- ----------------
          B2Agro S.A.                                                            93,75            93,75
          ----------------------------------------------------------- ----------------- ----------------
          Net Investment B.V.                                                   100,00           100,00
          =========================================================== ================= ================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 4:   (Continuacion)

          Los estados contables de Sudamericana Holding S.A., han sido adaptados a un periodo de tres meses al 31 de diciembre de 2001, con fines de consolidacion. Los mismos se encuentran a su vez consolidados linea por linea con el estado de situacion patrimonial, estados de resultados y de origen y aplicacion de fondos de la Sociedad, con el estado de situacion patrimonial, estados de resultados y de origen y aplicacion de fondos de Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A. y Medigap Salud S.A. (ex-Hartford Salud S.A.). Al 31 de diciembre de 2001, Sudamericana Holding S.A. poseia los siguientes porcentajes de tenencia:

          ============================================================= ================= ================
                                SOCIEDAD EMISORA                           % CAPITAL          % VOTOS
          ------------------------------------------------------------- ----------------- ----------------
          Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros                99,99            99,99
          de Vida S.A.)
          ------------------------------------------------------------- ----------------- ----------------
          Instituto de Salta Seguros de Vida S.A.                                  90,00            90,00
          ------------------------------------------------------------- ----------------- ----------------
          Galicia Retiro Cia. de Seguros S.A.                                      99,99            99,99
          ------------------------------------------------------------- ----------------- ----------------
          Galicia Vida Cia. de Seguros S.A.                                        99,99            99,99
          ------------------------------------------------------------- ----------------- ----------------
          Medigap Salud S.A. (ex-Hartford Salud S.A.)                              99,99            99,99
          ============================================================= ================= ================

          Los estados contables consolidados de Banco de Galicia y Buenos Aires S.A. al 31 de marzo de 2001, han sido adaptados a igual periodo de tiempo que los estados contables de Grupo Financiero Galicia S.A., con fines de consolidacion. Los estados contables de dicha entidad al 31 de marzo de 2002 y 2001 incluyen los activos, pasivos y resultados de las sociedades controladas que se detallan a continuacion:

          ==================================================================================================
                                               al 31 de marzo de 2002
          --------------------------------------------------------------------------------------------------
                                                                                 PARTICIPACION PORCENTUAL
                      SOCIEDAD EMISORA                       ACCIONES                      SOBRE
          ------------------------------------------ --------------------------- ---------------------------
                                                                                   CAPITAL        VOTOS
                                                        TIPO        CANTIDAD        TOTAL       POSIBLES
          ------------------------------------------ ------------- ------------- ------------- -------------
          BANCO GALICIA URUGUAY S.A.                 Ordinarias         13.375        100,00        100,00
          ------------------------------------------ ------------- ------------- ------------- -------------
          TARJETAS REGIONALES S.A.                    Ord. esc.     70.834.138     68,218539     68,218539
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA CAPITAL MARKETS S.A.                Ord. esc.         99.990         99,99         99,99
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA FACTORING Y LEASING S.A.            Ord. esc.      1.889.700         99,98         99,98
          ------------------------------------------ ------------- ------------- ------------- -------------
          AGRO GALICIA S.A.                           Ord. esc.        247.500         99,00         99,00
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA VALORES S.A. SOC. DE BOLSA          Ord. esc.        999.996         99,99         99,99
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.     Ordinarias        500.000        100,00        100,00
          ==================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)



NOTA 4:   (Continuacion)

          ==================================================================================================
                                               al 31 de marzo de 2001
          --------------------------------------------------------------------------------------------------
                                                                                 PARTICIPACION PORCENTUAL
                      SOCIEDAD EMISORA                       ACCIONES                      SOBRE
          ------------------------------------------ ------------- ------------- ------------- -------------
                                                                                   CAPITAL        VOTOS
                                                        TIPO        CANTIDAD        TOTAL       POSIBLES
          ------------------------------------------ ------------- ------------- ------------- -------------
          BANCO GALICIA URUGUAY S.A.                 Ordinarias         13.375        100,00        100,00
          ------------------------------------------ ------------- ------------- ------------- -------------
          TARJETAS REGIONALES S.A.                    Ord. esc.         99.990          0,30          0,30
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA CAPITAL MARKETS S.A.                Ord. esc.         99.990         99,99         99,99
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA FACTORING Y LEASING S.A.            Ord. esc.      1.889.700         99,98         99,98
          ------------------------------------------ ------------- ------------- ------------- -------------
          AGRO GALICIA S.A.                           Ord. esc.        247.500         99,00         99,00
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA VALORES S.A. SOC. DE BOLSA          Ord. esc.        999.996         99,99         99,99
          ------------------------------------------ ------------- ------------- ------------- -------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.     Ordinarias        500.000        100,00        100,00
          ==================================================================================================


          ==================================================================================================
                                               al 31 de marzo de 2002
          --------------------------------------------------------------------------------------------------
                      SOCIEDAD EMISORA                ACTIVO      PASIVO     PATRIMONIO NETO   RESULTA-DOS
          ------------------------------------------ ----------- ----------- ----------------- -------------
          BANCO GALICIA URUGUAY S.A.                          -           -                 -             -
          ------------------------------------------ ----------- ----------- ----------------- -------------
          TARJETAS REGIONALES S.A.                      547.349     531.762            15.587     (152.234)
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA CAPITAL MARKETS S.A.                   33.355      37.247           (3.892)      (19.661)
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA FACTORING Y LEASING S.A.                7.345       1.663             5.682         1.077
          ------------------------------------------ ----------- ----------- ----------------- -------------
          AGRO GALICIA S.A.                                 699         290               409          (61)
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA VALORES S.A. SOC. DE BOLSA             12.173       4.275             7.898         2.731
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.          4.636         919             3.717         2.022
          ==================================================================================================


          ==================================================================================================
                                               al 31 de marzo de 2001
          --------------------------------------------------------------------------------------------------
                      SOCIEDAD EMISORA                ACTIVO      PASIVO     PATRIMONIO NETO   RESUL-TADOS
                                                                                                   (*)
          ------------------------------------------ ----------- ----------- ----------------- -------------
          BANCO GALICIA URUGUAY S.A.                  3.085.238   2.823.292           261.946        14.421
          ------------------------------------------ ----------- ----------- ----------------- -------------
          TARJETAS REGIONALES S.A.                      707.133     627.642            79.491         1.067
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA CAPITAL MARKETS S.A.                   29.915      16.683            13.232           274
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA FACTORING Y LEASING S.A.                4.549         767             3.782            73
          ------------------------------------------ ----------- ----------- ----------------- -------------
          AGRO GALICIA S.A.                               1.142         698               444            16
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA VALORES S.A. SOC. DE BOLSA              7.167       2.645             4.522           212
          ------------------------------------------ ----------- ----------- ----------------- -------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.          1.634         226             1.408            97
          ==================================================================================================

          (*) correspondientes al periodo de 3 meses finalizado el 31 de marzo de 2001.

          Los Estados Contables de las sociedades controladas han sido adaptados a las normas de valuacion y exposicion del B.C.R.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 4:   (Continuacion)

          En el caso de Banco Galicia Uruguay S.A. y Banco Galicia (Cayman) Limited no han sido incorporadas en la consolidacion al 31 de marzo de 2002 (ver Nota 1 a los estados contables).

          En el periodo de nueve meses finalizado el 31 de marzo de 2001 para Banco Galicia Uruguay S.A., se han utilizado balances especiales al 31 de marzo de 2001 adaptados a igual periodo de Banco de Galicia y Buenos Aires S.A.. Los mismos incluyen los saldos consolidados linea por linea del balance especial, estado de resultados y estado de origen y aplicacion de fondos de Banco Galicia Uruguay S.A. con el balance especial, estado de resultados y estado de origen y aplicacion de fondos del Banco de Galicia (Cayman) Limited cuyo capital accionario es controlado en un 65,3405% por Banco Galicia Uruguay S.A. y el 34,6595% restante por Banco de Galicia y Buenos Aires S.A.. Asimismo, estos ultimos estados fueron consolidados con los correspondientes a Tarjetas Regionales S.A. y a Galicia Pension Fund Limited de las cuales Banco de Galicia (Cayman) Limited es tenedora del 99,7% y del 100%. A su vez Galicia Pension Fund Limited consolida con Galicia Administradora de Fondos S.A. Sociedad Gerente a partir del 1 de enero de 2000 cuyo capital accionario es controlado en un 99,985%.

          En el presente periodo como consecuencia de los nuevos porcentajes de participacion de los accionistas en Tarjetas Regionales S.A., Banco de Galicia y Buenos Aires S.A. posee el 68,218539% del capital y de los votos y Banco de Galicia (Cayman) Limited el 31,781461% restante.

          Banco de Galicia y Buenos Aires S.A. consolida linea a linea con dicha sociedad.

          Los estados contables de Tarjetas Regionales S.A. al 31 de marzo de 2002, utilizados con fines de consolidacion, se encuentran a su vez consolidados linea a linea con los estados contables de Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. , Tarjeta Comfiar S.A., y Tarjetas del Mar S.A, cuyos capitales accionarios son controlados por Tarjetas Regionales S.A..

          Al 31 de marzo de 2001 se consolidaron adicionalmente los estados contables de Tarjetas del Sur S.A.. Los porcentajes de tenencia son los siguientes:

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 4:   (Continuacion)

          a)   En forma directa:

          ============================================== ========================= =========================
                            Sociedad                            31.03.02                  31.03.01
          ---------------------------------------------- ------------------------- -------------------------
          Tarjetas Cuyanas S.A.                                    60%                       60%
          ---------------------------------------------- ------------------------- -------------------------
          Tarjetas del Mar S.A.                                    50%                       50%
          ---------------------------------------------- ------------------------- -------------------------
          Tarjeta Naranja S.A.                                     80%                       80%
          ---------------------------------------------- ------------------------- -------------------------
          Tarjeta Comfiar S.A.                                     60%                       60%
          ---------------------------------------------- ------------------------- -------------------------
          Tarjetas del Sur S.A.                                     -                        48%
          ============================================== ========================= =========================

          b)   En forma  indirecta  a traves de su  controlada  Tarjeta  Naranja
               S.A.:

          ============================================ ========================= ===========================
                           Sociedad                           31.03.02                   31.03.01
          -------------------------------------------- ------------------------- ---------------------------
          Tarjeta Comfiar S.A.                                   32%                        32%
          -------------------------------------------- ------------------------- ---------------------------
          Tarjetas del Sur S.A. (*)                               -                         32%
          ============================================ ========================= ===========================
          (*) Fusionada con Tarjeta Naranja S.A..

     Los estados contables de Tarjeta Naranja S.A. han sido a su vez consolidados en ambos periodos con los estados contables de Cobranzas Regionales S.A., sociedad de la que posee el 66,4% de las acciones con derecho a voto.

     Asimismo, Tarjeta Comfiar S.A. y Tarjetas Cuyanas S.A. participan en el 21,3% y el 12,3% del capital social y de los votos de Cobranzas Regionales S.A., respectivamente.

     Con fines de consolidacion, para las sociedades administradoras de las tarjetas mencionadas, se han utilizado los estados contables al 31 de marzo de 2002 y al 28 de febrero de 2001.

     Con relacion a Galicia Capital Markets S.A., los estados contables incluyen los saldos consolidados linea por linea del balance general, estados de resultados y de origen y aplicacion de fondos de la Sociedad con el balance general, estados de resultados y de origen y aplicacion de fondos de Galicia Advent Corporation Limited, cuyo capital accionario es controlado en un 57,89% por dicha sociedad y Galicia Equity Analysis S.A., cuyo capital accionario es controlado en un 99%.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 5:   PARTICIPACION DE TERCEROS EN ENTIDADES O EMPRESAS CONSOLIDADAS

          La porcion del Patrimonio Neto de las sociedades controladas de propiedad de terceros, se expone en el Estado de Situacion Patrimonial en el rubro "Participacion de terceros en entidades o empresas consolidadas".

          El resultado de la participacion minoritaria se expone en el Estado de Resultados en el rubro "Resultado participacion de terceros".

          Los porcentajes de participacion minoritaria, al 31 de marzo de 2002 y 2001, son los siguientes:

          ============================================== ========================= =========================
                            Sociedad                             31.03.02                  31.03.01
          ---------------------------------------------- ------------------------- -------------------------
          Banco de Galicia y Bs. As. S.A.                        6,41446%                  6,51671%
          ---------------------------------------------- ------------------------- -------------------------
          Net Investment S.A.                                    0,80181%                  0,81459%
          ---------------------------------------------- ------------------------- -------------------------
          Sudamericana Holding S.A.                              0,80175%                     -
          ---------------------------------------------- ------------------------- -------------------------
          Galicia Warrants S.A.                                  0,80181%                     -
          ---------------------------------------------- ------------------------- -------------------------
          B2Agro S.A.                                            7,00169%                 17,34549%
          ---------------------------------------------- ------------------------- -------------------------
          Net Investment B.V.                                    0,80181%                     -
          ---------------------------------------------- ------------------------- -------------------------
          BtoB Comercial S.A.                                       -                      0,81432%
          ---------------------------------------------- ------------------------- -------------------------
          Aseguradora de Personas Galicia S.A.
          (ex-Hartford Seguros de Vida S.A.)                     0,80234%                     -
          ---------------------------------------------- ------------------------- -------------------------
          Medigap Salud S.A. (ex-Hartford Salud S.A.)            0,81002%                     -
          ---------------------------------------------- ------------------------- -------------------------
          Instituto de Salta Seguros de Vida S.A.               10,72158%                     -
          ---------------------------------------------- ------------------------- -------------------------
          Galicia Retiro Cia. de Seguros S.A.                    0,80188%                     -
          ---------------------------------------------- ------------------------- -------------------------
          Galicia Vida Cia. de Seguros S.A.                      0,80190%                     -
          ============================================== ========================= =========================

          En el caso de Banco de Galicia y Buenos Aires S.A., los porcentajes de participacion minoritaria son los siguientes:

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 5:   (Continuacion)

          =============================================================== ================ =================
                                      Sociedad                                31.03.02          31.03.01
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Valores S.A. Sociedad de Bolsa                                0,01%            0,01%
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Capital Markets S.A.                                          0,01%            0,01%
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Factoring y Leasing S.A.                                      0,02%            0,02%
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Administradora de Fondos S.A. Soc. Gerente                   0,015%            0,015%
          --------------------------------------------------------------- ---------------- -----------------
          Agro Galicia S.A.                                                     1,00%            1,00%
          --------------------------------------------------------------- ---------------- -----------------
          Tarjeta Comfiar S.A.                                                  8,00%            8,00%
          --------------------------------------------------------------- ---------------- -----------------
          Tarjetas Cuyanas S.A.                                                40,00%            40,00%
          --------------------------------------------------------------- ---------------- -----------------
          Tarjetas del Mar S.A.                                                50,00%            50,00%
          --------------------------------------------------------------- ---------------- -----------------
          Tarjeta Naranja S.A.                                                 20,00%            20,00%
          --------------------------------------------------------------- ---------------- -----------------
          Tarjetas del Sur S.A.                                                   -              20,00%
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Advent Corporation Limited                                   42,11%            42,11%
          --------------------------------------------------------------- ---------------- -----------------
          Galicia Equity Analysis S.A.                                          1,00%            1,00%
          --------------------------------------------------------------- ---------------- -----------------
          Cobranzas Regionales S.A.                                            19,904%          19,904%
          =============================================================== ================ =================

NOTA 6:   BIENES DE DISPONIBILIDAD RESTRINGIDA

          Al  31  de  marzo  de  2002  existen   restricciones   para  la  libre
          disponibilidad de los siguientes activos de Banco de Galicia y Buenos Aires S.A., correspondientes a sus casas ubicadas en el pais:

          a. Fondos y Titulos Publicos
          Se han depositado en garantia a favor de terceros por operaciones propias por $ 5.150. Asimismo, se han depositado $ 116.845 para garantizar las operaciones de pases pasivos con entidades financieras residentes en el pais y en el exterior.

          En el marco del Decreto N(degree) 979/01 del Poder Ejecutivo Nacional, Banco de Galicia y Buenos Aires S.A. ha participado en el adelanto de fondos al Estado Nacional a cuenta de obligaciones tributarias recibiendo a cambio Certificados de Credito Fiscal por un valor de $ 78.378, los que se hallan registrados en Titulos Publicos.

          Los mismos podran aplicarse para cancelar obligaciones tributarias, en las condiciones senaladas en el Decreto mencionado precedentemente, a partir de enero de 2003.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 6:   (Continuacion)

          b. Garantia Fideicomisos Financieros Galtrust II, III, IV y V
          Se han depositado en garantia por los contratos de Fideicomisos Financieros Galtrust II, III, IV y V - Letras Hipotecarias, $ 3.406 en concepto de monto minimo inicial de las inversiones de reserva segun contratos de fecha 17 de diciembre de 2001.

          c. Cuentas Especiales de Garantias
          Se han abierto cuentas especiales de garantias en el B.C.R.A. por las operatorias vinculadas con las camaras electronicas de compensacion, cheques cancelatorios y otras asimilables que al 31 de marzo de 2002 ascendio a $ 20.278.

          d. Depositos a favor del B.C.R.A.
          Constituidos conforme a las siguientes disposiciones del B.C.R.A.:

              - Comunicacion "A" 1190                      $      533
              - Comunicacion "A" 2923                      $    3.705

          e. Fondo de Liquidez Bancaria
          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. ha otorgado garantias por $ 1.250.111, por la asistencia recibida aplicable al Fondo de Liquidez Bancaria.

          f. Depositos a favor de Banco de Galicia y Buenos Aires S.A. con disponibilidad restringida
          Los  fondos  a  favor  de  Banco  de  Galicia  y  Buenos  Aires  S.A., provenientes de otras entidades financieras, en concepto de operaciones de ventas directas de carteras, en relacion con el proceso de capitalizacion de Banco de Galicia y Buenos Aires S.A., fueron puestos a disposicion de este ultimo el 3 de mayo de 2002, fecha de aprobacion del "Plan de Capitalizacion y Liquidez".

          g. Garantias otorgadas al B.C.R.A.
          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. ha afectado financiaciones al sector publico en garantia a favor del B.C.R.A. por adelantos recibidos para atender situaciones transitorias de iliquidez por la suma de $ 4.513.484.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 6:   (Continuacion)

          h. Participaciones en Otras Sociedades
          Se ha constituido una prenda en primer grado sobre la totalidad de la tenencia de acciones de Correo Argentino S.A., a favor de la Corporacion Financiera Internacional, del Banco Interamericano de Desarrollo y de un sindicato de entidades locales en garantia de las financiaciones otorgadas a dicha empresa.

          Esta operacion fue autorizada por el B.C.R.A. mediante Resolucion N(degree)408 del 9 de septiembre de 1999.

          En el caso que se determinara la existencia de un deficit de fondos de acuerdo al contrato oportunamente firmado, Banco de Galicia y Buenos Aires S.A. y el accionista mayoritario de Correo Argentino S.A. deberian mantener indemnes a los acreedores financieros. La existencia de un deficit en los terminos del contrato deberia ser notificada a Banco de Galicia y Buenos Aires S.A. y a Socma Americana S.A.. A la fecha de los presentes estados contables Banco de Galicia y Buenos Aires S.A. no ha recibido requerimiento alguno por este concepto.

          Asimismo, el rubro "Participaciones en Otras Sociedades" incluye acciones cuya transferibilidad esta sujeta a la aprobacion de las autoridades nacionales o provinciales segun corresponda, de acuerdo a los terminos de los contratos de concesion oportunamente firmados:

          -    Aguas Argentinas S.A.: 3.236.879 acciones  escriturales clase F y
               522.887 acciones escriturales clase E.
          -    Aguas   Provinciales  de  Santa  Fe  S.A.:   3.600.000   acciones
               escriturales clase F y 62.500 acciones escriturales clase D.
          -    Inversora   Diamante   S.A.:    1.606.117   acciones   ordinarias
               escriturales intransferibles.
          - Inversora Nihuiles S.A.: 1.184.093 acciones ordinarias escriturales intransferibles.
          - Electrigal S.A.: 1.222.406,50 acciones ordinarias nominativas no endosables intransferibles.
          -    Aguas Cordobesas S.A.: 900.000 acciones ordinarias clase E.
          - Correo Argentino S.A.: 12.462.021 acciones ordinarias clase B intransferibles.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 6:   (Continuacion)

          Banco de Galicia y Buenos Aires S.A., en su calidad de accionista de las empresas concesionarias del servicio de agua potable, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. y Aguas Cordobesas S.A., ha comprometido, al igual que los demas socios, la provision de apoyo financiero, en el caso de que las sociedades mencionadas no pudieran hacer frente a los compromisos que han asumido con organismos financieros internacionales.

          En el caso de Aguas Argentinas S.A. y Aguas Provinciales de Santa Fe S.A., el Banco Interamericano de Desarrollo (B.I.D.) solicito a los patrocinantes que otorguen prestamos a dichas sociedades. A la fecha de los presentes estados continuan las negociaciones para postergar la asistencia a Aguas Argentinas S.A., en tanto que se considera que por Aguas Provinciales de Santa Fe S.A. la obligacion no existe.

          Por otra parte, de los bienes correspondientes a las filiales en el exterior, se han afectado letras de agencia del gobierno por $ 161.673 a cumplimentar exigencias de la autoridad de contralor del pais donde operan, que restringen su disponibilidad.

          Al 31 de marzo de 2001, el total de bienes de disponibilidad restringida por los conceptos senalados, ascendio a $ 399.190.

          Adicionalmente, al 31 de marzo de 2002 y 2001 existen restricciones para la libre disponibilidad de los siguientes activos existentes en las sociedades controladas por Banco de Galicia y Buenos Aires S.A. y sujetas a consolidacion:

          a. Galicia Valores S.A. Sociedad de Bolsa:
          Al 31 de marzo de 2002 la Sociedad mantiene tres acciones del Mercado de Valores de Buenos Aires S.A. afectadas a garantizar un seguro sobre las operaciones efectuadas por la misma por $ 2.175.

          Al 31 de marzo del 2001, el total de bienes de disponibilidad restringida correspondientes a dicha sociedad ascendia a $ 1.251.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 6:   (Continuacion)

          b. Agro Galicia S.A.:
          Al 31 de marzo de 2002 la Sociedad mantiene una accion del Mercado a Termino de Buenos Aires S.A. afectada a garantizar un seguro sobre operaciones efectuadas por la misma por $ 36.

          A esa misma fecha, la Sociedad posee un certificado de deposito a plazo fijo por $ 12, entregado al Mercado a Termino de Rosario S.A., para garantizar la operatoria en el mismo.
          Asimismo, los avales de terceros otorgados en garantia de las operaciones al Mercado a Termino de Buenos Aires S.A. ascienden a $ 1.830.

          Al 31 de marzo de 2001, el total de bienes de disponibilidad restringida correspondientes a dicha sociedad ascendia a $ 737.

NOTA 7:   ACTIVIDADES FIDUCIARIAS

          A efectos de garantizar obligaciones emergentes de contratos, las partes intervinientes han acordado entregar a Banco de Galicia y Buenos Aires S.A. en propiedad fiduciaria sumas para ser invertidas en depositos a plazo fijo, segun el siguiente detalle:

          1)   Por  obligaciones  emergentes  del  convenio de  compra-venta  de acciones de Freddo S.A.I.C.I. y A. por miles de U$S 1.772.
          2)   A fin de garantizar el cumplimiento de obligaciones emergentes de compra-venta  de  acciones  de  Musimundo  S.A.  por miles de U$S
               21.452.
          3) Por obligaciones emergentes del convenio de compra-venta de acciones de Gasparini Gianni y otros, compradores y vendedores han acordado entregar a Banco de Galicia y Buenos Aires S.A. en propiedad fiduciaria la suma de $ 2.772.
          4)   Por  obligaciones  emergentes  de  compra-venta  de  acciones  de
               Service Corporation International Argentina S.R.L. por $ 35.
          5)   A fin de garantizar el cumplimiento  de  obligaciones  emergentes del contrato de fideicomiso de Eduardo Sumic y Ercides Ciani por $ 56.

          Las  sumas  seran   liberadas  a  su  vencimiento  o  al  recibir  las
          instrucciones conforme a lo establecido en los pertinentes contratos.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 8:   OBLIGACIONES NEGOCIABLES Y OTROS TITULOS DE DEUDA

          a) Banco de Galicia y Buenos Aires S.A. - Obligaciones Negociables Simples

          a.1) Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A., mantiene vigente obligaciones negociables segun el siguiente detalle:

          ===================== ================== =================== ================ ==================
                                                                                            EMISION
             FECHA EMISION       VALOR NOMINAL           PLAZO              TASA        AUTORIZADA COM.
                                   (en miles)                                             NAC. VALORES
          --------------------- ------------------ ------------------- ---------------- ------------------
               08.11.93             200.000             10 anos            9,00 %           08.10.93
          ===================== ================== =================== ================ ==================

          a.2) Dentro del programa global para la emision de obligaciones negociables simples dispuesto por la Asamblea General de Accionistas celebrada el 3 de marzo de 1993, se mantiene vigente al 31 de marzo de 2002 la siguiente emision:

          ===================== ================== ================== ================= ==================
                                                                                            EMISION
             FECHA EMISION       VALOR NOMINAL          PLAZO              TASA         AUTORIZADA COM.
                                   (en miles)                                             NAC. VALORES
          --------------------- ------------------ ------------------ ----------------- ------------------
               07.08.97             150.000           1.825 dias            (1)            02.08.93 y
                                                                                            20.12.94
          ===================== ================== ================== ================= ==================

          (1) En las fechas de pago de intereses que correspondan al mes de agosto de 2001 o con anterioridad: Libor mas 1,625%.

          a.3) La Asamblea General de Accionistas celebrada el 30 de septiembre de 1997 autorizo la creacion de un programa global por un monto total maximo del equivalente a miles de U$S 500.000.

          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. no tiene series vigentes emitidas bajo este programa.

          a.4) La Asamblea General de Accionistas celebrada el 30 de septiembre de 1997 autorizo la creacion de un programa global por un monto total maximo equivalente a miles de U$S 1.000.000 para la emision de obligaciones negociables simples, no convertibles en acciones, que podran ser emitidas en pesos o en dolares estadounidenses u otras monedas.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 8:   (Continuacion)

          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. mantiene dentro del programa mencionado, vigente las siguientes emisiones de obligaciones negociables a corto y mediano plazo:

          ===================== ================== ================== ================= ==================
                                                                                            EMISION
             FECHA EMISION       VALOR NOMINAL          PLAZO              TASA         AUTORIZADA COM.
                                   (en miles)                                             NAC. VALORES
          --------------------- ------------------ ------------------ ----------------- ------------------
               20.12.00             44.444(*)         1.825 dias       Libor mas 2%         22.04.98
          --------------------- ------------------ ------------------ ----------------- ------------------
               11.06.01             10.667(*)         1.653 dias       Libor mas 2%         22.04.98
          ===================== ================== ================== ================= ==================

          (*) Con fecha 20 de diciembre de 2001 se amortizo la primer cuota de valor nominal 5.556 y 1.333, respectivamente.

          La Asamblea General de Accionistas celebrada el 26 de septiembre de 2001 ratifico las facultades oportunamente concedidas al Directorio en relacion a los programas senalados en a.3) y a.4) precedentes.

          a.5) La Asamblea General de Accionistas celebrada el 26 de septiembre de 2001 aprobo la emision de obligaciones negociables, subordinadas, convertibles en acciones ordinarias, escriturales, categoria "B", de valor nominal $ 0,001 cada una, de un voto por accion y por un monto total maximo equivalente a miles de U$S 200.000.

          La mencionada Asamblea delego en el Directorio de Banco de Galicia y Buenos Aires S.A. la determinacion de las condiciones de emision, incluyendo el momento o la epoca de emision. Dicho Directorio a la fecha no ha resuelto la emision. Esta Asamblea fue impugnada judicialmente por los accionistas minoritarios de dicha Entidad, Theseus S.A. y Lagarcue S.A. (representativos del 2,07% y 3,35% del capital social), sociedades controladas por la Sra. Maria Isabel Escasany.

          b) Adicionalmente, la filial Nueva York habia lanzado un programa de titulos de deuda de mediano plazo por hasta miles de U$S 500.000 de los cuales al cierre del periodo, se encuentran vigentes miles de U$S 200.000, los que con posterioridad al cierre del periodo y dentro del plan de reestructuracion de pasivos de la Filial, fueron objeto de una oferta de canje por titulos de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)


NOTA 8:   (Continuacion)

          El importe en concepto de capitales e intereses de las obligaciones negociables al 31 de marzo de 2002 y 2001, neto de descuentos asciende a $ 1.239.639 y $ 1.454.990, respectivamente, y se aplico de acuerdo con lo dispuesto por la Comunicacion "A" 1907 del Banco Central de la Republica Argentina, a financiar empresas locales para inversiones en activos fisicos en el pais, integracion de capital de trabajo o refinanciacion de pasivos, otorgamiento de prestamos personales e hipotecarios para financiar la construccion de viviendas, inversiones en el capital social de empresas locales y otros destinos previstos en la citada comunicacion.

          c) Sociedades controladas por Banco de Galicia y Buenos Aires S.A. - Emision de obligaciones negociables y otros titulos de deuda

          Adicionalmente a Banco de Galicia y Buenos Aires S.A., las sociedades consolidadas registran, al 31 de marzo de 2002, las siguientes emisiones:

          ================================== ============ =============== =========== ========= ============

                  SOCIEDAD EMISORA            FECHA        VALOR NOMINAL     PLAZO      TASA       SERIE
                                              EMISION      (en miles)
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjeta Naranja S.A. (3)            05.12.01         24.900       90 dias    15,82%        XXV
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjetas del Mar S.A. (2)           05.12.01         15.400       90 dias    14,92%          X
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjeta Naranja S.A.                18.01.02         28.000      343 dias     9,88%      XXVII
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjeta Naranja S.A. (*)            18.01.02         20.000       90 dias     9,89%        VII
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjetas Cuyanas S.A. (1)           23.01.02         12.000       90 dias     8,92%        XII
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjeta Naranja S.A.                30.01.02         27.500      121 dias     8,86%     XXVIII
          ---------------------------------- ------------ --------------- ----------- --------- ------------
          Tarjeta Naranja S.A.                30.01.02         27.500      149 dias     8,80%       XXIX
          ================================== ============ =============== =========== ========= ============

          (*) Con motivo del acuerdo de fusion por absorcion entre Tarjeta Naranja S.A. y Tarjetas del Sur S.A., Tarjeta Naranja S.A. incorporo el programa de emision de obligaciones negociables de la sociedad absorbida.

          (1) Al 31 de marzo de 2002, el mencionado pasivo ha sido valuado por Tarjetas Cuyanas S.A. al tipo de cambio de $ 1,40 por U$S 1, por estimar el Directorio que la misma sera finalmente cancelada en funcion de dicha paridad. De haberse valuado la Serie XII de Obligaciones Negociables al tipo de cambio vendedor vigente al cierre del periodo, tal como lo establecen las normas contables profesionales, el pasivo deberia ser incrementado en aproximadamente $ 19.200. El efecto estimado sobre los estados contables de Tarjetas Regionales S.A. seria un incremento en el pasivo y una disminucion en los resultados del periodo y en el patrimonio neto $ 11.520.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)


NOTA 8:   (Continuacion)

          (2) Con fecha 4 de marzo de 2002, Tarjetas del Mar S.A. ha informado a la Bolsa de Comercio de Buenos Aires y a la Comision Nacional de Valores, que ha resuelto proponer a los tenedores de Obligaciones Negociables Serie X $ 15.400 con vencimiento el 5 de marzo de 2002, la postergacion de su vencimiento hasta 120 dias, periodo en el cual se les reconocera los intereses respectivos que seran pagaderos mensualmente por adelantado, a una tasa de interes del 14,92%.

          (3) Al cierre del periodo presenta cancelaciones parciales, restando cancelar miles de U$S 16.825. Ante la falta de estabilizacion del marco juridico - economico, el Directorio de Tarjeta Naranja S.A. se encuentra evaluando la propuesta de pago a realizar a los obligacionistas. Al 31 de marzo de 2002 existen $ 127.023 de pasivos financieros en moneda extranjera que han sido valuados por dicha Sociedad al tipo de cambio de $ 1,40 por U$S 1. De haberse valuado dichos pasivos al tipo de cambio vendedor vigente al cierre del periodo, tal como lo establecen las normas contables profesionales, dicho pasivo deberia ser incrementado en aproximadamente $ 145.000. El efecto estimado en los estados contables de Tarjetas Regionales S.A. seria un incremento en el pasivo y una disminucion en los resultados del periodo y en el patrimonio neto de $ 116.000.

          El efecto estimado en los estados contables de la Sociedad, segun lo indicado en los puntos (1) y (3) precedentes, implicaria un incremento en el pasivo y una disminucion en los resultados del periodo y en el patrimonio neto de $ 81.412.

NOTA 9:   SEGURO DE GARANTIA DE LOS DEPOSITOS

          Mediante la Ley N(degree) 24.485 y el Decreto N(degree) 540/95 se dispuso la creacion del Sistema de Seguro de Garantia de los Depositos, con el objeto de cubrir el riesgo de los depositos bancarios, adicionalmente al sistema de privilegios y proteccion previsto en la Ley de Entidades Financieras.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 9:   (Continuacion)

          Mediante la Comunicacion "A" 2337 el B.C.R.A. establecio las normas de aplicacion de la garantia y la forma de liquidacion de los aportes. Por el Decreto N(degree) 1127/98 del 24 de septiembre de 1998, el Poder Ejecutivo Nacional establecio el limite maximo de cobertura del sistema de garantia, alcanzando a los depositos a la vista o a plazo fijo, en pesos y/o moneda extranjera hasta la suma de $ 30.

          No estan incluidos en el presente regimen los depositos efectuados por otras entidades financieras (incluyendo los certificados a plazo fijo adquiridos por negociacion secundaria), los depositos efectuados por personas vinculadas directa o indirectamente a Banco de Galicia y Buenos Aires S.A., los depositos de titulos valores, aceptaciones o garantias y aquellos constituidos con posterioridad al 1(degree) de julio de 1995 a una tasa superior a la establecida periodicamente por el B.C.R.A. en base a la encuesta diaria que realiza dicha institucion.

          Tambien se hallan excluidos los depositos cuya titularidad haya sido adquirida via endoso y las imposiciones que ofrezcan incentivos adicionales a la tasa de interes. El sistema ha sido implementado mediante la creacion de un fondo denominado "Fondo de Garantia de los Depositos" (FGD), que es administrado por la sociedad Seguros de Depositos S.A. (SEDESA) y cuyos accionistas son el B.C.R.A. y las entidades financieras en la proporcion que para cada una de ellas determina dicha institucion en funcion de los aportes efectuados al mencionado fondo.

          El B.C.R.A. mediante la Comunicacion "A" 3068 ha dispuesto reducir en un 50% el aporte normal que ascendia al 0,03%, en tanto las entidades financieras concierten con Seguros de Depositos S.A. contratos de prestamos con destino al Fondo de Garantia de los Depositos, a 36 meses de plazo y sobre los cuales se reconocieron intereses calculados sobre la base del rendimiento que se obtenia por las colocaciones al citado Fondo.

          A partir del mes de septiembre de 2000, el B.C.R.A. mediante la Comunicacion "A" 3153 dejo sin efecto la constitucion del mencionado prestamo, quedando vigente como aporte normal el 0,015% de las partidas incluidas en la base de calculo.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 9:   (Continuacion)

          A partir del aporte correspondiente a diciembre de 2001, el B.C.R.A. dispuso mediante la Comunicacion "A" 3358 incrementar el aporte al 0,03%. Al 31 de marzo de 2002, el aporte normal al F.G.D. ascendio a $ 151.757, de los cuales corresponden al presente periodo la suma de $ 6.149.

NOTA 10:  RESTRICCIONES A LA DISTRIBUCION DE UTILIDADES

          Las normas del B.C.R.A. disponen destinar a reserva legal el 20% de las utilidades que arroje el Estado de Resultados al cierre del ejercicio mas (o menos) los ajustes de ejercicios anteriores.

          Esta proporcion se aplica independientemente de la relacion del fondo de reserva legal con el capital social.

          Adicionalmente y a consecuencia de los hechos descriptos en la Nota 1 a los estados contables, el B.C.R.A. mediante Resolucion N(degree) 81 del 8 de febrero de 2002, dispuso que en tanto se mantenga vigente la asistencia recibida de ese Organismo, Banco de Galicia y Buenos Aires S.A. no podra distribuir dividendos, u otras retribuciones en efectivo al capital, remesar utilidades ni efectuar pagos de honorarios, participaciones, o gratificaciones asociadas a los resultados.

          Asimismo el B.C.R.A., en la Comunicacion "A" 3574, ha dispuesto se suspenda la distribucion de utilidades hasta tanto se definan los criterios que hacen a la valuacion del Patrimonio Neto que incluyan los efectos conocidos de la Ley N(degree) 25561 y complementarias.

NOTA 11:  COMISION NACIONAL DE VALORES

          a) Resoluciones N(degree)147/90, 178/91 y 252/94
          De acuerdo con lo senalado en las resoluciones mencionadas, se informa que el "Patrimonio Neto Minimo" requerido por normas del B.C.R.A. a Banco de Galicia y Buenos Aires S.A., supera al establecido en las citadas disposiciones y se halla debidamente integrado al cierre del periodo.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 11:  (Continuacion)

          b) Resolucion N(degrees) 161/90
          Banco de Galicia y Buenos Aires S.A. en caracter de sociedad depositaria de los Fondos Comunes de Inversion "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS", "FIMA MIX", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS", "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" y "FIMA RENTA LATINOAMERICANA", en cumplimiento del Articulo 3 de dicha
          Resolucion  se  acredita  que  el  total  bajo  custodia   asciende  a
          198.501.844 cuotas partes y su valor efectivo a $ 87.908 y esta reflejado en la cuenta "Depositantes de Valores en Custodia".

          Al 31 de  marzo de 2001,  los  valores  bajo  custodia  ascendieron  a
          677.706.111 cuotas partes y su valor efectivo a $ 722.254.

NOTA 12:  CONTRIBUCION AL INSTITUTO DE SERVICIOS SOCIALES BANCARIOS

          El Decreto del Poder Ejecutivo Nacional N(degree) 263/96 redujo al 1% a partir del 1(degree) de julio de 1996 y el Decreto N(degree) 915/96 suprimio a partir del 1(degree) de julio de 1997, el aporte del 2% sobre los intereses y las comisiones percibidas que los bancos debian hacer al Instituto de Servicios Sociales Bancarios (I.S.S.B.) en virtud del Articulo 17 de la Ley No 19.322. Banco de Galicia y Buenos Aires S.A. ha determinado la contribucion citada conforme a estas disposiciones.

          La Asociacion Bancaria inicio una accion de amparo contra el Poder Ejecutivo Nacional - Ministerio de Obras y Servicios Publicos, tendiente a que se declare la nulidad e inconstitucionalidad del
          Articulo 1(degree) del Decreto N(degree) 263/96, obteniendo una sentencia favorable de la Camara Contencioso Administrativo Federal, Sala I.

          La Corte Suprema de Justicia de la Nacion declaro improcedente un recurso extraordinario interpuesto por el P.E.N. con fecha 4 de noviembre de 1997, quedando firme la sentencia a favor de la Asociacion Bancaria. Si bien, en opinion de los asesores legales de las Entidades Financieras dicha sentencia no seria oponible a los bancos por no haber sido parte en el mencionado proceso judicial, esta situacion de incertidumbre juridica persiste hasta la fecha.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 12:  (Continuacion)

          En abril del ano 1998, la Obra Social Bancaria (O.S.B.A.) ha efectuado un reclamo en firme, el que ha sido impugnado administrativamente ante la propia O.S.B.A., ante la Administracion Federal de Ingresos Publicos (A.F.I.P.) y ante la Administracion Nacional de la Seguridad Social. Al mismo tiempo se inicio un recurso de amparo por ante el Juzgado Federal de Primera Instancia de la Seguridad Social N(degree) 5, decretandose una medida cautelar, por la que se ordena a la O.S.B.A. no iniciar juicios de apremio hasta tanto se dicte sentencia definitiva. Esta ultima medida se encuentra firme.

          Sobre las cuestiones de fondo interpuestas en el recurso de amparo se ha hecho lugar al mismo resolviendose que la O.S.B.A. carece de legitimidad para efectuar verificaciones, determinar eventuales deudas
          o iniciar o impulsar juicios de apremios con fundamento en el Articulo. 17 Inciso f) de la Ley No 19.322.

          Dicha resolucion fue confirmada por la Camara Nacional de la Seguridad Social (Sala II). La O.S.B.A. interpuso recurso extraordinario ante la Corte Suprema de Justicia de la Nacion, el que fue rechazado por sentencia de fecha 21 de noviembre de 2000.

          Por otra parte, la O.S.B.A. inicio una accion judicial contra todas las entidades del sistema en el fuero Contencioso Administrativo Federal, demanda que ya ha sido contestada y que se encuentra para resolver su apertura a prueba.

          A su vez la A.F.I.P. dicto la Providencia N(degree)6/99, ratificando la Resolucion N(degree)9/99 donde se sostiene que la O.S.B.A. constituye una persona juridica distinta del I.S.S.B. no encontrandose habilitada por lo tanto a reclamar la contribucion que fuera establecida por el Articulo 17, Inciso f) de la Ley No 19.322.

          Se considera que no se trata de una cuestion que pueda afectar en forma significativa el patrimonio de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 13:  REGLAMENTACION DE LA CUENTA CORRIENTE BANCARIA

          El 24 de marzo de 2001 fue sancionada y promulgada la Ley de Competitividad N(degree) 25.413. Dicha norma deroga el regimen de sanciones y multas establecidas en las Leyes N(degree) 24.452 y 24.760 para cuentacorrentistas y entidades financieras. En el caso de estas ultimas el texto legal derogado establecia un regimen de multas para las entidades financieras que hubiesen mantenido cuentas corrientes abiertas cuando hubiese correspondido su cierre o hubiesen abierto cuentas corrientes a cuentacorrentistas inhabilitados, a partir del 13 de enero de 1997.

          En relacion a lo expresado, con fecha 16 de abril de 1999 el Poder Ejecutivo Nacional establecio mediante el Decreto N(degree) 347/99 Articulo 3(degree) que: "para el caso de las multas resultantes de la aplicacion del Articulo 62, ultimo parrafo, [...] modificado por Ley N(degree) 24.760, acumuladas por cada entidad financiera a la fecha de entrada en vigencia de este decreto, facultase al B.C.R.A. a graduar el monto de las mismas entre un minimo de quince mil pesos ($ 15) y un maximo de dos millones de pesos ($ 2.000) por entidad, en funcion de la cantidad de incumplimientos de cada una".

          Banco de Galicia y Buenos Aires S.A., de acuerdo con lo dispuesto en la Comunicacion "A" 2909 del B.C.R.A., ha informado a dicho organismo las cuentas corrientes que se han mantenido abiertas cuando hubiese correspondido su cierre y ha abonado las multas correspondientes, tomando en cuenta para ello los topes senalados.

          Posteriormente se recibio una comunicacion del B.C.R.A. dirigida a las entidades financieras, donde reclamaba el pago del importe correspondiente segun el Articulo 62 de la Ley del Cheque. Frente a esta situacion, Banco de Galicia y Buenos Aires S.A. inicio una accion de amparo que tramita ante el Juzgado Nacional de 1era. Instancia en lo Contencioso Administrativo Federal N(degree) 4, Secretaria N(degree) 7, para el eventual caso que se actuara en forma lesiva de sus derechos adquiridos.

          Se considera que no se trata de una cuestion, que pueda afectar en forma significativa el patrimonio de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 14:  CONSTITUCION DEL FIDEICOMISO FINANCIERO INDIVIDUAL GALTRUST I

          El Directorio de Banco de Galicia y Buenos Aires S.A. en su reunion de fecha 15 de marzo de 2000, autorizo la participacion de la Entidad como originante, fiduciante y administrador, en un programa global de constitucion de fideicomisos financieros por hasta un total de miles de U$S 1.000.000.

          La Comision Nacional de Valores mediante Resolucion N(degree) 13.334 de fecha 6 de abril de 2000, aprobo la creacion del programa mencionado.

          El First Trust of New York, National Association, actuando a traves de
          su   representacion   permanente  en  Argentina,   se  desempena  como
          fiduciario de los fideicomisos mencionados.

          Dentro de este programa global, Banco de Galicia y Buenos Aires S.A. ha transferido con fecha 20 de octubre de 2000, la propiedad fiduciaria de prestamos otorgados a los gobiernos provinciales con garantia de la Coparticipacion Federal de Impuestos al Fideicomiso Financiero Galtrust I por miles de U$S 490.224 e inversiones de reserva por miles de U$S 7.761.

          Como contraprestacion de los mismos Banco de Galicia y Buenos Aires S.A. ha recibido Titulos de Deuda Clase A por valor nominal miles de U$S 100.000, Titulos de Deuda Clase B por valor nominal miles de U$S
          200.000 y Certificados de Participacion por valor nominal miles de U$S 200.000.

          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. mantiene en cartera Titulos de Deuda y Certificados de Participacion por un valor de $ 484.025.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 15: CONSTITUCION DE LOS FIDEICOMISOS FINANCIEROS INDIVIDUALES GALTRUST II, III, IV Y V

          El Directorio de Banco de Galicia y Buenos Aires S.A., en su reunion del 6 de diciembre de 2001, aprobo la creacion del Programa Universal de Securitizacion de Prestamos para la emision de titulos de deuda y/o certificados de participacion Fideicomisos Financieros Galtrust, aprobado por la Comision Nacional de Valores mediante Resolucion N(degree) 13.334 de fecha 6 de abril de 2000 por un monto maximo de hasta valor nominal en miles de U$S 1.000.000 (el "Programa"), autorizando la participacion de Banco de Galicia y Buenos Aires S.A. como originante, fiduciante y administrador de dicho programa.

          El First Trust of New York National Association,  actuando a traves de
          su   representacion   permanente  en  Argentina,   se  desempena  como
          fiduciario de los fideicomisos mencionados.

          Se constituyeron cuatro fideicomisos financieros bajo el programa mencionado, denominados Galtrust II, III, IV y V - Letras Hipotecarias emitiendose certificados de participacion y titulos de deuda.

          Banco de Galicia y Buenos Aires S.A. suscribio el 100% de los certificados de participacion en tanto que los titulos de deuda clase "A" y "B" fueron suscriptos por la filial New York, Banco Galicia Uruguay S.A. y Aseguradora de Personas Galicia S.A. (ex-Hartford Seguros de Vida S.A.).

          Al 31 de marzo de 2002, Banco de Galicia y Buenos Aires S.A. mantiene en cartera $ 65.137, la filial New York $ 100.000 y Banco Galicia Uruguay S.A. $ 70.917.

NOTA 16:  FIDEICOMISOS GALICIA 2004 Y GALICIA 2005

          Con fecha 19 de noviembre de 2001 se han designado los beneficiarios del Fideicomiso Galicia 2004 de acuerdo con lo dispuesto en el Contrato Marco de Fideicomisos celebrado con fecha 4 de noviembre de 1999, a efectos de implementar un programa de incentivos a favor de cierto y determinado personal jerarquico de Banco de Galicia y Buenos Aires S.A..

          Del total transferido al fiduciario por el Fideicomiso Galicia 2004, de miles de U$S 4.000, fue aplicado a la compra de 855.442 acciones y
          189.116 ADS de Grupo Financiero Galicia S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 16:  (Continuacion)

          Se adjudicaron a beneficiarios especificos 855.442 acciones y 28.046,60 ADS, quedando 3.400 ADS sin adjudicar, volviendo al fiduciante y el saldo de 157.669,40 ADS pasaron a constituir el Fideicomiso Galicia 2005.

NOTA 17:  ACTIVIDADES  DE  ADMINISTRACION  Y  DIRECCION  DE  FONDOS  COMUNES  DE
          INVERSION

          La sociedad Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, administra y dirige once fondos comunes de inversion, de los cuales actua como sociedad depositaria Banco de Galicia y Buenos Aires S.A. (ver Nota 11 b)).

NOTA 18:  EVOLUCION DE ACTIVOS Y PASIVOS SIGNIFICATIVOS

          A continuacion se presenta el detalle de los activos y pasivos mas significativos de los presentes estados contables consolidados, en forma comparativa con los correspondientes al 31 de marzo de 2001, fecha de cierre del periodo equivalente del ejercicio anterior, a los fines de exponer la evolucion de los mismos durante el periodo iniciado el 1(degree) de enero de 2002 y finalizado al 31 de marzo de 2002:

          ====================================================================================================
                                                                                31.03.02         31.03.01
          ====================================================================================================
               ACTIVOS
                                                                            ----------------------------------
               PRESTAMOS                                                        10.027.058       12.367.742
                                                                            ----------------------------------
               -Al sector publico no financiero                                  6.177.393        3.431.777
               -Al sector financiero                                                86.836          552.276
               -Al sector privado no financiero y residentes en el exterior      4.280.711        8.755.083
                 -Adelantos                                                        294.235          602.483
                 -Documentos                                                     1.104.508        2.880.173
                 -Hipotecarios                                                   1.278.369        2.183.793
                 -Prendarios                                                       120.081          521.368
                 -Personales                                                       222.292          467.970
                 -Tarjetas de credito                                              690.341        1.074.913
                 -Otros                                                            392.979          869.885
                 -Intereses y diferencias de cotizacion devengados a cobrar        215.287          217.830
                 -Intereses documentados                                           (29.253)         (56.455)
                 -Cobros no aplicados                                               (8.128)          (6.877)
               -Previsiones                                                       (517.882)        (371.394)
          ====================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)


NOTA 18:  (Continuacion)

          ==================================================================================================
                                                                               31.03.02        31.03.01
          ==================================================================================================
             ACTIVOS (Continuacion)
                                                                            --------------------------------
             OTROS CREDITOS POR INTERMEDIACION FINANCIERA                       6.830.532       6.204.123
                                                                            --------------------------------
             -Banco Central de la Republica Argentina                              37.479       2.165.971
             -Montos a cobrar por ventas contado a liquidar y a termino            47.248       1.710.042
             -Especies a recibir por compras contado a liquidar y a termino     1.156.755       1.003.890
             -Primas por opciones tomadas                                             214             482
             -Obligaciones negociables sin cotizacion                              69.563         128.360
             -Otros no comprendidos en las normas de clasificacion de
             deudores                                                           5.291.636         545.340
             -Otros comprendidos en las normas de clasificacion de deudores       328.627         645.142
             -Ints. Deveng. a cobrar no comprendidos en las normas de
               clasificacion de deudores                                              198              34
             -Ints. Deveng. a cobrar comprendidos en las normas de
               clasificacion de deudores                                            5.771          18.256
             -Previsiones                                                        (106.959)        (13.394)

             PASIVOS
                                                                            --------------------------------
             DEPOSITOS                                                          5.387.477      11.882.282
                                                                            --------------------------------
             -Sector publico no financiero                                          5.274           8.456
             -Sector financiero                                                     2.753           6.478
             -Sector privado no financiero y residentes en el exterior          5.379.450      11.867.348
               -Cuentas corrientes                                              1.584.154         719.638
               -Cajas de ahorro                                                   621.654       1.934.580
               -Plazos fijos                                                      328.720       8.554.934
               -Cuentas de inversion                                                    -         214.221
               -Otros                                                           2.710.710         326.622
               -Ints. y dif. de cotizacion devengados a pagar                     134.212         117.353
                                                                            --------------------------------
             OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA                  11.357.685       7.691.244
                                                                            --------------------------------
             -Banco Central de la Republica Argentina                           3.997.737           5.073
               -Redescuentos para atender situaciones de iliquidez              3.072.763               -
               -Otros                                                             924.974           5.073
             -Bancos y organismos internacionales                               2.995.952       1.169.956
             -Obligaciones negociables no subordinadas                          1.449.993       1.670.272
             -Montos a pagar por compras contado a liquidar y a termino           635.785       1.009.190
             -Especies a entregar por ventas contado a liquidar y a termino       226.883       2.779.824
             -Financiaciones recibidas de entidades financieras locales           233.976         248.793
             -Otras                                                             1.707.523         740.171
             -Ints. y dif. de cotizacion devengados a pagar                       109.836          67.965
          ==================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 19: SITUACION DE ALGUNAS SOCIEDADES CONSOLIDADAS CON BANCO DE GALICIA Y BUENOS AIRES S.A.

          Al 31 de marzo de 2002, las sociedades Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas del Mar S.A. y Galicia Capital Markets S.A. poseen capital de trabajo negativo por $ 70.346, $ 46.836, $ 8.061 y $ 28.804, y registran patrimonio neto negativo por $ 15.590, $ 34.980, $ 606 y $ 3.893, respectivamente, teniendo en cuenta dicha situacion se encuentran encuadradas dentro del Articulo 94 Inciso 5) de la Ley de Sociedades Comerciales.

          En cuanto a los resultados acumulados negativos de Tarjeta Comfiar S.A. de $ 61.378 y Tarjeta del Mar S.A. de $ 14.354, dichos importes superan el 50% del capital y los aportes irrevocables de los accionistas, de acuerdo con el computo establecido en el Articulo 206 de la mencionada Ley. Cabe senalar al respecto que el Decreto N(degree) 1.269/02 ha suspendido hasta el 10 de diciembre de 2003 la aplicacion del Articulo 94 Inciso 5) de la Ley N(degree) 19.550 que establece que una sociedad debe disolverse por perdida del capital social y ademas suspende hasta igual fecha el Articulo 206 que establece que la reduccion de capital es obligatoria cuando las perdidas insumen las reservas y el 50% del capital.

NOTA 20:  HECHOS POSTERIORES AL CIERRE

          Como parte de la implementacion del "Plan Galicia de Capitalizacion y Liquidez", durante el mes de mayo de 2002, se instrumento el "Fideicomiso Financiero Galicia Creditos Hipotecarios", por el cual se cedieron creditos hipotecarios por la suma de $ 312.774, recibiendo a cambio efectivo por $ 234.580 y certificados de participacion por $
          78.194. El fiduciario es el ABN AMRO Bank Sucursal Argentina, siendo suscriptores diversas entidades financieras locales.

          Con Banco de la Provincia de Buenos Aires como beneficiario, BAPRO Mandatos y Negocios S.A. como fiduciario, se constituyo el "Fideicomiso de Prestamos Garantizados" por el cual se cedieron Prestamos Garantizados por la suma de $ 108.000, recibiendose a cambio efectivo por $ 81.000 y Certificados de Participacion por $ 27.000.

          Banco de Galicia y Buenos Aires S.A. actua como administrador en ambos casos.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 20:  (Continuacion)

          La  situacion   descripta  en  la  Nota  19  precedente  persiste  con
          posterioridad al cierre de los presentes estados.

          En los estados contables emitidos al 30 de junio de 2002 las sociedades mencionadas, registran patrimonio neto negativo por los valores que se indican:

                 SOCIEDAD                                     P.N.
                                                            $
          Tarjeta Comfiar S.A.                               (52.927)
          Tarjetas Cuyanas S.A.                               (1.864)
          Tarjeta Naranja S.A.                              (132.060)
          Tarjetas del Mar S.A.                               (8.751)

          Asimismo con fecha 15 de mayo de 2002 un contrato de compra-venta de acciones, por el cual Tarjetas Regionales S.A. adquirio 10.000 acciones ordinarias, escriturales de $ 0,01 pesos valor nominal cada una y un voto por accion, representativas en su conjunto del 50% del capital y de los votos de Tarjetas del Mar S.A. a Grupo Bapro S.A..

          De acuerdo con el Articulo 94 inciso 8 de la Ley de Sociedades Comerciales, corresponde incorporar un socio dentro de los tres meses de la adquisicion de la totalidad del paquete accionario.

          Con fecha 9 de agosto de 2002 se celebro un contrato de compra-venta de acciones, por el cual Tarjetas Regionales transfirio a Tarjeta Naranja S.A. una accion de Tarjetas del Mar S.A., recibiendo el precio de $ 0,01.

          Adicionalmente los hechos posteriores relacionados con las emisiones de obligaciones negociables son los siguientes:

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 20:  (Continuacion)

          Tarjetas Cuyanas S.A.:

          La Serie XII de Obligaciones  Negociables por un monto de miles de U$S
          12.000 no ha sido cancelada a su vencimiento, el 23 de abril de 2002, en virtud de que, ante la falta de estabilizacion del marco juridico - economico, el Directorio de Tarjetas Cuyanas S.A. se encuentra evaluando la propuesta de pago a realizar a los obligacionistas, para lo cual solicito, a traves de la presentacion de notas a la Comision Nacional de Valores y a la Bolsa de Comercio de Buenos Aires, un plazo de 150 dias.

          Con fecha 23 de mayo de 2002, Tarjetas Cuyanas S.A. celebro un Acuerdo con Administraciones Fiduciarias S.A. para la cancelacion de sus Obligaciones Negociables a traves de la emision de Certificados de Deuda.

          Al momento de la emision de los presentes estados contables consolidados, el saldo del Programa Global de Obligaciones Negociables pendientes de canje se habia reducido a la suma de aproximadamente en miles de U$S 5.200.

          Tarjeta Naranja S.A.:

          Debido a que se produjeron distintos vencimientos de series de obligaciones negociables a partir del 1(degree) de enero de 2002 y con el objetivo de honrar el pago de dichas obligaciones, con fecha 23 de mayo de 2002, Tarjeta Naranja S.A. suscribio un acuerdo de cancelacion de obligaciones negociables y emision de certificados de deuda en dolares con garantia fiduciaria.

          Al momento de emision de los presentes estados contables consolidados, el monto suscripto de certificados de deuda ascendia a un valor nominal de aproximadamente miles de US$ 59.000 y el saldo del Programa Global de Obligaciones Negociables pendientes de canje se habia reducido a aproximadamente miles de US$ 9.250.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 20:  (Continuacion)

          Tarjetas del Mar S.A.:

          Al 30 de junio de 2002 las obligaciones negociables emitidas por la Sociedad que permanecen vencidas e impagas equivalen a un monto de miles de U$S 15.595.

          Tarjetas del Mar S.A. ha informado, con fecha 18 de junio de 2002 a la Bolsa de Comercio de Buenos Aires y a la Caja de Valores S.A. que en atencion a que no resultaba posible efectuar una propuesta de pago a los tenedores de obligaciones negociables, debido a la falta de estabilizacion del marco juridico economico, imprescindible para afrontar la grave crisis economica y financiera que atraviesa nuestro pais, dicha Sociedad no convocaria a una asamblea de obligacionistas sino hasta los 120 dias posteriores a la ultima presentacion mencionada. Hasta tanto se efectue la propuesta, Tarjetas del Mar S.A. continua pagando los intereses.

          La inestabilidad de los mercados financieros no ha permitido al Directorio de Tarjetas del Mar S.A. establecer a la fecha una estimacion razonable del flujo de fondos esperado para los proximos anos, de modo tal de efectuar una propuesta de pago del capital adeudado a los tenedores de obligaciones negociables en terminos equitativos para todas las partes.

          En opinion del Directorio de Tarjetas del Mar S.A., las obligaciones negociables deberian ser pagadas en pesos a una tasa de conversion de US$ 1 = $ 1, mas CER. Sin perjuicio de ello, la alternativa de pago que dicho Directorio se encuentra analizando, consiste en reconocer una deuda pagadera en dolares estadounidenses, a ser abonada en un plazo de pago que permita a la Sociedad afrontar su pago en dicha moneda afectando recursos de su flujo de fondos. El Directorio estima que dentro de los proximos 60 dias se encontrara en condiciones de efectuar dicha propuesta, incluyendo monto, plazo, tasa de interes y forma.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                Balance Trimestral al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)
                                    (Nota 2)

=====================================================================================
                                                      31.03.02         31.03.01
                                                  -----------------------------------
ACTIVO
ACTIVO CORRIENTE
Caja y bancos (Notas 3 y 13 y Anexo G)                       1.109                32
Inversiones (Notas 11 y 13 y Anexos C y G)                  26.396            39.803
Creditos fiscales (Notas 4 y 11)                               476               157

Otros creditos (Notas 5, 11 y 13 y Anexo G)                    295               130

                                                  -----------------------------------
Total del Activo Corriente                                  28.276            40.122
                                                  -----------------------------------

ACTIVO NO CORRIENTE
Creditos fiscales (Notas 4 y 11)                               228               250
Otros creditos (Nota 11)                                         1                 1


Inversiones (Notas 11, 12 y 16 y Anexos C, E y G)        1.451.601         1.751.270


Bienes de uso (Anexo A)                                        818               826

Activos intangibles (Anexo B)                               11.608             5.738
                                                  -----------------------------------
Total del Activo No Corriente                            1.464.256         1.758.085
                                                  -----------------------------------
Total del Activo                                         1.492.532         1.798.207
=====================================================================================

==================================================================================
                                                   31.03.02          31.03.01
                                               -----------------------------------
PASIVO
PASIVO CORRIENTE
Deudas sociales (Notas 6 y 11)                               212              149
Deudas fiscales (Notas 7 y 11)                                 9               11
Otras deudas (Notas 8, 11 y 13 y Anexo G)                  1.368              410
                                               -----------------------------------
Total del Pasivo Corriente                                 1.589              570
                                               -----------------------------------





PASIVO NO CORRIENTE
Otras deudas (Notas 8 y 11)                                    3                4
                                               -----------------------------------
Total del Pasivo No corriente                                  3                4
                                               -----------------------------------
Total del Pasivo                                           1.592              574
                                               -----------------------------------
PATRIMONIO NETO

(Segun estado correspondiente)                         1.490.940        1.797.633
                                               -----------------------------------
Total del Pasivo y Patrimonio Neto                     1.492.532        1.798.207
==================================================================================

Las Notas 1 a 16 y los Anexos A, B, C, E, G y H que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                              Estado de Resultados
                    Correspondiente al periodo de tres meses
                         iniciado el 1(degree) de enero
                          de 2002 y finalizado el 31 de
                                 marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)
                                    (Nota 2)

========================================================================================================================
                                                                                          31.03.02         31.03.01
                                                                                      ----------------------------------
Resultado por inversiones permanentes - (Perdida) / Ganancia                              (1.195.615)           68.484
Gastos de administracion (Nota 13 y Anexo H)                                                  (2.227)           (1.144)
Otros ingresos y egresos - Ganancia / (Perdida)                                                   64               (42)
Resultados financieros - (Perdida) / Ganancia (Notas 10 y 13 y Anexo E)                      (25.572)              160
                                                                                      ----------------------------------
Resultado del periodo - (Perdida) / Ganancia                                              (1.223.350)           67.458
========================================================================================================================

Las Notas 1 a 16 y los Anexos A, B, C, E, G y H que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94


   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                     Estado de Evolucion del Patrimonio Neto
                 Correspondiente periodo de tres meses iniciado
                         el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)
                                    (Nota 2)

=============================================================================================
                                      Aportes de los Propietarios (Nota 9)
                                   ---------------------------------------------
          Concepto                                            Aportes no
                                                             capitalizados
---------------------------------- ---------- --------- ----------------------- -------------
                                   Capital    Ajuste de Primas de   Aportes
                                   suscripto   capital  emision    irrevocables   Total
---------------------------------- ---------- --------- ----------- ----------- -------------
Saldos historicos al inicio del
ejercicio                          1.092.407         -      79.251           -     1.171.658
Ajustes a los saldos historicos
al inicio del ejercicio                    -   374.527      27.171           -       401.698
Saldos historicos al inicio del
ejercicio ajustados                1.092.407   374.527     106.422           -     1.573.356
Distribucion aprobada por
Asamblea General Ordinaria de
fecha 15/03/2001:
- Dividendos en efectivo                   -         -           -           -             -
Constitucion reserva (*)                   -         -           -           -             -
Resultado del periodo -
(Perdida) / Ganancia                       -         -           -           -             -
---------------------------------- ---------- --------- ----------- ----------- -------------
Saldos al 31.03.02                 1.092.407   374.527     106.422           -     1.573.356
================================== ========== ========= =========== =========== =============

=====================================================================================================================
                                                 Resultados Acumulados (Nota 14)
                                   ------------------------------------------------------------
                                          Ganancias Reservada
                                   ----------------------------------
            Concepto               Reserva     Reserva     Otras         Total    Resultados   Total del   Total del
                                    legal    facultativa  reservas(*)                 no       Patrimonio  Patrimonio
                                                                                  asignados     Neto al     Neto al
                                                                                                31.03.02    31.03.01
---------------------------------- ------------------------------------ --------- ------------ ----------- ----------
Saldos historicos al inicio del
ejercicio                             7.382       108.439         -      115.821     121.017   1.408.496   1.320.829
Ajustes a los saldos historicos
al inicio del ejercicio               2.531        37.178         -       39.709      41.489     482.896     452.841
Saldos historicos al inicio del
ejercicio ajustados                   9.913       145.617         -      155.530     162.506   1.891.392   1.773.670
Distribucion aprobada por
Asamblea General Ordinaria de
fecha 15/03/2001:
- Dividendos en efectivo                  -           -           -            -           -           -    (43.495)
Constitucion reserva (*)                  -           -     822.898      822.898           -     822.898           -
Resultado     del    periodo -
(Perdida) / Ganancia                      -           -           -            -  (1.223.350) (1.223.350)     67.458
---------------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -----------
Saldos al 31.03.02                    9.913     145.617     822.898      978.428  (1.060.844)  1.490.940   1.797.633
================================== =========== =========== =========== ========== =========== =========== ===========

Las Notas 1 a 16 y los Anexos A, B, C, E, G y H que se acompanan son parte integrante de los estados contables.


(*) Segun la Comunicacion "A" 3703 del B.C.R.A., corresponde constituir una reserva en el patrimonio neto, como consecuencia de la diferencia de valuacion no realizada por la compensacion de la posicion neta de moneda extranjera de su entidad financiera controlada. Ver Nota 3 punto b.12.2) a los estados contables consolidados y Nota 2 punto f.2. a los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                    Estado de Origen y Applicacion de Fondos
                    Correspondiente al periodo de tres meses
                         iniciado el 1(degree) de enero
                          de 2002 y finalizado el 31 de
                                 marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)
                                    (Nota 2)


=======================================================================================================================
                                                                                       31.03.02          31.03.01
                                                                                  -------------------------------------
VARIACION DE FONDOS
Fondos al inicio del ejercicio                                                                  218               147
Aumento / (Disminucion) de fondos                                                               891             (115)
                                                                                  -------------------------------------
Fondos al cierre del periodo                                                                  1.109                32
                                                                                  =====================================
CAUSAS DE VARIACION DE FONDOS
Menos:
Egresos ordinarios pagados                                                                     (959)             (773)
Mas:
Otros ingresos ordinarios cobrados                                                               89             1.860
                                                                                  -------------------------------------
Fondos (aplicados) / originados en operaciones ordinarias                                     (870)              1.087
                                                                                  -------------------------------------
Disminucion de inversiones a corto plazo                                                     24.508                 -
Aumento de deudas de corto plazo                                                                400                 -
Otras causas de origenes de fondos                                                            1.083            51.676
                                                                                  -------------------------------------
                                                                                  -------------------------------------
Total de origenes de fondos                                                                  25.991            51.676
                                                                                  -------------------------------------
Aumento de creditos a corto plazo                                                              (315)                 -
Aumento de inversiones permanentes                                                             (501)           (8.633)
Aumento de bienes de uso                                                                           -              (59)
Disminucion de deudas de corto plazo                                                               -             (610)
Dividendos pagados                                                                                 -          (43.495)
Otras causas de aplicaciones de fondos                                                      (23.414)              (81)
                                                                                  -------------------------------------
Total de aplicaciones de fondos                                                             (24.230)          (52.878)
                                                                                  -------------------------------------
Aumento / (Disminucion) de fondos                                                                891             (115)
=======================================================================================================================

Las Notas 1 a 16 y los Anexos A, B, C, E, G y H que se acompanan son parte integrante de los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                          Notas a los Estados Contables
    Correspondientes al periodo de tres meses iniciado el 1(degree) de enero de 2002 y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

NOTA 1:   CONTEXTO ECONOMICO ARGENTINO

          La Republica Argentina se encuentra inmersa en un delicado contexto economico el cual constituye un marco que tiene como principales indicadores un alto nivel de endeudamiento externo, un sistema financiero en crisis, un riesgo pais que ha alcanzado niveles fuera de los promedios habituales y una recesion economica que ya tiene una duracion de mas de 4 anos. Esta situacion ha generado una caida importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo.

          Asimismo, la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad para acceder a lineas de credito bancarias han sido afectadas por estas circunstancias.

          Desde el 3 de diciembre de 2001 se emitieron medidas tendientes a restringir la libre disponibilidad y circulacion de efectivo y la transferencia de divisas al exterior. Posteriormente, el Gobierno declaro el incumplimiento del pago de los servicios de la deuda externa.

          El 6 de enero de 2002, despues de una crisis politica que significo la renuncia de dos presidentes, el Gobierno Nacional sanciono la Ley N(degree) 25.561 (Ley de Emergencia Publica y Reforma del Regimen Cambiario) que implico un profundo cambio del modelo economico vigente hasta ese momento y la modificacion de la Ley de Convertibilidad sancionada en marzo de 1991. El 3 de febrero de 2002, el Gobierno Nacional anuncio nuevas medidas economicas, que se efectivizaron a traves del Decreto N(degree) 214 (Reordenamiento del Sistema
          Financiero) del 3 de febrero de 2002 y del Decreto N(degree) 260 (Regimen Cambiario) del 8 de febrero de 2002, los cuales modifican sustancialmente algunas de las medidas adoptadas a traves de la Ley de Emergencia.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Estos decretos se estan aun complementando con reglamentaciones de los diversos organismos de control, algunas de las cuales pueden estar pendientes de emision a la fecha de preparacion de estos estados contables. Adicionalmente, con fecha 24 de abril de 2002, el Gobierno Nacional firmo un acuerdo con los gobernadores provinciales que junto con otros cambios en la Administracion de la Nacion, sentarian las bases de nuevas medidas que no estan emitidas y/o implantadas en su totalidad.

          A continuacion se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que estan en vigencia a la fecha de presentacion de estos estados contables y que han afectado la posicion economica y financiera de la Sociedad y/o sus sociedades controladas:

          Regimen Cambiario

          Se ha establecido, a partir del 8 de febrero de 2002, un mercado unico y libre de cambios por el cual se cursan todas las operaciones de cambio en divisas extranjeras, el cual es regulado y controlado por el B.C.R.A.. Actualmente existe necesidad de pedir conformidad previa a esa institucion para realizar ciertas transferencias de divisas al exterior de caracter financiero y asimismo, se deben cumplir ciertos requisitos para la liquidacion e ingreso de divisas por exportaciones. A partir del 3 de septiembre de 2002, se excluyo del requisito de conformidad previa a determinadas cancelaciones de servicios de capital e interes de obligaciones con el exterior siempre que, entre otras condiciones, se tratara de deudas refinanciadas a plazos promedio no inferiores a cuatro anos.

          Prestamos del sector privado no financiero y bienes dados en locacion financiera

          a) De acuerdo con el Decreto No 214 antes mencionado, a partir del 3 de febrero de 2002, todas las deudas en dolares estadounidenses u otras monedas extranjeras con el sistema financiero, excepto lo establecido en b), cualquiera sea su monto y naturaleza fueron convertidos a pesos a la paridad de $ 1 por U$S 1 o su equivalente en otra moneda extranjera.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Asimismo a estos prestamos se les aplica, a partir del 3 de febrero de 2002, un Coeficiente de Estabilizacion de Referencia (CER) y una tasa de interes maxima que sera determinada por el B.C.R.A..

          Posteriormente los Decretos No 762/02 y No 1.242/02 dispusieron excluir de la aplicacion del CER a los prestamos que tengan como garantia hipotecaria la vivienda unica, familiar y de ocupacion permanente del deudor, sin limite de monto, los prestamos personales hasta doce mil pesos y los prestamos personales con garantia prendaria hasta treinta mil pesos. Las mismas se ajustaran a partir del 1 de octubre de 2002 por un Coeficiente de Variacion de Salarios (CVS) manteniendose hasta entonces las condiciones vigentes.

          La Ley No 25.642, del 11 de septiembre de 2002, dispuso prorrogar hasta el 30 de septiembre de 2002 la aplicacion del CER para todas las obligaciones de dar sumas de dinero inferiores a cuatrocientos mil pesos. En el caso de deudores de entidades financieras, este monto sera considerado en relacion al endeudamiento en el conjunto del sistema financiero.

          Asimismo, a la fecha de preparacion de los estados contables podrian estar pendientes de emision normas modificatorias y/o complementarias a la aplicacion del CER.

          b) De acuerdo a lo dispuesto por el Decreto No 410 antes mencionado, el Gobierno Nacional dispuso que no se encuentran incluidas en la conversion a pesos a la relacion $ 1 por U$S 1 establecida por el Articulo 1o del Decreto No 214 citado, las financiaciones vinculadas al comercio exterior otorgadas por las entidades financieras, los saldos de tarjetas de credito correspondientes a consumos realizados fuera del pais y los contratos para cuyo cumplimiento resulte aplicable la ley extranjera.

          Asimismo como consecuencia de las medidas adoptadas por el Gobierno Nacional y la crisis que afecta al pais, Banco de Galicia y Buenos Aires S.A. ha iniciado un proceso de reestructuracion de la cartera de creditos comerciales de acuerdo a las nuevas posibilidades de cancelacion de los clientes, que a la fecha de los presentes estados contables se encuentra en desarrollo.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Prestamos y obligaciones del sector financiero

          De acuerdo con lo establecido por el Decreto No 410 mencionado precedentemente, los prestamos interfinancieros en moneda extranjera vigentes al 3 de febrero de 2002, se convertiran a pesos a razon de $ 1,40 por U$S 1 o su equivalente en otras monedas, o al tipo de cambio del mercado unico y libre de cambio, segun lo determine el B.C.R.A. en funcion de la naturaleza de las operaciones.

          Diferimiento de la deduccion de la diferencia de cambio en el impuesto a las ganancias

          Los resultados netos negativos que tengan su origen en la devaluacion mencionada sobre activos y pasivos en moneda extranjera existentes a la fecha de su sancion (6 de enero de 2002), solo seran deducibles en el Impuesto a las Ganancias en la proporcion de un 20% anual en cada uno de los primeros cinco ejercicios que cierren con posterioridad a la vigencia de la ley.

          Depositos y obligaciones del sector publico y privado

          a) De acuerdo con el Decreto No 214 antes mencionado, a partir del 3 de febrero de 2002, los depositos y obligaciones en dolares estadounidenses u otras monedas extranjeras en entidades financieras fueron convertidos a pesos a la paridad de $ 1,40 por U$S 1 o su equivalente en otras monedas extranjeras. Asimismo, existen restricciones a la disponibilidad de ciertos saldos en cuentas corrientes y cajas de ahorros en dolares y plazos fijos en pesos o dolares, los que seran devueltos a sus titulares en cuotas, cuyos montos y fechas de vencimiento dependen de los saldos registrados. A estos depositos reprogramados se les aplica, a partir del 3 de febrero de 2002, un CER y una tasa de interes. El CER es un coeficiente que mide la tasa de variacion diaria obtenida de la evolucion mensual del Indice de Precios al Consumidor (IPC), publicado por el I.N.D.E.C..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Adicionalmente, en los terminos del Decreto N(degree) 905/02 los titulares de los depositos pudieron optar por recibir, en sustitucion de la devolucion de sus depositos, Bonos del Gobierno Nacional en pesos 2% 2007 o en el caso de depositos originalmente en moneda extranjera, Bonos del Gobierno Nacional en dolares estadounidenses Libor 2012, sin aplicarse limite de monto alguno.

          Los depositantes en las condiciones del art. 4 del Decreto No 905/02, pudieron optar por recibir en canje de sus acreencias Bonos del Gobierno Nacional en dolares estadounidenses Libor 2005.

          Ademas, el Decreto No 905/02 dispuso que las entidades financieras deben inscribir los depositos reprogramados que no hayan sido objeto de opcion, en un registro denominado "Registro Escritural de Depositos Reprogramados" que llevara la Caja de Valores S.A.. Los depositos reprogramados inscriptos en el referido registro (CEDROS), constituiran a ese efecto valores negociables, tendran oferta publica y seran negociables en mercados autorregulados del pais.

          Los titulares de los mismos podran aplicarlos a la suscripcion de nuevas emisiones de acciones y/o obligaciones negociables con oferta publica y a la cancelacion de prestamos en la entidad financiera donde esten depositados tales fondos.

          El 16 de septiembre de 2002 por el Decreto No 1.836/02 se establece un segundo canje de depositos del sistema financiero, por el cual todos los titulares de depositos reprogramados, hubiesen hecho uso o no de la opcion anterior, podran optar por Bonos del Gobierno Nacional en dolares estadounidenses 2013, conjuntamente con una opcion de venta a ser entregada por la entidad depositaria, garantizando el pago del cupon original ajustado por CER, o transformar el saldo reprogramado en Letras de Plazo Fijo en pesos, con una garantia del Estado Nacional de aportar la diferencia entre el valor de cada cuota en pesos ajustada por CER y el dolar libre al momento del pago.

          Adicionalmente las entidades financieras podran ofrecer a los depositantes que hayan iniciado acciones judiciales y se hallen pendientes de resolucion, Bonos del Gobierno Nacional en dolares estadounidenses Libor 2006.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Las entidades financieras obligadas con los depositantes que opten por la entrega de los mencionados titulos publicos, deberan transferir al Estado Nacional activos suficientes para atender su pago.

          El mismo Decreto senala que "atendiendo al crecimiento verificado de los depositos en el sistema financiero y dada la situacion especial de los pequenos ahorristas, se considera otorgar a los depositantes por hasta un monto de pesos siete mil de depositos reprogramados la opcion de cobrar en efectivo" dejando la posibilidad a cada entidad de ampliar esa cifra hasta diez mil pesos. Banco de Galicia y Buenos Aires S.A. esta en condiciones de ofrecer a sus clientes esta ultima posibilidad.

          Asimismo se posibilita la suscripcion de "Bonos del Gobierno Nacional en dolares 2013" con CEDROS.

          A la fecha de preparacion de los presentes estados contables, el monto de depositos reprogramados (CEDROS) asciende a aproximadamente $ 1.107.932, en tanto que los depositos reprogramados canjeados por Bonos del Estado Nacional asciende a $ 693.088 a igual fecha.

          b) El Decreto No 410 dispone que no se encuentran incluidos en la conversion a pesos establecida por el articulo 1o del Decreto No 214/02 a la relacion $ 1 por U$S 1, los depositos en entidades financieras locales que hubiesen sido efectuados por bancos o entidades financieras del exterior, siempre que se transformen en lineas de credito que se mantengan y se apliquen efectivamente como minimo por un plazo de cuatro anos, conforme la reglamentacion que establezca el B.C.R.A.. Asimismo, tampoco se encuentran incluidos en la citada conversion a pesos, las obligaciones del sector publico y privado de dar sumas de dinero en moneda extranjera para cuyo cumplimiento resulta aplicable la ley extranjera.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Deuda Publica

          Mediante el Decreto N(degree) 471 de fecha 8 de marzo de 2002 se establecio que las obligaciones del Sector Publico Nacional, Provincial y Municipal vigentes al 3 de febrero de 2002 denominadas en dolares estadounidenses u otra moneda extranjera, cuya ley aplicable sea solamente la ley argentina, fueron convertidas a $ 1,40 por cada dolar estadounidense o su equivalente en otra moneda extranjera, y se ajustaran por el CER. Ademas las obligaciones del Sector Publico
          Nacional convertidas a pesos segun lo explicado anteriormente devengaran intereses a la tasa del 2% anual a partir del 3 de febrero de 2002, mientras que las obligaciones del sector Publico Provincial y Municipal devengaran una tasa de interes del 4% anual a partir de la misma fecha.

          Otros Activos y Pasivos

          De acuerdo con lo establecido en el Decreto No 410 y complementarios, no se encuentran incluidas en la conversion a pesos establecida por el Articulo 1o del Decreto No 214 a la relacion de $ 1 por U$S 1 los contratos de futuros y opciones, incluidos los registrados en mercados autoregulados y las cuentas destinadas exclusivamente a la operatoria de tales mercados, a excepcion de aquellos bajo la legislacion argentina concertados con anterioridad al 5 de enero de 2002, donde al menos una de las partes sea una entidad financiera, que se liquiden a partir del 12 de junio de 2002, por los que se dispuso su conversion a pesos a $ 1,40 por cada dolar estadounidense.

          Asimismo, el Decreto No 410 establecio que:

          a) Los certificados de credito fiscal, emitidos en el marco de los Decretos No 979/01, 1.005/01 y 1.226/01, en dolares estadounidenses u otra moneda extranjera, vigentes al 3 de febrero de 2002, seran convertidos a pesos a la relacion de $ 1,40 por U$S 1 o su equivalente.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          b) Los saldos al cierre de operaciones al 1o de febrero 2002 de las cuentas de las entidades financieras en dolares estadounidenses u otras monedas extranjeras, computables para integrar las reservas de liquidez, excepto las disponibilidades de billetes y el monto equivalente a los saldos de las cuentas destinadas exclusivamente a la operatoria en mercados autoregulados de futuros y opciones, seran convertidas a pesos a razon de $ 1,40 por U$S 1.

          Igual tratamiento de conversion tendran las sumas aportadas por las entidades financieras para integrar el Fondo de Liquidez Bancaria del Decreto No 32/01 y las deudas de las entidades con dicho fondo.

          Concursos y quiebras

          Con fecha 30 de enero de 2002, se sanciono la Ley No 25.563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia, originada en la situacion de crisis por la que atraviesa el pais, hasta el 10 de diciembre de 2003. A continuacion se detallan algunas de las medidas adoptadas: a) Se suspende por ciento ochenta dias, contados a partir de la vigencia de la presente ley, en los concursos preventivos, la totalidad de las ejecuciones judiciales y extrajudiciales, incluidas, entre otras, las hipotecarias y prendarias de cualquier origen (Articulo 9 - Ley N(degree) 25.563). b) Se suspende  por  ciento  ochenta  dias,  el  tramite  de los  pedidos de quiebra, dejando a salvo la posibilidad de aplicar las medidas del Articulo 85 de la Ley No 24.522 (Articulo 11 - Ley N(degree) 25.563).
          c) Se establece el acceso al credito de las personas fisicas y/o juridicas concursadas, para lo cual el B.C.R.A. procedera a reglamentar la eliminacion de toda restriccion que de cualquier modo impida, obstaculice o encarezca dicho acceso al credito, e instrumentara una linea de redescuentos destinada a las entidades financieras que asistan a las empresas concursadas que se encuentren en la etapa prevista en el Articulo 43 de la Ley N(degree) 24.522 (Articulo 12 - Ley N(degree) 25.563). c) Las entidades financieras regidas por la Ley N(degree) 21.526 (Ley de Entidades Financieras) y complementarias, gozaran de un plazo de noventa dias para proceder a la reprogramacion de las acreencias existentes al 30 de noviembre de 2001 que mantengan con los deudores del sistema, a traves de un acuerdo con cada uno de ellos (Articulo 15 - Ley N(degree) 25.563).

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          e) Se suspenden por el plazo de ciento ochenta dias las medidas cautelares trabadas y prohibese por el mismo plazo, las nuevas medidas cautelares sobre aquellos bienes que resulten indispensables para la continuidad de las actividades relacionadas con el giro habitual del deudor. Seran nulos todos los actos de disposicion extraordinaria del deudor sobre sus bienes durante el periodo de suspension previsto en el presente articulo, salvo que contare con acuerdo expreso de los acreedores (Articulo 16 - Ley N(degree) 25.563).

          El 15 de mayo de 2002, se sanciono y promulgo la Ley N(degree) 25.589 que modifica las Leyes N(degree) 24.522 y 25.563. La Ley N(degree)
          25.589 introdujo las siguientes modificaciones:

          a) Se deroga el Articulo 9 de la Ley N(degree)25.563.
          b) Se deroga el Articulo 11 de la Ley N(degree)25.563.
          c) Se deroga el Articulo 15 de la Ley N(degree)25.563.
          d) Se modifica el Articulo 16 de la Ley N(degree) 25.563. En tal sentido, se suspenden por ciento ochenta dias corridos, contados a partir de la vigencia de la presente, los actos de subasta de inmuebles en los que se encuentre la vivienda unica del deudor o sobre bienes afectados por el a la produccion, comercio o prestacion de servicios, decretados en juicios ejecutivos, ejecuciones de sentencias
          o en ejecuciones extrajudiciales. Exceptuanse de esta disposicion los creditos de naturaleza alimentaria, los derivados de responsabilidad por la comision de delitos penales, los laborales, los causados en la responsabilidad civil y contra las empresas aseguradoras que hayan asegurado la responsabilidad civil, los de causa posterior a la entrada en vigencia de esta ley y la liquidacion de bienes en la quiebra. Asimismo se suspende la ejecucion de medidas cautelares que importen el desapoderamiento de bienes afectados a la actividad de establecimientos comerciales, fabriles o afines, que los necesiten para su funcionamiento.
          e) Se establece que esta ley entra a regir el dia de su publicacion y se aplica a los concursos en tramite.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Suspension de la aplicacion del Inciso 5 del Articulo 94 y Articulo 206 de la Ley N(degree) 19.550 de Sociedades Comerciales

          Por el Decreto N(degree) 1.269/02 se ha suspendido hasta el 10 de diciembre del 2003 la aplicacion del Inciso 5 del Articulo 94 de la Ley N(degree) 19.550 que establece que una sociedad debe disolverse por perdida del capital social. Asimismo se suspende hasta igual fecha el Articulo 206 que establece que la reduccion de capital es obligatoria cuando las perdidas insumen las reservas y el 50% del capital.

          Acciones Legales de Amparo

          Como consecuencia de las medidas adoptadas por el Gobierno Nacional, se han presentado ante la justicia una importante cantidad de demandas contra el Estado Nacional y/o las entidades integrantes del sistema financiero por parte de personas fisicas y juridicas, dado que entienden que las mismas violan, entre otros, derechos constitucionales. Al 30 de septiembre del corriente ano, las ordenes judiciales recibidas por Banco de Galicia y Buenos Aires S.A. disponiendo el reintegro de depositos en moneda de origen o a tipo de cambio libre, alcanzaron las sumas de $ 10.951 y de miles de U$S 344.740. Banco de Galicia y Buenos Aires S.A. en cumplimiento de las ordenes judiciales con allanamiento y/o secuestro y/o bajo apercibimiento de delitos de retencion indebida y/o desacato, ha abonado, a la misma fecha, la suma de $ 434.862 y de miles de U$S 52.343 por reintegro de depositos en pesos y moneda extranjera.

          La tramitacion de dichos procesos y la admision y ejecucion de medidas cautelares que disponen en los mismos, bajo cualquier titulo, la entrega material de los bienes objeto de la cautela al peticionario, ha sido normada por el Decreto No 214, citado anteriormente, modificado por el Decreto No 320/02, modificados y complementados por la Ley de Emergencia N(degree) 25.587 y el Decreto N(degree) 676/02 (ambos publicados en el Boletin Oficial el 26 de abril de 2002), aplicables a todas las causas en tramite y a las medidas precautorias pendientes de ejecucion, cualquiera fuere la fecha de la orden judicial, dictadas en procesos judiciales de cualquier naturaleza relacionados con creditos, deudas, obligaciones, depositos o reprogramaciones financieras que pudieran considerarse afectados por las disposiciones contenidas en la Ley No 25.561, reglamentarias y complementarias.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:    (Continuacion)

          Por ultimo, con fecha 23 de julio de 2002 y mediante el Decreto N(degree) 1.316/02, se suspendio por el plazo de ciento veinte dias habiles, el cumplimiento y ejecucion de todas las medidas cautelares y sentencias definitivas dictadas en los procesos judiciales a los que se refiere el Articulo 1 de la Ley N(degree) 25.587, salvo aquellos supuestos en donde este en riesgo la vida, la salud o la integridad fisica de las personas, o cuando la reclamante sea una persona fisica de 75 o mas anos de edad. En estos ultimos casos, la ejecucion de las medidas cautelares o de las sentencias estimatorias de la pretension, debera ser tramitada ante el Banco Central de la Republica Argentina. Cabe senalar que este Decreto ha sido declarado inconstitucional por la mayoria de los jueces, por lo que no ha interrumpido significativamente los allanamientos y secuestros judiciales en procura del pago de los depositos.

          La diferencia entre el importe abonado y el importe resultante de convertir los depositos a $ 1,40 se ha registrado en el rubro "Otros Creditos por Intermediacion Financiera".

          Banco de Galicia y Buenos Aires S.A. ha hecho reserva de reclamar oportunamente por el perjuicio patrimonial causado por la devolucion de depositos en dolares estadounidenses billete o en su equivalente en pesos al tipo de cambio libre, ordenada por medidas cautelares o sentencias dictadas por el Poder Judicial, y que no fueron incluidas por el Estado Nacional en el calculo de la compensacion a las Entidades Financieras.

          Compensacion a las entidades financieras

          El Decreto N(Degree) 214/02, dispone la emision de un bono con cargo a fondos del Tesoro Nacional para compensar el desequilibrio en el sistema financiero que resulta de la aplicacion de las medidas
          mencionadas,   es  decir  de  la  devaluacion  y  de  la  pesificacion
          asimetrica de activos y pasivos. En efecto, de acuerdo con las disposiciones de la Ley N(Degree) 25.561 y los Decretos N(Degree) 214/02, 320/02, 410/02, 471/02, 704/02, 905/02, 992/02 y sus
          modificatorios y complementarios, y de las Comunicaciones del B.C.R.A. "A" 3467, 3507, 3561, 3648, modificatorias y complementarias, una parte significativa de los activos y pasivos en moneda extranjera que conformaban la posicion neta en moneda extranjera, fueron convertidos a pesos a tipos de cambio diferenciados.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          En junio de 2002, el Decreto N(degree) 905/02 establecio la metodologia para el calculo del monto de la compensacion que debian recibir las entidades financieras, reemplazando con ello al Decreto N(degree) 494/02 que lo habia establecido previamente.

          Los Articulos 28 y 29 del mencionado Decreto tienen por finalidad reestablecer el patrimonio de las entidades financieras al momento de la pesificacion, resarciendolas de:

          a) las perdidas provocadas por la conversion a pesos de gran parte de sus obligaciones al tipo de cambio U$S 1 = $ 1,40, en cuanto es superior al tipo de cambio para la conversion a pesos de algunas de sus acreencias en moneda extranjera de U$S 1 = $ 1, ello mediante la entrega de un Bono Compensador, para lo cual se dispuso la emision de los "Bonos del Gobierno Nacional en pesos 2007"; b) el descalce de sus posiciones en moneda extranjera luego de la pesificacion compulsiva de parte de su cartera activa y pasiva; ello mediante la transformacion del Bono Compensador originariamente en pesos, en un bono en dolares, y ademas, de ser necesario, mediante la suscripcion del Bono de Cobertura en dolares. Se dispone para ello la emision de los "Bonos del Gobierno Nacional en dolares estadounidenses Libor 2012".

          La Comunicacion "A" 3650 del B.C.R.A. y sus complementarias fijaron el procedimiento al que debian ajustarse las entidades financieras para el calculo de los Bonos Compensador y de Cobertura, estableciendose que su cuantia debe ser calculada teniendo en cuenta los saldos en moneda extranjera al 31 de diciembre de 2001 segun surgen del estado de situacion patrimonial auditado a esa fecha de la casa matriz y de las filiales en Argentina; empero, en lo relativo a las filiales y subsidiarias en el exterior y a las subsidiarias con actividad complementaria, esta compensacion quedo limitada a los efectos negativos de la conversion forzada a pesos de la asistencia otorgada al Estado Nacional en la forma de Prestamos Garantizados. Por lo tanto, no ha sido compensada hasta el presente la incidencia que sobre el resto de su posicion en moneda extranjera, sujeta a legislacion argentina, ha tenido la aplicacion de las medidas economicas comentadas.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Esta forma de determinar la cuantia de los Bonos Compensador y de Cobertura, que no contempla ciertos activos y pasivos convertidos a pesos por aplicacion del Decreto N(degree) 214/02 que se hallan en cabeza de filiales y subsidiarias en el exterior y en empresas controladas con actividad complementaria, no solo no es coherente con los objetivos que fundan los Decretos N(degree) 214 y 905/02, lo cual, en el caso de Banco de Galicia y Buenos Aires S.A., genera evidentes perjuicios patrimoniales, sino que resulta esencialmente un hecho arbitrario a la luz de que hechos economicos que son identicos son incluidos o excluidos de la compensacion segun hayan sido ejecutados en forma directa por Banco de Galicia y Buenos Aires S.A. o a traves de una subsidiaria, o segun fuere el origen publico o privado de la acreencia registrada en el exterior.

          Por nota del 16 de septiembre de 2002, remitida al Ministerio de Economia de la Nacion y al B.C.R.A., Banco de Galicia y Buenos Aires S.A. manifesto formalmente su protesta contra el procedimiento empleado, reiterando presentaciones anteriores, se dejo expresa constancia de que "no se somete, ni consiente, la validez de regimen alguno que importe generar danos a su patrimonio que no sean integramente compensados o admitir la exclusion del beneficio de la compensacion a activos y pasivos correspondientes a filiales, subsidiarias y empresas controladas de actividad complementaria, que integran el patrimonio consolidado de Banco de Galicia y Buenos Aires S.A.". Se dejo tambien expresa reserva de reclamar, incluso por ante la justicia federal, por los danos y perjuicios ocasionados por tales medidas y por los hechos y omisiones que pudieran imputarse al Estado Nacional al vulnerarse las garantias de inviolabilidad de la propiedad privada y de igualdad ante las cargas publicas. Los patrimonios netos de Grupo Financiero Galicia S.A. y Banco de Galicia y Buenos Aires S.A. se incrementarian aproximadamente en $ 1.747.242 y $ 1.867.000, respectivamente, en caso que Banco de Galicia y Buenos Aires S.A. reciba la compensacion reclamada.

          Las Comunicaciones del B.C.R.A. citadas precedentemente fijaron el 29 de julio de 2002 como fecha limite para dar cumplimiento al regimen informativo creado para que cada entidad informe el monto en bonos al que se ha hecho acreedora. Banco de Galicia y Buenos Aires S.A. dio cumplimiento a ese requerimiento, pero con posterioridad, durante septiembre de 2002, el B.C.R.A. dio a conocer la Comunicacion "A" 3716, que establece modificaciones en la metodologia.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Ello dio lugar a una nueva presentacion el 16 de septiembre de 2002. El monto determinado de acuerdo con las normas vigentes, ascendio a miles de U$S 787.541 en concepto de compensacion y a miles de U$S 618.229 por cobertura de la posicion negativa en moneda extranjera.

          Al 31 de marzo de 2002 dichos montos fueron registrados en el rubro "Otros Creditos por Intermediacion Financiera - En moneda extranjera - Compensacion a recibir del Gobierno Nacional", en tanto que el adelanto a solicitar al B.C.R.A. para la suscripcion del Bono de Cobertura, fue registrado en "Otras Obligaciones por Intermediacion Financiera - En pesos - Adelantos para la adquisicion de Bonos del Gobierno Nacional en dolares Libor 2012" por $ 865.521. La compensacion recibida por la diferencia positiva entre el Patrimonio Neto al 31 de diciembre de 2001 y el que surge de ajustar la posicion neta en moneda extranjera a esa fecha convertida a pesos al tipo de cambio de $ 1,40 por cada dolar estadounidense se reflejo en el Patrimonio Neto en la cuenta "Diferencia de valuacion no realizada por la compensacion de la posicion neta de moneda extranjera", de acuerdo con lo senalado en la Comunicacion "A" 3703 del B.C.R.A. por $ 879.300, expresados en moneda de cierre del periodo. Este criterio difiere de las normas contables profesionales por lo que de haberse aplicado estas ultimas hubiera disminuido la perdida del periodo en dicho importe.

          Con fecha 11 de septiembre de 2002 la Entidad recibio la acreditacion de Bonos del Gobierno Nacional en dolares estadounidenses Libor 2012 por miles de U$S 669.887 correspondientes al 85% de la compensacion informada en el regimen informativo cuyo vencimiento opero con fecha 29 de julio de 2002.

          Las  condiciones  para  la  suscripcion  de los  "Bonos  del  Gobierno
          Nacional en dolares estadounidenses Libor 2012", no han sido establecidas aun en forma definitiva, por lo que podrian estar sujetas a modificaciones.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Valuacion de saldos en moneda extranjera - Activacion de diferencias de cambio

          De acuerdo con lo dispuesto por la Federacion Argentina de Consejos Profesionales de Ciencias Economicas (F.A.C.P.C.E.) la Resolucion N(degree) 1/02 del Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires (C.P.C.E.C.A.B.A.), la Resolucion N(degree) 392/02 de la Comision Nacional de Valores (C.N.V.) y la Resolucion N(degree) 2/02 de la Inspeccion General de Justicia (I.G.J.), la Sociedad ha reconocido los efectos de la devaluacion a partir del 1(degree) de enero de 2002.

          Situacion de Banco de Galicia y Buenos Aires S.A. y sus subsidiarias

          La situacion descripta precedentemente se manifesto en Banco de Galicia y Buenos Aires S.A., bajo la forma de una crisis de liquidez producida por una caida de depositos de importancia tal, que determino la necesidad de requerir asistencia financiera al B.C.R.A..

          A la fecha de preparacion de los estados contables, el monto de depositos en el pais asciende a aproximadamente $ 3.999.807, en tanto que la asistencia recibida del B.C.R.A. por situaciones transitorias de iliquidez asciende a $ 5.336.237.

          En este contexto, con fecha 21 de marzo de 2002, se presento ante el B.C.R.A. un plan de regularizacion y saneamiento, denominado "Plan Galicia de Capitalizacion y Liquidez", cuyos pilares esenciales son:

          a. el restablecimiento inmediato de la liquidez, contemplandose la provision de los recursos necesarios para contar con una solida situacion que le permita a Banco de Galicia y Buenos Aires S.A. afrontar el pago de una porcion significativa de sus depositos exigibles; y
          b. el posterior incremento significativo de su capitalizacion. El Plan incluye tambien la negociacion con los acreedores externos para la reprogramacion de los pagos de deuda que Banco de Galicia y Buenos Aires S.A. mantiene con estos y el cierre ordenado de las unidades operativas en el exterior.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          El fortalecimiento de la liquidez se logra a traves de las siguientes fuentes:

          - La securitizacion (y/o venta) de cartera hipotecaria y comercial mediante la instrumentacion de fideicomisos o cesiones de creditos por un total de $ 400.000, que fueron suscriptos por entidades financieras durante el mes de abril de 2002.

          - Un prestamo de Seguros de Depositos S.A. (SEDESA) por la suma de dolares estadounidenses equivalentes a $ 200.000, convertidos al tipo de cambio del dia anterior al del desembolso, a cinco anos de plazo y tasa Libor a 180 dias mas 300 puntos basicos, suscriptos con fecha 21 de marzo de 2002.

          - Un prestamo del Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFyS) por la suma de dolares estadounidenses equivalentes a $ 100.000, convertidos al tipo de cambio del dia anterior al del desembolso, a tres anos de plazo y tasa Libor mas 400 puntos basicos, con un piso del 8,07%, suscripto con fecha 30 de abril de 2002.

          Adicionalmente, se refinancia a tres anos una deuda existente con el Fondo de Liquidez Bancaria, por $ 574.000, cancelada con asistencia del B.C.R.A. en condiciones identicas a las del endeudamiento original con fecha 9 de mayo de 2002.

          En lo relativo a la capitalizacion, inserta en el marco de renegociacion global de la deuda externa, se preve la incorporacion de capital basico y/o complementario mediante la suscripcion por parte de los bancos acreedores del exterior, en canje de sus deudas originales, de acciones ordinarias o de deuda subordinada, convertible o no en acciones ordinarias, a opcion de las entidades participantes.

          Banco de Galicia y Buenos Aires S.A. ha comenzado formalmente las negociaciones con un comite integrado por los acreedores mas significativos, que fue recientemente constituido y que esta actualmente avanzando en las negociaciones para la reestructuracion de la deuda.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          El plan de redefinicion de las unidades del exterior incluye el "Plan de Reestructuracion" de la Filial Nueva York, presentado a la Oficina de Contralor de la Moneda del Tesoro de los Estados Unidos ("OCC"), el 22 de marzo de 2002, que contempla la liquidacion voluntaria y ordenada de las operaciones de la filial y su cierre posterior. El Plan supone el pago de los depositos menores, la renegociacion de las obligaciones frente terceros, y respecto de estas, entre otras condiciones, contempla quitas de capital, una oferta de canje de los titulos existentes por otros de un plazo mayor y la transferencia a la Casa Matriz de las deudas renegociadas. La filial Nueva York tenia, al 31 de marzo de 2002, obligaciones hacia terceros por un total de aproximadamente miles de U$S 331.000, de los cuales aproximadamente miles de U$S 311.000 ya fueron reestructurados a la fecha de preparacion de los presentes estados contables.

          Actualmente la Filial Nueva York, al igual que las oficinas de representacion en San Pablo (Brasil) y Londres (UK) estan en proceso de cierre de operaciones.

          Adicionalmente, el Plan contempla la readecuacion de la estructura organizativa de Banco de Galicia y Buenos Aires S.A., con una importante reduccion de gastos de administracion, para adecuarla a niveles de actividad mas reducidos. Con posterioridad al cierre del periodo y a la fecha de preparacion de los presentes estados contables, se han abonado aprox. $ 36.617, con motivo de los retiros voluntarios del personal.

          Por otra parte, conforme lo contempla la Ley N(degree) 21.526 de Entidades Financieras, se ha requerido que, con caracter temporario, se otorguen excepciones a las relaciones tecnicas pertinentes y que se atenuen los cargos o multas por los desencuadramientos ocurridos y que pudieran ocurrir tanto con anterioridad a la puesta en marcha del plan como durante su implementacion.

          El plan fue aprobado por el Directorio del B.C.R.A. el 3 de mayo de 2002 mediante la Resolucion N(degree)281.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          La situacion descripta  precedentemente afecto tambien a Banco Galicia
          Uruguay  S.A.  y  Banco  de  Galicia  (Cayman)   Limited,   sociedades
          controladas por Banco de Galicia y Buenos Aires S.A..

          Con fecha 6 de febrero de 2002, Banco Galicia Uruguay S.A. presento una nota al Banco Central del Uruguay a fin de: (i) dar cuenta de su situacion de iliquidez transitoria, que le impedia continuar atendiendo el retiro de depositos; (ii) solicitar asistencia financiera para preservar su capacidad de proveer al reintegro ordenado de la totalidad de los depositos, y hacer frente al retiro de fondos, substancialmente provocado por los acontecimientos ocurridos en Argentina, (iii) solicitar que se autorice a suspender provisoriamente sus operaciones.

          Con fecha 13 de febrero de 2002, el Banco Central del Uruguay resolvio intervenir preventivamente a Banco Galicia Uruguay S.A., con suspension total de sus actividades por el termino de noventa dias, plazo que posteriormente fue extendido por sesenta dias adicionales.

          El 10 de junio de 2002, Banco Galicia Uruguay S.A. presento al Banco Central del Uruguay una propuesta para la reestructuracion de su deuda por depositos. La propuesta consiste en un pago inicial en dolares y en efectivo, equivalente al 3% de las acreencias de cada titular y, por el resto y a opcion del cliente, un deposito a plazo fijo u obligaciones negociables emitidas por Banco Galicia Uruguay S.A., ambos con vencimiento final en septiembre de 2011, con amortizacion en nueve cuotas anuales consecutivas, las dos primeras por el 15% del saldo, y las siguientes por el 10%, con una tasa de interes fija del 2% anual.

          El 20 de junio de 2002 se presento ante el Banco Central del Uruguay una nota a fin de ofrecer como garantia de la propuesta una prenda sobre los creditos comerciales de Banco Galicia Uruguay S.A..

          El 18 de julio de 2002 el Banco Central del Uruguay informo a Banco Galicia Uruguay S.A. que no objetaria ninguna propuesta que este ultimo efectuara a sus depositantes en tanto se obtuviera por lo menos el 75 % de adhesion. Este porcentual coincide con la mayoria legalmente requerida para lograr un concordato preventivo extrajudicial segun la legislacion uruguaya (Articulo 29 y s.s. de la Ley N(degree) 2230 del 2 de junio de 1893).

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          El monto de aceptacion alcanzado entre los depositantes supero miles de U$S 930.000 sobre un total de miles de U$S 1.176.000, correspondientes a los titulares de 7.067 cuentas sobre un total de
          12.271. Esto equivale a mas del 79% del total, lo que constituye una excelente muestra de la confianza de los clientes en la institucion.

          El 26 de agosto de 2002 la senora Juez a cargo del Tribunal de Montevideo que entiende en la causa, acepto la gestion del concordato preventivo extrajudicial alcanzado por Banco Galicia Uruguay S.A., concediendole una moratoria provisoria que se extendera hasta la finalizacion del proceso. El Banco Central del Uruguay fue designado por el Tribunal para verificar la legitimidad de la mayoria alcanzada en el acuerdo, tarea que concluyo satisfactoriamente. A la fecha de preparacion de los presentes estados contables, conforme la legislacion uruguaya preve, se ha procedido a dar a publicidad la propuesta de acuerdo, encontrandose en vigencia el periodo durante el cual los acreedores pueden manifestar sus consideraciones sobre el mismo.

          La situacion de Banco Galicia Uruguay S.A., afecto a su subsidiaria Banco de Galicia (Cayman) Limited, y consecuentemente las autoridades de Cayman Islands designaron, con fecha 19 de julio de 2002 y a solicitud de Banco Galicia Uruguay S.A., un liquidador provisional, con el objetivo de lograr un acuerdo de reestructuracion voluntario entre la misma y sus acreedores tomando las medidas correspondientes a fin de preservar los activos de Banco Galicia Uruguay S.A.. La reestructuracion de los pasivos de Banco de Galicia (Cayman) Limited, se halla actualmente en proceso. En su oportunidad habra de presentarse ante las autoridades competentes la propuesta que se formulara a los acreedores. Solo es posible la concrecion de la misma una vez alcanzado el acuerdo con los acreedores de Banco Galicia Uruguay S.A..

          Los acontecimientos descriptos en el acapite "Compensacion a las entidades financieras", provocaron en Banco Galicia Uruguay S.A. un perjuicio patrimonial, en razon de la devaluacion de la moneda argentina y la conversion forzada a pesos, a tipos de cambio diferenciados, de la parte de sus acreencias en moneda extranjera sujeta a legislacion argentina.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Ese perjuicio tiene su origen en que, como ya se senalo, el Decreto N(degree) 905/02 deja fuera del computo del Bono de Compensacion y del Bono de Cobertura a los activos pesificados de que son titulares empresas controladas por Banco de Galicia y Buenos Aires S.A. que realizan actividad complementaria y las sucursales y subsidiarias en el exterior. Es decir que el objetivo previsto en el Articulo 7 del Decreto N(degree) 214/02 de "disponer la emision de un Bono para solventar el desequilibrio en el sistema financiero", en el caso de Banco de Galicia y Buenos Aires S.A. se cumple solo parcialmente (ver acapite "Compensacion a las entidades financieras").

          En este contexto Banco de Galicia y Buenos Aires S.A. acordo con Banco Galicia Uruguay S.A. realizar las acciones necesarias para que, en caso de corresponder y con la previa autorizacion del B.C.R.A., aportara a esta ultima las sumas necesarias a efectos de que pueda devolver la totalidad de los depositos reprogramados.

          Con posterioridad, ambas entidades financieras complementaron dicho acuerdo mediante un convenio que aclaro que los efectos juridicos directos o indirectos resultantes de las declaraciones y clausulas del convenio y la exigibilidad de los derechos asumidos estan sujetos al cumplimiento previo de la normalizacion de la situacion economico - financiera de Banco de Galicia y Buenos Aires S.A. y a la cancelacion de la asistencia financiera que le otorgara el B.C.R.A.. Las circunstancias expresadas estan senaladas en el punto 52 de la Resolucion N(degree) 281 de dicho organismo.

          Adicionalmente, y a raiz de la intervencion de Banco Galicia Uruguay S.A., no es posible obtener estados contables confeccionados de acuerdo a normas contables argentinas. Por todo lo expuesto y en cumplimiento del "Plan Galicia de Capitalizacion y Liquidez", se ha decidido previsionar integramente el valor de la inversion en Banco Galicia Uruguay S.A. y en Banco de Galicia (Cayman) Limited por los valores que registraban al 31 de diciembre de 2001. Asimismo corresponde, mientras subsistan las circunstancias apuntadas, discontinuar la valuacion de dichas inversiones de acuerdo con el metodo del valor patrimonial proporcional y la consolidacion de los estados contables de ambas subsidiarias con los de Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          De acuerdo a las estimaciones realizadas por Banco de Galicia y Buenos Aires S.A. en base a documentacion e informacion no auditada obrante en la misma, de haber valuado dichas inversiones de acuerdo al metodo de valor patrimonial proporcional, el patrimonio neto y el resultado del periodo hubieran sido de aproximadamente $ 762.367 y $ (1.973.104) perdida. Asimismo, el patrimonio neto y el resultado negativo del periodo de Grupo Financiero Galicia S.A. hubieran sido de aproximadamente $ 942.196 y $ (1.772.094), respectivamente, segun las estimaciones realizadas por la Sociedad.

          De haber sido incluidas ambas subsidiarias, las principales cifras del
          balance   trimestral   consolidado   de  la  Sociedad   hubieran  sido
          aproximadamente las siguientes:

          ACTIVO                                    $                PASIVO                           $
          Disponibilidades                              288.322      Depositos                          7.479.981
          Titulos publicos y privados                   320.829      Otras obligaciones por
                                                                     intemediacion financiera          11.365.697
          Prestamos                                  11.417.851      Otros pasivos                        400.823
          Otros creditos por intermediacion                          Patrimonio Neto                      942.196
          financiera                                  6.938.965
          Otros activos                               1.222.730

          Reclamos por diferencias de cambio en la cancelacion de asistencias financieras durante los feriados cambiarios de enero de 2002

          Durante el mes de diciembre de 2001, Banco de Galicia y Buenos Aires S.A. recibio del B.C.R.A. asistencia en pesos, para atender situaciones transitorias de iliquidez. Esta asistencia fue cancelada por aplicacion de recursos en dolares estadounidenses otorgados por el Fondo de Liquidez Bancaria (F.L.B.) los dias 2 y 4 de enero de 2002.

          A la fecha de tales acreditaciones, el B.C.R.A. habia decretado feriado cambiario.

          Antes de la  reapertura  de los  mercados  se  dicto la Ley  N(degree)
          25.561 del 6 de enero de 2002 que derogo el regimen de convertibilidad y determino una nueva relacion de cambio ($ 1,40 por U$S 1).

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Como consecuencia de las normas aludidas, durante los feriados cambiarios citados no se pudo realizar operacion de cambio alguna.

          En consecuencia, las partidas en dolares estadounidenses acreditadas por el F.L.B. con fecha 2 y 4 de enero de 2002 debieron permanecer en dolares estadounidenses hasta el dia de reapertura de los mercados.

          A la fecha de apertura de los mercados, y con motivo de los terminos y condiciones de las normas vigentes, el dolar estadounidense se vendia a $ 1,40.

          Por lo expuesto resulta que el B.C.R.A., cuando aplico miles de U$S 410.000 a cancelar la asistencia financiera, debio haber aplicado miles de U$S 410.000 a $ 1,40, o sea la cantidad de $ 574.000.

          Lo acontecido vulnera la garantia de inviolabilidad de la propiedad privada y de igualdad ante la Ley.

          A merito de todo lo expuesto, se debera considerar la devolucion a Banco de Galicia y Buenos Aires S.A. de la diferencia de $ 164.000 o una recomposicion patrimonial equivalente.

          La evolucion del CER y CVS en relacion al tipo de cambio y la compensacion tramitada por los efectos de la devaluacion y la pesificacion asimetrica, podrian tener efectos de significacion sobre las mencionadas subsidiarias que afecten o recompongan su situacion patrimonial en el futuro.

          En el marco de lo expresado precedentemente, se ratifica la intencion de Banco de Galicia y Buenos Aires S.A. de continuar los negocios de su subsidiaria uruguaya y atender los compromisos oportunamente asumidos, sujeto a las autorizaciones que correspondan.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 1:   (Continuacion)

          Los impactos generados por el conjunto de medidas adoptadas hasta la fecha por el Gobierno Nacional sobre los estados contables de Grupo Financiero Galicia S.A. y sus sociedades controladas, al 31 de marzo de 2002, se han reconocido de acuerdo con las evaluaciones y estimaciones realizadas a la fecha de preparacion de los mismos. Los resultados reales futuros podrian diferir de las evaluaciones y estimaciones realizadas y dichas diferencias podrian ser significativas. Por lo tanto, los estados contables de Grupo Financiero Galicia S.A. pueden no informar todos los ajustes que podrian resultar de estas condiciones adversas o de futuras modificaciones a las normas legales y regulatorias vigentes.

          Asimismo, no es posible en estos momentos prever la futura evolucion de la economia nacional ni sus consecuencias sobre la posicion economica y financiera de Grupo Financiero Galicia S.A. y sus sociedades controladas.

          En consecuencia, las decisiones que deban tomarse en base a los presentes estados contables deberan considerar la evolucion futura de estas medidas y ser leidos a la luz de estas circunstancias de incertidumbre.

NOTA 2:   BASES DE PREPARACION DE LOS ESTADOS CONTABLES

          En cumplimiento con lo dispuesto por la Resolucion General N(degree) 368/01 de la Comision Nacional de Valores (C.N.V.), los presentes estados contables se presentan conforme a las normas contables de exposicion y valuacion contenidas en las Resoluciones Tecnicas
          N(degree) 5, 8, 9, 10 y 12 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas (F.A.C.P.C.E.).

          De acuerdo con normas contables profesionales y con requerimientos de los organismos de contralor, los presentes estados contables han sido preparados sin reconocer los cambios en el poder adquisitivo de la moneda hasta el 31 de diciembre de 2001. Desde el 1(degree) de enero de 2002 y de acuerdo con la Resolucion N(degree) 3/02 del C.P.C.E.C.A.B.A. y la Resolucion N(degree) 415/02 de la C.N.V., se ha reiniciado el reconocimiento de los efectos de la inflacion en estos estados contables.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 2:   (Continuacion)

          Para ello, se ha seguido el metodo de reexpresion establecido por la Resolucion Tecnica N(degree) 6 de la F.A.C.P.C.E., reexpresando las partidas no monetarias mediante la aplicacion del coeficiente de ajuste derivado del I.P.I.M. publicado por el I.N.D.E.C., considerando que las mediciones contables que tengan fecha de origen anterior al 31 de diciembre de 2001, se encuentran expresadas en moneda de esa fecha.

          Es necesario destacar que, con fines comparativos, los saldos al 31 de marzo de 2001 se encuentran expresados en moneda constante del 31 de marzo de 2002.

          Los presentes estados contables y sus notas y anexos se presentan en pesos, y cumplen con las disposiciones establecidas por las
          Resoluciones N(degree) 8/95 y 11/02 de la Inspeccion General de Justicia.

          A continuacion se incluyen las politicas contables de mayor relevancia utilizadas en la preparacion de los Estados Contables:

          a.   Activos y Pasivos en moneda local

               Los activos y pasivos monetarios que incluyen, de corresponder, los intereses devengados hasta el cierre del periodo, estan expresados en moneda de cierre y por tal razon no requieren ajuste alguno.

          b.   Activos y Pasivos en moneda extranjera (dolares estadounidenses)

               Los activos en moneda extranjera (dolares estadounidenses) han sido valuados al tipo de cambio vigente al cierre del periodo. En caso de corresponder, se han devengado los correspondientes intereses a cobrar o a pagar.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 2:   (Continuacion)

          c.   Inversiones

               c.1. Corrientes

                    Los depositos en cuentas corrientes especiales se encuentran valuados a su valor nominal, mas los intereses devengados al cierre del periodo.

                    Las Letras del Tesoro se encuentran valuadas a su costo de adquisicion, mas los intereses devengados al cierre del periodo.

               c.2. No Corrientes

                    Los depositos a plazo fijo y en cuentas corrientes especiales se encuentran valuados a su valor nominal, mas los intereses devengados al cierre del periodo. Al 31 de marzo de 2002, la Sociedad ha constituido previsiones por riesgo de desvalorizacion por $ 93.376 y $ 6.439, respectivamente, de acuerdo con los valores estimados de recupero de dichos depositos.

                    Las participaciones en Banco de Galicia y Buenos Aires S.A. y Net Investment S.A. se encuentran valuadas a su valor patrimonial proporcional al 31 de marzo de 2002.

                    En el caso de las participaciones en Sudamericana Holding S.A. y Galicia Warrants S.A., estas se encuentran valuadas a su valor patrimonial proporcional determinado sobre la base de estados contables preparados al 31 de diciembre de 2001 y 31 de enero de 2002, respectivamente, y considerando los movimientos significativos entre dicha fecha y el cierre de los presentes estados contables, segun los lineamientos de la Resolucion Tecnica N(degree) 5 de la F.A.C.P.C.E..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 2:   (Continuacion)

          d.   Bienes de uso

               Han sido valuados a sus costos de adquisicion, reexpresados en moneda constante a partir del 1(degree) de enero de 2002, netos de sus correspondientes depreciaciones acumuladas.

               Las depreciaciones se calculan siguiendo el metodo de la linea recta, cuya alicuota se determina en base a la vida util asignada a los bienes, siendo de 60 meses para sistemas y equipos de computacion, mobiliarios e instalaciones y rodados y de 600 meses para inmuebles.

               Los valores residuales actualizados de los bienes en su conjunto, no exceden su valor recuperable estimado.

          e.   Activos intangibles

               Han sido valuados a sus costos de adquisicion, reexpresados en moneda constante a partir del 1(degree) de enero de 2002, netos de sus correspondientes amortizaciones acumuladas, calculadas proporcionalmente en funcion de su vida util estimada.

               La amortizacion se calcula linealmente en cuotas mensuales iguales, siendo el plazo de amortizacion de 60 meses.

          f.   Patrimonio neto

               f.1. Los  movimientos de las cuentas del patrimonio neto han sido reexpresados siguiendo los lineamientos detallados en el segundo parrafo de la presente nota.

                    La cuenta "Capital suscripto e integrado" se expresa a su valor nominal y a su valor de aporte en moneda corriente del periodo en que dichos aportes fueron efectivizados. El ajuste derivado de la reexpresion de dicha cuenta en moneda constante, fue imputado a la cuenta "Ajuste de capital". La cuenta "Capital suscripto e integrado" se expresa a su valor nominal.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 2:   (Continuacion)

               f.2. De acuerdo  con la  Comunicacion  "A" 3703 del  B.C.R.A.  se registro en la cuenta "Diferencia de valuacion no realizada por la compensacion de la posicion neta en moneda extranjera" el monto de compensacion, otorgada a Banco de Galicia y Buenos Aires S.A. por dicho organismo, previsto en los Decretos No 214/02, 905/02 y normas complementarias, atribuible a la diferencia positiva entre el patrimonio neto al 31 de diciembre de 2001 de Banco de Galicia y Buenos Aires S.A. y el que surge de ajustar la posicion neta en moneda extranjera a esa fecha convertida a pesos al tipo de cambio a $ 1,40 por cada dolar estadounidense. Las condiciones para la desafectacion de esta reserva no han sido aun establecidas por el B.C.R.A..

               f.3. Cuentas de resultados

                    Los resultados del periodo se encuentran expresados en moneda constante.

          g. Estado de origen y aplicacion de fondos Se considera fondos al rubro caja y bancos. Los movimientos correspondientes a dicho estado se presentan en moneda constante.

NOTA 3:   CAJA Y BANCOS

          La composicion del rubro era la siguiente:

                                                               31.03.02              31.03.01
                                                         ------------------------------------------
Caja                                                                        6                     8
Bancos - ctas. ctes. (Nota 13 y Anexo G)                                1.103                    24
                                                         --------------------- ---------------------
Total                                                                   1.109                    32
                                                         ===================== =====================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 4:   CREDITOS FISCALES

          La composicion del rubro era la siguiente:

Corrientes                                                     31.03.02              31.03.01
                                                         --------------------- ---------------------
Impuesto a la ganancia minima presunta                                    142                   103
Credito Ley 25.413                                                          3                     -
Saldo libre disponibilidad R.G. 4.297/97                                    4                     -
Saldo DD.JJ. impuesto a las ganancias                                     171                     -
Retenciones impuesto a las ganancias                                      156                    54
                                                         --------------------- ---------------------
Total                                                                     476                   157
                                                         ===================== =====================

No Corrientes                                                  31.03.02              31.03.01
                                                         --------------------- ---------------------
Saldo a favor impuesto a la ganancia minima presunta                       61                    83
Impuesto a la ganancia minima presunta                                    158                     -
Credito Ley 25.413                                                          4                     -
Retenciones impuesto a las ganancias                                        1                     -
Saldo a favor impuesto a las ganancias                                      -                   152
Anticipo impuesto sobre los activos                                         -                     1
Saldo a favor impuesto sobre los activos                                    -                     4
Saldo de libre disponibilidad R.G. 4297/97                                  -                     5
Credito Ley 23.549 ahorro obligatorio                                       4                     5
                                                         --------------------- ---------------------
Total                                                                     228                   250
                                                         ===================== =====================

NOTA 5:   OTROS CREDITOS

          La composicion del rubro era la siguiente:

                                                               31.03.02              31.03.01
                                                         --------------------- ---------------------
Seguros a devengar                                                         68                   125
Gastos pagados por adelantado (Anexo G)                                     4                     5
Deudores varios                                                            81                     -
Sociedades Articulo 33 Ley 19.550 (Nota 13)                               142                     -
                                                         --------------------- ---------------------
Total                                                                     295                   130
                                                         ===================== =====================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 6:   DEUDAS SOCIALES

          La composicion del rubro era la siguiente:

                                                               31.03.02              31.03.01
                                                         --------------------- ---------------------
Sistema Integrado de Jubilac. y Pensiones                                   6                     8
C.A.S.F.E.C. a pagar                                                        1                     1
Obra social a pagar                                                         3                     3
Provision para gratificaciones                                             39                    86
Provision para S.A.C. y cargas sociales                                    13                    17
Prov. para honorarios directores y sindicos                               150                    34
                                                         --------------------- ---------------------
Total                                                                     212                   149
                                                         ===================== =====================

NOTA 7:   DEUDAS FISCALES

          La composicion del rubro era la siguiente:

                                                                31.03.02             31.03.01
                                                           ------------------- ---------------------
Imp. a las ganancias - retenciones a pagar                                  9                    11
                                                           ------------------- ---------------------
Total                                                                       9                    11
                                                           =================== =====================

NOTA 8:   OTRAS DEUDAS

          La composicion del rubro era la siguiente:

Corrientes                                                     31.03.02              31.03.01
                                                         --------------------- ---------------------
Acreedores varios (Anexo G)                                               246                    17
Provision para gastos (Nota 13 y Anexo G)                               1.119                   389
Deposito en Garantia de Directores                                          3                     4
                                                         --------------------- ---------------------
Total                                                                   1.368                   410
                                                         ===================== =====================

No Corrientes                                                  31.03.02              31.03.01
                                                         --------------------- ---------------------
Deposito en Garantia de Directores                                          3                     4
                                                         --------------------- ---------------------
Total                                                                       3                     4
                                                         ===================== =====================


Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 9:   ESTADO DEL CAPITAL SOCIAL

          Al 31 de marzo de 2002, el estado del capital social era el siguiente:

          ==================================================================================================
                                                                      Aprobado por
                                                             -------------------------------
                 Capital         Valor nominal  Reexpresado      Organo          Fecha         Fecha de
                                                 en moneda                                  inscripcion en
                                                 constante                                    el Registro
                                                                                              Publico de
                                                                                               Comercio
          --------------------------------------------------------------------------------------------------
          Suscripto, emitido,                                   Asamblea       16.05.00
          integrado e inscripto      1.092.407     1.466.934 extraordinaria   24.07.00 y       09.08.00
                                                               Directorio      26.07.00
                                 ----------------------------
          Total                      1.092.407     1.466.934
          ==================================================================================================

NOTA 10:  RESULTADOS FINANCIEROS Y POR TENENCIA

          La composicion del rubro era la siguiente:

                                                                        31.03.02              31.03.01
                                                                  ---------------------  --------------------
          Generados por activos:
          Intereses
             Por depositos a plazo fijo (*)                                     679                   129
             Por depositos en ctas. ctes. especiales (*)                         70                     3
             Por titulos publicos                                                 2                     -
             Otros                                                                1                     -
          Renta por fondos comunes de inversion                                   -                    28
          Desvalorizacion  depositos  a plazo fijo y ctas.  ctes.
          especiales (Anexo E)                                              (99.815)                     -
          Diferencia de cambio                                              107.164                      -
          Resultado por exposicion a la inflacion                           (33.615)                     -
          Generados por pasivos:
          Diferencia de cambio                                                 (483)                     -
          Resultado por exposicion a la inflacion                               425                      -
                                                                  --------------------   ---------------------
          Total de resultados financieros - (Perdida) / Ganancia            (25.572)                   160
                                                                  =====================  ====================

(*) Saldos netos de eliminaciones correspondientes a operaciones realizadas con sociedades incluidas en el Articulo 33 de la Ley 19.550. Ver Nota 13.

NOTA 11:  PLAZOS ESTIMADOS DE CREDITOS, INVERSIONES Y DEUDAS

          La composicion de los creditos, inversiones y deudas segun el plazo estimado de cobro o pago al 31 de marzo de 2002 era la siguiente:

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 11:  (Continuacion)

====================================================================================================
                           Creditos      Otros    Inversiones    Deudas      Deudas       Otras
                           fiscales    creditos                 Sociales    Fiscales      Deudas
----------------------------------------------------------------------------------------------------
1er. Trimestre                    469         144       26.396         130           9          757
2do. Trimestre                      7           -         -              -           -          251
3er. Trimestre                      -         150         -             13           -            -
4to. Trimestre                      -           1         -             30           -            3
A mas de un ano                   224           -       30.192           -           -            3
                          --------------------------------------------------------------------------
Subtotal a vencer                 700         295       56.588         173           9        1.014
                          --------------------------------------------------------------------------
Sin plazo establecido               4           1    1.421.409          39           -          357
De plazo vencido                    -           -          -             -           -            -
                          --------------------------------------------------------------------------
Total                             704         296    1.477.997         212           9        1.371
                          --------------------------------------------------------------------------
No devengan interes               704          73    1.417.388         212           9        1.371
A tasa fija                         -         223       60.609           -           -            -
----------------------------------------------------------------------------------------------------
Total                             704         296    1.477.997         212           9        1.371
====================================================================================================

NOTA 12:  PARTICIPACION EN OTRAS SOCIEDADES

          El detalle de las inversiones permanentes era el siguiente:

====================================================================================================
                                            al 31.03.02
----------------------------------------------------------------------------------------------------
  Sociedad emisora             Acciones                  Participacion         Actividad   V/N por
                                                       Porcentual sobre        Principal    accion
                      --------------------------------------------------------
                                                                    Votos
                           Tipo       Cantidad    Capital Total   Posibles
----------------------------------------------------------------------------------------------------
Banco de Galicia y     Ordinarias
                        clase "A"             101                                             0,001
Buenos Aires S.A.      Ordinarias                                              Financiera
                        clase "B"     438.599.602                                             0,001
                      --------------------------------------------------------
                          Total       438.599.703    93,585537%    93,585542%
----------------------------------------------------------------------------------------------------
Net Investment S.A.    Ordinarias          10.500        87,50%        87,50%  Financiera     0,001
                                                                                  y de
                                                                               inversion
----------------------------------------------------------------------------------------------------
Sudamericana Holding   Ordinarias          31.302                                            0,001
S.A.                   clase "A"
                       Ordinarias
                        clase "B"          41.735                             Inversora      0,001
                      --------------------------------------------------------
                          Total            73.037    87,500899%    87,500899%
----------------------------------------------------------------------------------------------------
                                                                               Emisora de
                                                                                cert. de
                                                                                 dep. Y
Galicia Warrants S.A.  Ordinarias         175.000        87,50%        87,50%   warrants      0,001
====================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 12:  (Continuacion)

====================================================================================================
                                            al 31.03.01
----------------------------------------------------------------------------------------------------
  Sociedad emisora             Acciones                  Participacion         Actividad  V/N por
                                                       Porcentual sobre        Principal   accion
                      --------------------------------------------------------
                                                                    Votos
                           Tipo       Cantidad    Capital Total   Posibles
----------------------------------------------------------------------------------------------------
Banco de Galicia y     Ordinarias             101                                             0,001
                        clase "A"                                             Financiera
Buenos Aires S.A.      Ordinarias
                        clase "B"     438.120.409                                             0,001
                      --------------------------------------------------------
                          Total       438.120.510     93,48329%     93,48330%
----------------------------------------------------------------------------------------------------
                                                                              Financiera
                                                                                 y de
Net Investment S.A.    Ordinarias          10.500        87,50%        87,50% inversion       0,001
----------------------------------------------------------------------------------------------------
Sudamericana Holding   Ordinarias
S.A.                    clase "A"          31.302    37,500899%    37,500899%  Inversora      0,001
----------------------------------------------------------------------------------------------------
BtoB Comercial S.A.    Ordinarias           3.000           25%           25%  Servicios      0,001
====================================================================================================

          La  situacion   patrimonial  y  los   resultados  de  las   sociedades
          controladas eran los siguientes:

====================================================================================================
                    Situacion Patrimonial                                Sociedad emisora
                         al 31.03.02
                                                               -------------------------------------
                                                                Banco de Galicia
                                                                 y Buenos Aires    Net Investment
                                                                      S.A.              S.A.
----------------------------------------------------------------------------------------------------
Activo                                                              18.130.745            7.589
Pasivo                                                              16.675.366              237
Patrimonio Neto                                                      1.455.379            7.352
Resultado del periodo de tres meses finalizado el 31.03.02         (1.280.092)            (273)
====================================================================================================

====================================================================================================
                                                                                  Sociedad emisora
                                                                                 -------------------
                             Situacion Patrimonial                                Galicia Warrants
                                 al 31.01.02(*)                                         S.A.
----------------------------------------------------------------------------------------------------
Activo                                                                                     4.213
Pasivo                                                                                       867
Patrimonio Neto                                                                            3.346
Resultado del periodo de tres meses finalizado el 31.01.02                                   146
====================================================================================================

(*)  Ver Nota 2.c.2.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 12:  (Continuacion)

====================================================================================================
                                                                                  Sociedad emisora
                                                                                 -------------------
                             Situacion Patrimonial                                  Sudamericana
                                 al 31.12.01(*)                                     Holding S.A.
----------------------------------------------------------------------------------------------------
Activo                                                                                    24.497
Pasivo                                                                                     1.043
Patrimonio Neto                                                                           23.454
Resultado del periodo de tres meses finalizado el 31.12.01                                 2.766
====================================================================================================

(*)  Ver Nota 2.c.2.


====================================================================================================
                                                                         Sociedad emisora
                                                                ------------------------------------
                                                                 Banco de Galicia
                     Situacion Patrimonial                        y Buenos Aires    Net Investment
                          Al 31.03.01                                  S.A.              S.A.
----------------------------------------------------------------------------------------------------
Activo                                                               19.880.866          5.656
Pasivo                                                               18.048.065            436
Patrimonio Neto                                                       1.832.801          5.220
Resultado del periodo de tres meses finalizado el 31.03.01               72.184          (572)
====================================================================================================

          La situacion patrimonial y los resultados de las sociedades vinculadas eran los siguientes:

===================================================================================================
                                                                       Sociedad emisora
                                                              -------------------------------------
                    Situacion Patrimonial                        Sudamericana     BtoB Comercial
                         al 31-12-00                             Holding S.A.          S.A.
---------------------------------------------------------------------------------------------------
Activo                                                                  2.800            31.620
Pasivo                                                                    526            21.788
Patrimonio Neto                                                         2.274             9.832
Resultado del periodo de seis meses finalizado el 31.12.00               (26)          (11.963)
===================================================================================================

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 13:  SOCIEDADES ART. 33 LEY 19.550

          Los estados contables incluyen los siguientes saldos significativos correspondientes a operaciones realizadas con Banco de Galicia y Buenos Aires S.A. y sus subsidiarias:

Banco de Galicia y Buenos Aires S.A.                          31.03.02               31.03.01
                                                       ----------------------- ---------------------
ACTIVO
Bancos - cuenta corriente (Nota 3 y Anexo G)                              475                    23
Inversiones - plazos fijos (Anexos C y G)                                   -                38.869
Inversiones - ctas. ctes. especiales (Anexos C y G)                    22.048                   934
                                                       ----------------------- ---------------------
Total                                                                  22.523                39.826
                                                       ======================= =====================

PASIVO
Otras deudas - provision para gastos (Nota 8)                             174                    38
                                                       ----------------------- ---------------------
Total                                                                     174                    38
                                                       ======================= =====================

INGRESOS
Rdos. Financieros - int. plazos fijos (Nota 10)                             -                 1.971
Rdos. Financieros - int. ctas. ctes. especiales (Nota
10)                                                                       201                    39
                                                       ----------------------- ---------------------
Total                                                                     201                 2.010
                                                       ======================= =====================

EGRESOS
Gastos de administracion (Anexo H)
  Honorarios por servicios                                                  -                   71
  Alquiler marca                                                          141                  168
  Gastos bancarios                                                          1                    1
  Gastos generales                                                         14                  181
                                                       ----------------------- ---------------------
Total                                                                     156                  421
                                                       ======================= =====================


Banco Galicia Uruguay S.A.                                    31.03.02               31.03.01
                                                        ---------------------- ---------------------
ACTIVO
Inversiones - plazos fijos (*) (Anexos C y G)                           8.645                     -

Inversiones - ctas. ctes. especiales (*) (Anexos C y G)               125.383                     -
                                                        ---------------------- ---------------------
Total                                                                 134.028                     -
                                                        ====================== =====================

INGRESOS
Rdos. Financieros - int. plazos fijos (Nota 10)                           668                     -
Rdos. Financieros - int. ctas. ctes. especiales (Nota
10)                                                                        57                     -
                                                        ---------------------- ---------------------
Total                                                                     725                     -
                                                        ====================== =====================

(*)  No incluye prevision por riesgo de desvalorizacion.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 13:  (Continuacion)

Galicia Warrants S.A.                                         31.03.02               31.03.01
                                                       ----------------------- ---------------------
ACTIVO
Otros creditos - Sociedades Articulo 33 Ley 19.550
(Nota 5)                                                                  142                     -
                                                       ----------------------- ---------------------
Total                                                                     142                     -
                                                       ======================= =====================

INGRESOS
Resultados financieros - Intereses ganados                                  2                     -
                                                       ----------------------- ---------------------
Total                                                                       2                     -
                                                       ======================= =====================

NOTA 14:  RESTRICCIONES A LA DISTRIBUCION DE UTILIDADES

          Al 31 de marzo de 2002 la Sociedad no posee restricciones a la distribucion de resultados no asignados, excepto por las establecidas en la Ley de Sociedades Comerciales y la Resolucion Nro. 368/2001 de la Comision Nacional de Valores respecto a la constitucion de la Reserva Legal por el 5% del resultado del ejercicio hasta el 20% del capital social (ver Nota 10 a los estados contables consolidados).

NOTA 15:  ADQUISICION DE INVERSIONES PERMANENTES

          Con fecha 27 de diciembre de 2000, Sudamericana Holding S.A. celebro una Asamblea General Ordinaria Unanime, en la cual se resolvio llevar a cabo un aumento de capital, el cual fue integramente suscripto por Grupo Financiero Galicia S.A. y Banco de Galicia y Buenos Aires S.A..

          De acuerdo a lo mencionado, Grupo Financiero Galicia S.A. era titular del 37,50% de la tenencia accionaria y de los votos de Sudamericana Holding S.A. y Banco de Galicia y Buenos Aires S.A. del 12,50%.

          Esta suscripcion fue aprobada por la Comision Nacional de Defensa de la Competencia el 21 de agosto de 2001.

          En el mes de septiembre de 2001, Grupo Financiero Galicia S.A. compro a Hartford Life International Ltd. (U.S.A.) y Hartford Life Ltd. (Bermuda) el 50% del capital social y de los votos de Sudamericana Holding S.A.. Por lo tanto, el nuevo porcentaje de participacion de Grupo Financiero Galicia S.A. en dicha sociedad es del 87,50%.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 15:  (Continuacion)

          Con fecha 10 de diciembre de 2001, la Comision Nacional de Defensa de la Competencia, se expidio sobre la compra antes mencionada, aclarando que no requiere una nueva notificacion en los terminos del art. 8 de la Ley 25.156.

          Adicionalmente, con fecha 30 de agosto de 2001 se efectivizo la compra por parte de Grupo Financiero Galicia S.A. de 175.000 acciones ordinarias escriturales representativas del 87,50% del capital social y de los votos de Galicia Warrants S.A., mientras que el 12,50% restante pertenece a Banco de Galicia y Buenos Aires S.A..

NOTA 16:  HECHOS RELEVANTES POSTERIORES AL CIERRE DE LOS ESTADOS CONTABLES

          Con fecha 11 de abril de 2002, se efectivizo la compra, por parte de Grupo Financiero Galicia S.A., de 8 unidades funcionales del edificio ubicado en Maipu 241 - Ciudad Autonoma de Buenos Aires, sede de Galicia Retiro Cia. de Seguros S.A. por la suma de $ 1.817, como consecuencia del compromiso asumido por dicha sociedad con Hartford Life International Ltd. y Hartford Life Ltd., y mediante la liberacion de las garantias otorgadas por estas ultimas a favor de Grupo Financiero Galicia S.A. conforme a lo pactado en el contrato de compraventa de acciones de Sudamericana Holding S.A. suscripto con fecha 7 de septiembre de 2001.

          Con fecha 3 de junio de 2002 se celebro la Asamblea General Ordinaria que, entre otros temas, aprobo destinar a Reserva Legal y Reserva Facultativa las sumas de $ 8.061 y $ 154.427, respectivamente.

          De acuerdo con lo mencionado en la Nota 1 a los presentes estados contables, Banco Galicia Uruguay S.A. se encuentra llevando a cabo un proceso de reprogramacion de depositos. Dicho proceso consiste en la restitucion a cada uno de los ahorristas de la suma que resulte igual al 3% calculado sobre la suma total del deposito respectivo, en efectivo, y el saldo restante sera instrumentado mediante certificados de deposito a plazo fijo transferibles u obligaciones negociables simples a ser emitidas por Banco Galicia Uruguay S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 16:  (Continuacion)

          Como consecuencia de ello, con fecha 4 de julio de 2002 la Sociedad aprobo una propuesta mediante la cual recibira, a cambio de las inversiones por miles de U$S 46.366 que poseia en dicha entidad al 31 de mayo de 2002, miles de U$S 1.391 en efectivo y miles de U$S 44.975 en obligaciones negociables simples.

          Adicionalmente, con fecha 26 de julio de 2002 la Sociedad celebro un convenio con Banco Galicia Uruguay S.A. por el cual se obliga a canjear en forma irrevocable miles de U$S 43.000 de las obligaciones negociables simples por obligaciones negociables subordinadas, a dichas obligaciones simples, por igual monto.

          En julio de 2002, se recibio una nota del Nasdaq por la que se informaba que el Nasdaq Staff Determination habia observado, la ausencia de opinion en el Informe del Auditor correspondiente a los estados contables por el ejercicio economico finalizado el 31 de diciembre de 2001 agregados al Formulario 20-F de la Securities & Exchange Comission, como asi tambien que no se habia realizado la adaptacion a los Principios de Contabilidad Generalmente Aceptados en los Estados Unidos de Norteamerica (US GAAP). Ante esta situacion, y para evitar que los American Depositary Shares (ADR) fuesen retirados de cotizacion en el Nasdaq National Market, Grupo Financiero Galicia S.A., en ejercicio de su derecho conforme a las Reglas de Mercado del Nasdaq, solicito una audiencia ante el Nasdaq Listing Qualifications Panel para rever la decision del Nasdaq Staff Determination, lo cual suspendio automaticamente el retiro de la cotizacion hasta que recaiga la decision definitiva. La audiencia prevista, conforme a las reglas del Nasdaq, se llevo a cabo el 8 de agosto de 2002, y en dicha reunion los representantes de la Sociedad plantearon que las dificultades originadas en la crisis economica por la que atravesaba nuestro pais, habian impedido la confeccion de la informacion solicitada de acuerdo a las normas vigentes, por lo cual se gestiono el otorgamiento de plazos adicionales que permitieran cumplimentar la totalidad de los requerimientos. Posteriormente, se solicito que se transfiriera la cotizacion de nuestros ADR's al SmallCap Market del Nasdaq, que es un mercado que opera segun las mismas normas y utiliza el mismo sistema electronico de hacedores de mercado.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                  Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 16:  (Continuacion)

          El 9 de septiembre de 2002, se recibio la respuesta del Nasdaq en la cual se informaba que se habian concedido los plazos solicitados en la audiencia, por lo que se debia presentar hasta el 20 de septiembre de 2002, la opinion del Auditor Externo sobre los estados contables confeccionados de acuerdo a las normas contables locales, el cual se presento el 18 de septiembre de 2002, y hasta el 2 de diciembre de 2002 la reconciliacion de dichos estados segun las normas contables de los EE.UU.. Adicionalmente informaron que a partir del 13 de septiembre de 2002, los ADR's cotizarian en el Nasdaq SmallCap Market bajo el simbolo "GGAEC".

          Entre el 1(degree)de abril y el 2 de octubre de 2002, la Sociedad ha efectuado nuevos aportes irrevocables en efectivo a Net Investment S.A. por $ 2.089.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
                                  Bienes de Uso
Correspondientes al periodo de tres meses iniciado el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

                                                                         Anexo A

====================================================================================================================================
                                         VALOR DE ORIGEN                                        DEPRECIACIONES
                         -----------------------------------------------------------------------------------------------------------
                                                                                                        Del periodo
                                                                                                    --------------------
    Cuenta Principal      Al inicio    Aumentos      Bajas     Al cierre   Acumuladas      Bajas    Alicuota   Monto     Acumuladas
                             del                                  del         al                        %                 al cierre
                          Ejercicio                             periodo      inicio
------------------------------------------------------------------------------------------------------------------------------------
Inmuebles                       444           -          -           444           10          -           2       2             12
------------------------------------------------------------------------------------------------------------------------------------
Rodados                          72           -          -            72            9          -          20       4             13
------------------------------------------------------------------------------------------------------------------------------------
Sistemas y equipos de           312           5          9           308           61          2          20      15             74
computacion
------------------------------------------------------------------------------------------------------------------------------------
Mobiliario e                    122           1          -           123           24          -          20       6             30
instalaciones
------------------------------------------------------------------------------------------------------------------------------------
Total al 31.03.02               950           6          9           947         104           2                  27            129
====================================================================================================================================


=====================================================
                            Neto           Neto
                         Resultante     Resultante
    Cuenta Principal     al 31.03.02    al 31.03.01
-----------------------------------------------------
Inmuebles                        432            441
-----------------------------------------------------
Rodados                           59             24
-----------------------------------------------------
Sistemas y equipos de            234            248
computacion
-----------------------------------------------------
Mobiliario e                      93            113
instalaciones
-----------------------------------------------------
Total al 31.03.02                818            826
=====================================================

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                     T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                               Activos Intangibles
Correspondiente al periodo de tres meses iniciado el 1(degree) de enero de 2002
                      y finalizado al 31 de marzo de 2002
              Comporotiro con igal periodo del ejercicio anterior
                      (cifras expresadas en miles de pesos)
                                                                        Annexo B

===================================================================================================================================
                                          VALOR DE ORIGEN                                       AMORTIZACIONES
                                                                                                  Del Periodo
                                                                                                --------------
                          ---------------------------------------------------------------------------------------------------------
    Cuenta Principal       Al inicio   Aumentos      Bajas     Al cierre    Acumuladas     Bajas   Alicuota    Monto    Acumuladas
                              del                                 del          al                     %                 al cierre
                           ejercicio                            periodo       inicio
-----------------------------------------------------------------------------------------------------------------------------------
Logotipo                          34          -          -           34              8         -         20        1             9
-----------------------------------------------------------------------------------------------------------------------------------
Llave de negocio              14.273          -          -       14.273          1.976         -         20      714         2.690
-----------------------------------------------------------------------------------------------------------------------------------
Saldo al 31.03.02             14.307          -          -       14.307          1.984         -                 715         2.699
===================================================================================================================================


========================================================
                               Neto            Neto
                            Resultante      Resultante
    Cuenta Principal        al 31.03.02     al 31.03.01
--------------------------------------------------------
Logotipo                             25              31
--------------------------------------------------------
Llave de negocio                 11.583           5.707
--------------------------------------------------------
Saldo al 31.03.02                11.608           5.738
========================================================

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                    T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                                   Inversiones
              Participacion en Otras Sociedades y Otras Inversiones
                Balance Trimestral al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

                                                                         Anexo C

==================================================================================================


           Emision y caracteristicas de los valores             Valor registrado      Valor
                                                                  Al 31.03.02       registrado
                                                                                   al 31.03.01
--------------------------------------------------------------------------------------------------
Inversiones Corrientes
Ctas. ctes. especiales (Nota 13 y Anexo G)
                                                                       22.048(*)           934(*)
Letras del Tesoro (LE. BCRA) (Anexo G)
                                                                        4.348(*)                -
Plazos fijos (Nota 13 y Anexo G)
                                                                               -        38.869(*)
                                                                ----------------------------------
Total Inversiones Corrientes                                           26.396           39.803
==================================================================================================

(*)  incluye intereses devengados.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                   T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                                   Inversiones
              Participacion en Otras Sociedades y Otras Inversiones
                Balance Trimestral al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

                                                                 Anexo C (cont.)

====================================================================================================================================
Emision y caracteristicas     Clase       Valor      Cantidad    Valor de     Valor de       Valor          Valor          Valor
      de los valores                      nominal                  costo     Cotizacion    Patrimonial    registrado     registrado
                                                                             al 31.03.02   Proporcional   al 31.03.02    Al 31.03.01
                                                                             por accion    al 31.03.02
------------------------------------------------------------------------------------------------------------------------------------
Inversiones No Corrientes

Cta. cte. especial
(Anexos E y G)                                                                                               2.206(*)            -
Plazo fijo (Anexos E y G)
                                                                                                            32.007(*)            -
Banco de  Galicia y        Ordinarias
Buenos Aires S.A.          clase "A"        0,001          101
                           Ordinarias
                           clase "B"        0,001  438.599.602                  0,0009
                                                   -----------------------
                                                   438.599.703   1.567.007                  1.387.440    1.387.440        1.738.419

Net Investment S.A.        Ordinarias       0,001       10.500          13           -
                           Aportes
                           irrevocables                              7.377                      6.496        6.496            4.567

BtoB Comercial S.A.                                                                                 -            -              568

Sudamericana Holding S.A.  Ordinarias
                           clase "A"        0,001       31.302                       -
                           Ordinarias
                           clase "B"        0,001       41.735                       -
                                                    ---------------------
                                                        73.037      20.112
                           Aportes
                           irrevocables                              6.043                     20.524       20.524            7.716

Galicia Warrants S.A.      Ordinarias       0,001      175.000       7.209           -          2.928        2.928                -

                           ---------------------------------------------------------------------------------------------------------
Total Inversiones No                                             1.607.761                  1.417.388     1.451.601       1.751.270
Corrientes
====================================================================================================================================

====================================================================================================================================
                                                                       INFORMACION SOBRE EL EMISOR
                                          ------------------------------------------------------------------------------------------
                                                                      ULTIMO ESTADO CONTABLE (Nota 12)
                                          ------------------------------------------------------------------------------------------
Emision y caracteristicas     Clase         Actividad principal     Fecha     Capital     Resultados     Patrimonio         %
      de los valores                                                          Social                        Neto      participacion
                                                                                                                         sobre el
                                                                                                                      capital social
------------------------------------------------------------------------------------------------------------------------------------
Inversiones No Corrientes

Cta. cte. especial
(Anexos E y G)
Plazo fijo (Anexos E y G)

Banco de  Galicia y        Ordinarias
Buenos Aires S.A.          clase "A"
                           Ordinarias
                           clase "B"

                                            Financiera             31.03.02   468.662   (1.280.092)(**)  1.455.379      93,585537%

Net Investment S.A.        Ordinarias       Financiera y de
                           Aportes          inversion              31.03.02        12         (273)(**)      7.352          87,50%
                           irrevocables

BtoB Comercial S.A.

Sudamericana Holding S.A.  Ordinarias
                           clase "A"
                           Ordinarias
                           clase "B"


                           Aportes
                           irrevocables     Inversora              31.12.01        83        6.385(***)     17.466      87,500899%

Galicia Warrants S.A.      Ordinarias       Emisora de certif.     31.01.02       200          616(#)        3.255          87,50%
                                            De dep. y warrants
                           ---------------------------------------------------------------------------------------------------------
Total Inversiones No
Corrientes
====================================================================================================================================

(*)  incluye intereses devengados.
(**) correspondientes a los periodos de tres meses finalizados el 31 de marzo de
     2002.
(***)correspondiente  al periodo de seis meses  finalizado el 31 de diciembre de
     2001.
(#)  correspondiente  al periodo  de nueve  meses  finalizado  el 31 de enero de
     2002.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                    T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                                   Previsiones
                Correspondiente al periodo de tres meses iniciado
                         el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

                                                                         Anexo E

====================================================================================================================
                                                                                                       Saldo al
                                                 Saldo al inicio      Aumentos                          cierre
                     Rubros                       del ejercicio         (*)         Disminuciones     del periodo
--------------------------------------------------------------------------------------------------------------------
Deducidas del Activo:

Por desvalorizacion - cta. cte. especial                       -         6.439                  -           6.439
Por desvalorizacion - plazo fijo                               -        93.376                  -          93.376
--------------------------------------------------------------------------------------------------------------------
Total al 31.03.02                                              -        99.815                  -          99.815
--------------------------------------------------------------------------------------------------------------------
Total al 31.03.01                                              -             -                  -               -
====================================================================================================================

(*)  Ver Nota 2.c.2. a los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                    T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
                     Activos y Pasivos en Moneda Extranjera
                Balance Trimestral al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)

                                                                         Anexo G

=======================================================================================================================
               Rubros                  Monto y clase   Cotizacion  Monto en moneda    Monto y clase   Monto en moneda
                                        de la moneda                  Argentina       de la moneda       Argentina
                                         extranjera                  al 31.03.02       extranjera       al 31.03.01
-----------------------------------------------------------------------------------------------------------------------
ACTIVO
ACTIVO CORRIENTE
Caja y bancos
Cta. Cte.                              U$S         132    2,90                  382  U$S           -                -
Inversiones
Cta. cte. especial                     U$S           -      -                     -  U$S         681              914
Plazos fijos                           U$S           -      -                     -  U$S      28.945           38.869
Letras del Tesoro                      U$S       1.500    2,90                4.348  U$S           -                -
Otros creditos
Gastos pagados por adelantado          U$S           -      -                     -  U$S           2                3
                                                                   -----------------                  -----------------
Total Activo Corriente                                                        4.730                            39.786
                                                                   -----------------                  -----------------
ACTIVO NO CORRIENTE
Inversiones
Cta. cte. especial                     U$S         761    2,90                2.206  U$S           -                -
Plazos fijos                           U$S      11.037    2,90               32.007  U$S           -                -
                                                                   -----------------                  -----------------
Total Activo No Corriente                                                    34.213                                 -
                                                                   -----------------                  -----------------
Total Activo                                                                 38.943                            39.786
                                                                   =================                  =================

PASIVO
PASIVO CORRIENTE
Otras deudas
Acreedores varios                      U$S          79    3,00                  237  U$S           1                1
Provision para gastos                  U$S         115    3,00                  345  U$S          38               51
                                                                                                      -----------------
                                                                   -----------------                  -----------------
Total Pasivo Corriente                                                          582                                52
                                                                   -----------------                  -----------------
                                                                                                      -----------------
Total Pasivo                                                                    582                                52
=======================================================================================================================

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                    T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
       Informacion requerida por el Articulo 64 inciso b) de la Ley 19.550 Correspondiente al periodo de tres meses iniciado el 1(degree) de enero de 2002 y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)

                                                                         Anexo H

=======================================================================================================================
                                                                     Total al          Gastos de         Total al
                             Rubros                                  31.03.02       Administracion       31.03.01
-----------------------------------------------------------------------------------------------------------------------
Sueldos y cargas sociales                                                      192               192              222
Gratificaciones                                                                  -                 -               39
Servicios al personal                                                            5                 5                -
Honorarios directores y sindicos                                                34                34               34
Honorarios por servicios (*)                                                 1.052             1.052              243
Depreciacion bienes de uso                                                      27                27               21
Amortizacion activos intangibles                                               715               715              348
Alquiler marca (*)                                                               9                 9               11
Gastos de papeleria y utiles                                                     2                 2                7
Expensas                                                                         4                 4                4
Gastos de representacion, movilidad y viaticos                                   2                 2                5
Gastos de rodados                                                                4                 4                3
Seguros                                                                         19                19               44
Electricidad y comunicaciones                                                   12                12                4
Impuestos, tasas y contribuciones                                               87                87                -
Gastos bancarios (*)                                                             1                 1                1
Gastos generales (*)                                                            62                62              158
                                                                 ------------------------------------------------------
Total                                                                        2.227             2.227            1.144
=======================================================================================================================

(*) Saldos netos de eliminaciones correspondientes a operaciones realizadas con sociedades incluidas en el Articulo 33 Ley 19.550. Ver Nota 13 a los estados contables.

                                       PRICE WATERHOUSE & CO.

                                ------------------------------(Socio)
     Luis Omar Oddone                                                              Abel Ayerza
         Sindico          C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1 (R.A.P.U.)     Presidente
Por Comision Fiscalizadora             Dr. I. Javier Casas Rua
                                      Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                    T(degree) 121 - F(degree) 94

   Firmado a los efectos de su identificacion con mi informe de fecha 18 de octubre de 2002.

                          Grupo Financiero Galicia S.A.
            Informacion Adicional a las Notas a los Estados Contables Correspondiente al periodo de tres meses iniciado el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)


NOTA 1:   REGIMENES JURIDICOS

          No existen regimenes juridicos especificos y significativos que impliquen decaimientos o renacimientos contingentes de beneficios previstos por dichas disposiciones.

NOTA 2:   CLASIFICACION DE LOS SALDOS DE CREDITOS Y DEUDAS

          2.1. Creditos: Ver Nota 11 a los estados contables.

          2.2. Deudas: Ver Nota 11 a los estados contables.

NOTA 3:   CLASIFICACION DE LOS CREDITOS Y DEUDAS POR SUS EFECTOS FINANCIEROS

          3.1. Creditos: Ver Notas 2.a., 2.b. y 11 a los estados contables.

          3.2. Deudas: Ver Notas 2.a., 2.b. y 11 y Anexo G a los estados contables.

NOTA 4:   PARTICIPACION EN SOCIEDADES DEL ART. 33 LEY 19.550

          Ver Notas 11, 12, 13, 15 y 16 y Anexo C a los estados contables.

NOTA 5:   CREDITOS O PRESTAMOS CON DIRECTORES O SINDICOS

          Al 31 de marzo de 2002 y 2001, no existian creditos o prestamos contra
          directores  o  sindicos  y  sus  parientes   hasta  el  segundo  grado
          inclusive.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
    Informacion Adicional a las Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)


NOTA 6:   INVENTARIO FISICO DE BIENES DE CAMBIO

          Al 31 de marzo de 2002 y 2001, la Sociedad no poseia bienes de cambio.


NOTA 7:   BIENES DE USO

          Ver Anexo A a los estados contables.

          a) Al 31 de marzo de 2002 y 2001, no existian bienes de uso revaluados tecnicamente.
          b) Al 31 de marzo de 2002 y 2001, no existian bienes de uso obsoletos que tengan valor contable.
          c) Al 31 de marzo de 2002 y 2001, el criterio seguido para determinar el valor recuperable de los bienes de uso es su valor de utilizacion economica, determinado por la posibilidad de absorber las depreciaciones con los resultados de la compania.


NOTA 8:   SEGUROS

          Al 31 de marzo de 2002 y 2001, el detalle de seguros contratados por los bienes de uso era el siguiente:


          ================ ========================================= ============ ============ =============
              Bienes                                                    Monto      Valor de      Valor de
            asegurados                 Riesgo cubierto                asegurado    libros al    libros al
                                                                                   31.03.02      31.03.01
          ---------------- ----------------------------------------- ------------ ------------ -------------
             Rodados       Responsabilidad  civil,  incendio total,
                           robo/hurto y dano total                       50           59            24
          ================ ========================================= ============ ============ =============


NOTA 9:   PREVISIONES

          Ver Anexo E a los estados contables.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
    Informacion Adicional a las Notas a los Estados Contables (Continuacion)
                      (cifras expresadas en miles de pesos)


NOTA 10:  CONTINGENCIAS

          Al 31 de marzo de 2002 y 2001, no existian situaciones contingentes con un elevado grado de probabilidad de ocurrencia que no se hayan contabilizado.


NOTA 11:  ADELANTOS IRREVOCABLES A CUENTA DE FUTURAS SUSCRIPCIONES

          Al 31 de marzo de 2002 y 2001, no existian aportes irrevocables a cuenta de futuras suscripciones.


NOTA 12:  DIVIDENDOS DE ACCIONES PREFERIDAS

          Al 31 de marzo de 2002 y 2001, no existian dividendos acumulativos impagos de acciones preferidas.


NOTA 13:  RESERVA LEGAL

          Ver Notas 14 y 16 a los estados contables.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
             Declaracion del Directorio Complementaria y Aclaratoria Correspondiente al periodo de tres meses iniciado el 1(degree) de enero de 2002
                      y finalizado el 31 de marzo de 2002.
              Comparativo con igual periodo del ejercicio anterior.
                      (cifras expresadas en miles de pesos)


En cumplimiento de lo dispuesto en las normas sobre documentacion contable del Reglamento de la Bolsa de Comercio de Cordoba, se presenta la siguiente informacion complementaria y aclaratoria:

A. Activos Corrientes:

     a)   Creditos:

               1)   Ver Nota 11 a los estados contables.
               2)   Ver Notas 4, 5 y 11 a los estados contables.
               3) Al 31 de marzo de 2002 y 2001, la Sociedad no constituyo previsiones.

     b)   Bienes de cambio:
               Al 31 de marzo de 2002 y 2001, la Sociedad no poseia bienes de cambio.

B. Activos No Corrientes:

     a)   Creditos:
               Al 31 de marzo de 2002 y 2001, la Sociedad no constituyo previsiones.

     b)   Bienes de cambio:
               Al 31 de marzo de 2002 y 2001, la Sociedad no poseia bienes de cambio.

     c)   Inversiones:
               Ver Nota 12 y Anexo C a los estados contables.

     d)   Bienes de uso:
               1) Al 31 de marzo de 2002 y 2001, no existian bienes de uso revaluados tecnicamente.
               2) Al 31 de marzo de 2002 y 2001, no existian bienes de uso obsoletos que tengan valor contable.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
     Declaracion del Directorio Complementaria y Aclaratoria (Continuacion)
                      (cifras expresadas en miles de pesos)


     e)   Bienes intangibles:

               1)   Ver Nota 2.e. y Anexo B a los estados contables.
               2)   Al 31 de marzo de 2002 y 2001, no existian cargos diferidos.

C. Pasivos Corrientes:

     a)   Deudas:
               1)   Ver Nota 11 a los estados contables.
               2)   Ver Nota 11 a los estados contables.

D. Previsiones:

     Ver Anexo E a los estados contables.

E. Activos y Pasivos en moneda extranjera:

     Ver Nota 2.b. y Anexo G a los estados contables.

F. Patrimonio neto:

     1) Al 31 de marzo de 2002 y 2001, no existia la cuenta Adelantos Irrevocables a Cuenta de Futuras Emisiones.
     2) Al 31 de marzo de 2002 y 2001, no existia ni se ha desafectado una reserva de revaluo tecnico.

G. Varios:

     1) La Sociedad tiene como objeto la actividad financiera y de inversion, por lo tanto, no tiene la limitacion del Articulo 31 de la Ley 19.550 en cuanto a la participacion en otras sociedades.
     2) Al 31 de marzo de 2002 (ver Notas 5 y 13), mientras que al 31 de marzo de 2001, la Sociedad no poseia creditos correspondientes a operaciones realizadas con sociedades controladas o vinculadas.
     3) Al 31 de marzo de 2002 y 2001, no existian creditos o prestamos contra directores o sindicos o miembros del consejo de vigilancia y sus parientes hasta el segundo grado inclusive.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
     Declaracion del Directorio Complementaria y Aclaratoria (Continuacion)
                      (cifras expresadas en miles de pesos)


     4)   Ver Notas 11 y 13 a los estados contables.
     5) Al 31 de marzo de 2002 y 2001, el detalle de seguros contratados por los bienes de uso era el siguiente:


          ================ ========================================= ============ ============ =============
              Bienes                                                    Monto      Valor de      Valor de
            asegurados                 Riesgo cubierto                asegurado    libros al    libros al
                                                                                   31.03.02      31.03.01
          ---------------- ----------------------------------------- ------------ ------------ -------------
              Rodados      Responsabilidad  civil,  incendio total,
                           robo/hurto y dano total                       50           59            24
          ================ ========================================= ============ ============ =============


     6) Al 31 de marzo de 2002 y 2001, no existian situaciones contingentes con un grado elevado de probabilidad de ocurrencia que no se hayan contabilizado.
     7) Al 31 de marzo de 2002 y 2001, la Sociedad no poseia creditos y deudas que contengan intereses o actualizaciones implicitas.

En los presentes estados contables se ha dado cumplimiento a lo dispuesto en el Articulo 65 de la Ley 19.550.


Ciudad Autonoma de Buenos Aires, 18 de octubre de 2002.


                                                         Abel Ayerza
                                                         Presidente


Inicialado a efectos de su identificacion
con nuestro informe de fecha 18 de octubre de 2002.        Luis Omar Oddone
PRICE WATERHOUSE & CO.                                          Sindico
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1             Por Comision Fiscalizadora

                          Grupo Financiero Galicia S.A.
                Resena Informativa al 31 de marzo de 2002 y 2001
                      (cifras expresadas en miles de pesos)


El resultado del periodo de tres meses finalizado el 31 de marzo de 2002, arrojo una perdida de $ 1.223.350. La misma se ha generado, principalmente, como consecuencia de la valuacion de la participacion en Banco de Galicia y Buenos
Aires S.A., la cual, tal como se expone en el Estado de Resultados de la Sociedad, constituyo la principal fuente de resultados.

La estrategia de Grupo Financiero Galicia S.A. es establecerse como una empresa lider en la prestacion integral de servicios financieros y simultaneamente continuar consolidando la posicion de Banco de Galicia y Buenos Aires S.A., como una de las empresas lideres en la Argentina, complementando las operaciones y negocios de este a traves de participaciones en sociedades y emprendimientos, existentes o a crearse, con objetivos vinculados a la actividad financiera como se la entiende en la economia moderna.

En otro orden de cosas, cabe destacar que el 3 de junio de 2002 se realizo la Asamblea General Ordinaria que, entre otros temas, aprobo destinar a Reserva Legal la suma de $ 8.061, a Reserva Facultativa la suma de $ 154.427 y a ejercicio siguiente $ 18.

En julio de 2002, se recibio una nota del Nasdaq por la que se informaba que el Nasdaq Staff Determination habia observado, la ausencia de opinion en el Informe del Auditor correspondiente a los estados contables por el ejercicio economico finalizado el 31 de diciembre de 2001 agregados al Formulario 20-F de la Securities & Exchange Comission, como asi tambien que no se habia realizado la adaptacion a los Principios de Contabilidad Generalmente Aceptados en los Estados Unidos de Norteamerica (US GAAP). Ante esta situacion, y para evitar que los American Depositary Shares (ADR) fuesen retirados de cotizacion en el Nasdaq National Market, Grupo Financiero Galicia S.A., en ejercicio de su derecho conforme a las Reglas de Mercado del Nasdaq, solicito una audiencia ante el Nasdaq Listing Qualifications Panel para rever la decision del Nasdaq Staff Determination, lo cual suspendio automaticamente el retiro de la cotizacion hasta que recaiga la decision definitiva.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
         Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)


La audiencia prevista, conforme a las reglas del Nasdaq, se llevo a cabo el 8 de agosto de 2002, y en dicha reunion los representantes de la Sociedad plantearon que las dificultades originadas en la crisis economica por la que atravesaba nuestro pais, habian impedido la confeccion de la informacion solicitada de acuerdo a las normas vigentes, por lo cual se gestiono el otorgamiento de plazos adicionales que permitieran cumplimentar la totalidad de los requerimientos. Posteriormente, se solicito que se transfiriera la cotizacion de nuestros ADR's al SmallCap Market del Nasdaq, que es un mercado que opera segun las mismas normas y utiliza el mismo sistema electronico de hacedores de mercado.

El 9 de septiembre de 2002, se recibio la respuesta del Nasdaq en la cual se informaba que se habian concedido los plazos solicitados en la audiencia, por lo que se debia presentar hasta el 20 de septiembre de 2002, la opinion del Auditor Externo sobre los estados contables confeccionados de acuerdo a las normas contables locales, el cual se presento el 18 de septiembre de 2002, y hasta el 2 de diciembre de 2002 la reconciliacion de dichos estados con las normas contables de los EE.UU.. Adicionalmente informaron que a partir del 13 de septiembre de 2002, los ADR's cotizarian en el Nasdaq SmallCap Market bajo el simbolo "GGAEC".

Con fecha 4 de julio de 2002, la Sociedad aprobo una propuesta de Banco Galicia Uruguay S.A., mediante la cual recibira, a cambio de las inversiones por miles de U$S 46.366 que poseia en dicha entidad al 31 de mayo de 2002, miles de U$S
1.391 en efectivo y miles de U$S 44.975 en obligaciones negociables simples. Adicionalmente, con fecha 26 de julio de 2002 la Sociedad celebro un convenio con dicha entidad por el cual se obliga a canjear en forma irrevocable miles de U$S 43.000 de las obligaciones negociables simples por obligaciones negociables subordinadas, a dichas obligaciones simples, por igual monto.

Con relacion al contexto economico en el cual se desempeno la compania, remitimos, a merito de brevedad, a la Nota 1 a los presentes estados contables.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
         Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)

                             ESTRUCTURA PATRIMONIAL
                                    31.03.02           31.03.01            31.03.00
                                -----------------  ------------------  ------------------

Activo Corriente                          28.276              40.122                   4
Activo No Corriente                    1.464.256           1.758.085             804.363
                                -----------------  ------------------  ------------------
Total del Activo                       1.492.532           1.798.207             804.367
                                =================  ==================  ==================

Pasivo Corriente                           1.589                 570               2.037
Pasivo No Corriente                            3                   4                   4
                                -----------------  ------------------  ------------------
Sub-total                                  1.592                 574               2.041
                                -----------------  ------------------  ------------------
Patrimonio Neto                        1.490.940           1.797.633             802.326
                                -----------------  ------------------  ------------------
Total                                  1.492.532           1.798.207             804.367
                                =================  ==================  ==================

                            ESTRUCTURA DE RESULTADOS
                                        31.03.02            31.03.01           31.03.00
                                    ------------------  -----------------   ----------------
Resultado Operativo Ordinario             (1.197.842)             67.340             26.387
Resultados Financieros                       (25.572)                160                (12)
Otros Ingresos y Egresos                          64                 (42)               353
                                    ------------------  -----------------   ----------------
Resultado Neto Ordinario                  (1.223.350)             67.458             26.728
                                    ------------------  -----------------   ----------------
Resultado Neto - Ganancia                 (1.223.350)             67.458             26.728
                                    ==================  =================   ================

                                  INDICES

-------------------------------------------------------------------------------------------
                                      31.03.02            31.03.01           31.03.00
-------------------------------------------------------------------------------------------
Liquidez                                     17,7948            70,3895             0,0020
-------------------------------------------------------------------------------------------
Endeudamiento                                 0,0011             0,0003             0,0025
-------------------------------------------------------------------------------------------
Rentabilidad                                (0,4507)             0,0390             0,0345
-------------------------------------------------------------------------------------------


Para la exposicion de la Estructura Patrimonial y la Estructura de Resultados, se tomo en cuenta la situacion individual de la Sociedad, ya que la situacion consolidada esta expuesta de acuerdo con las disposiciones de la Comunicacion "A" 3147 y complementarias del Banco Central de la Republica Argentina referidas al Regimen Informativo Contable para publicacion trimestral/anual y con los lineamientos de la Resolucion Tecnica N(degree) 8 de la Federacion Argentina de Consejos Profesionales en Ciencias Economicas.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
         Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)

Es necesario destacar que, con fines comparativos, los saldos al 31 de marzo de 2001 y 2000 se encuentran expresados en moneda constante del 31 de marzo de 2002.

Participacion en otras sociedades

o    Banco de Galicia y Buenos Aires S.A.

Remitimos a lo manifestado en "Situacion de Banco de Galicia y Buenos Aires S.A. y sus subsidiarias" en Nota 1 a los estados contables.

o    Net Investment S.A.

Es una empresa holding, cuya actividad principal es la de invertir y desarrollar negocios de tecnologia y comunicaciones, internet, conectividad y contenido, con el objetivo de crear valor para sus accionistas. La participacion de Grupo Financiero Galicia S.A. es del 87,50%. Banco de Galicia y Buenos Aires S.A. es propietario del 12,50% restante del capital social.

Los aportes en efectivo realizados al 31 de marzo de 2002 ascendieron a la suma de $ 501. Entre el 1 de abril y el 2 de octubre del corriente ano, la Sociedad ha efectuado nuevos aportes en efectivo por $ 2.089.

El presupuesto de inversiones en Net Investment S.A. para el ano en curso, es de aproximadamente $ 4.000.

Net Investment S.A., participa en un 30% del capital social de Duenovende S.A., cuyo objetivo principal es el de ofrecer propiedades inmobiliarias de duenos directos, a traves de un sitio de internet denominado "Soloduenos.com". Desde el inicio del ano 2002 la situacion macro-economica y las medidas implementadas afectaron sensiblemente el negocio de otorgamiento de creditos hipotecarios, generando una disminucion significativa en esta fuente de ingresos.

Net Investment S.A., participa tambien, en B2Agro S.A.. Este proyecto esta orientado al sector agropecuario, uno de los mas significativos de la economia Argentina, con el objetivo de captar una parte del flujo de las operaciones que se realizan en el sector, con foco en la agricultura, tanto en la compra de insumos como para la venta de la produccion.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                         Grupo Financiero Galicia S.A.
        Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)


A partir del ano en curso incorporara productos y servicios orientados a la actividad ganadera. La Sociedad operara bajo el nombre comercial "Red de Campo", y sus ingresos principales, estaran dados por el cobro de las comisiones por transacciones. Red de campo opera como canal de negocios, para productores previamente seleccionados, desde los puestos de trabajo instalados y hacia los mismos. Estos "puestos de trabajo" brindan herramientas de planeamiento y de gestion faciles de usar, acceso a informacion especializada y de valor agregado, ademas de acceso a propuestas de negocio disenadas para el productor. Al 31 de marzo de 2002, Red de Campo tenia conectados alrededor de 115 puestos de trabajo.

En una primera  etapa,  la empresa  tiene como  objetivo a los  productores  con gestion unipersonal de sus explotaciones, en superficies mayores a 500 hectareas. Las zonas geograficas elegidas para el desarrollo de esta primera etapa del producto han sido el oeste y el sudeste de la provincia de Buenos Aires y el centro oeste y sur de Cordoba. La participacion de Net Investment S.A. en el capital social de B2Agro alcanza el 93,75%.

Net Investment S.A., esta evaluando nuevos negocios de diferentes caracteristicas, incluyendo otros proyectos de Internet, de comunicaciones por banda ancha y de contenido para servicios wireless. En todos estos proyectos, se busca el aprovechamiento de sinergias con las operaciones de Grupo Financiero Galicia S.A. y Banco de Galicia y Buenos Aires S.A..

o    Sudamericana Holding S.A.

Sudamericana Holding S.A., es una sociedad holding de companias de seguros de vida y de retiro.

En septiembre de 2001, Grupo Financiero Galicia S.A. realizo una nueva inversion en el negocio de seguros a traves de la adquisicion a Hartford Life International Ltd. (U.S.A.) y Hartford Life Ltd. (Bermuda), del 50% del capital social y de los votos de Sudamericana Holding S.A.. Con esta operacion, Grupo Financiero Galicia S.A., alcanzo una participacion del 87,50%, mientras que el 12,50% restante, sigue perteneciendo a Banco de Galicia y Buenos Aires S.A..

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
         Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)


La inversion en el negocio de seguros, mediante la participacion en Sudamericana Holding S.A., se alinea con la estrategia de Grupo Financiero Galicia S.A. de consolidar su posicionamiento como el principal proveedor de servicios financieros, complementando la participacion de Banco de Galicia y Buenos Aires S.A. en aquellos negocios donde este estuviera restringido por limites regulatorios.

Sudamericana Holding S.A. contaba al 31 de marzo de 2002 con 1.469.746 asegurados y 55.309 polizas.

Respecto de los hechos economicos y financieros ocurridos con posterioridad a la fecha de cierre de los presentes estados contables, cabe destacar que conforme a las normas establecidas por el Decreto 214/02, fueron tomadas las medidas necesarias para preservar los resultados positivos de las companias de vida, habiendo sido afectadas en menor medida que la competencia, en razon de la participacion en un 90% de la emision de seguros de riesgo puro.

En abril de 2002, se efectivizo la compra de ocho unidades funcionales del edificio sito en Maipu 241, por la suma de $ 1.817, mediante la liberacion de las garantias otorgadas por Hartford Life International Ltd. y Hartford Life Ltd. a favor de Grupo Financiero Galicia S.A. conforme a lo pactado en el contrato de compraventa de acciones de Sudamericana Holding S.A. suscripto el 7 de Septiembre de 2001.

o    Galicia Warrants S.A.

Con fecha 30 de agosto de 2001, Grupo Financiero Galicia S.A., adquirio el 87,50% del capital social y de los votos de Galicia Warrants S.A., sociedad en la cual Banco de Galicia y Buenos Aires S.A. es poseedor del 12,50% restante.

Galicia Warrants S.A., es una empresa constituida en abril de 1993, autorizada para el almacenamiento de mercaderia y la emision de Certificados de Depositos y Warrants de acuerdo a la Ley 9.643.

El objetivo de Galicia Warrants S.A. es posibilitar el acceso al credito y financiacion, garantizados por mercaderias que quedan bajo custodia. Sus principales clientes pertenecen a los sectores agrario, industrial y agro-industrial, asi como exportadores y revendedores. Al 31 de marzo de 2002, del total de ingresos obtenido por la Sociedad, el 80% proviene del sector agrario. A esa fecha, Galicia Warrants S.A. poseia el 35% de participacion en el mercado.

Inicialado a efectos de su identificacion                     Abel Ayerza                  Luis Omar Oddone
con nuestro informe de fecha 18 de octubre de 2002.           Presidente                       Sindico
PRICE WATERHOUSE & CO.                                                                Por Comision Fiscalizadora
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1

                          Grupo Financiero Galicia S.A.
         Resena Informativa al 31 de marzo de 2002 y 2001 (Continuacion)
                      (cifras expresadas en miles de pesos)


Tal como surge de la Nota 1 a los estados contables, el impacto generado por el conjunto de medidas adoptadas hasta la fecha por el Gobierno Nacional sobre los estados contables de Grupo Financiero Galicia S.A. y sus sociedades controladas, al 31 de marzo de 2002, se ha reconocido de acuerdo con las evaluaciones y estimaciones realizadas a la fecha de preparacion de los mismos. Los resultados reales futuros podrian diferir de las evaluaciones y estimaciones realizadas y dichas diferencias podrian ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los ajustes que podrian resultar de estas condiciones adversas o de futuras modificaciones a las normas legales y regulatorias vigentes.

Asimismo, no es posible en estos momentos prever la futura evolucion de la economia nacional ni sus consecuencias sobre la posicion economica y financiera de Grupo Financiero Galicia S.A. Para el ejercicio en curso, los resultados a obtener por la Sociedad estaran vinculados al desarrollo que experimente la economia Argentina y en particular a la evolucion del sistema financiero.


Ciudad Autonoma de Buenos Aires, 18 de octubre de 2002.



                                                         Abel Ayerza
                                                         Presidente


Inicialado a efectos de su identificacion
con nuestro informe de fecha 18 de octubre de 2002.        Luis Omar Oddone
PRICE WATERHOUSE & CO.                                          Sindico
C.P.C.E.C.A.B.A. T(degree) 1  F(degree) 1             Por Comision Fiscalizadora

                      Informe de la Comision Fiscalizadora



Senores Accionistas de
Grupo Financiero Galicia S.A.


     En nuestro caracter de Comision Fiscalizadora de Grupo Financiero Galicia S.A., hemos efectuado una revision limitada de los documentos detallados en el parrafo I siguiente. Los documentos citados son responsabilidad del Directorio de la Sociedad.

I.   DOCUMENTOS OBJETO DE LA REVISION LIMITADA

     Hemos efectuado una revision limitada del estado de situacion patrimonial de Grupo Financiero Galicia S.A. al 31 de marzo de 2002, y de los correspondientes estados de resultados, de evolucion del patrimonio neto y de origen y aplicacion de fondos por el periodo de tres meses finalizado en dicha fecha, con sus Notas 1 a 16 y Anexos A, B, C, E, G y H, Resena Informativa, Informacion Adicional a las Notas a los Estados Contables requerida por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, que los complementan. Ademas, hemos efectuado una revision limitada del estado de situacion patrimonial consolidado de Grupo Financiero Galicia S.A. al 31 de marzo de 2002, asi como los estados de resultados consolidados y de origen y aplicacion de fondos consolidados por el periodo de tres meses finalizado en dicha fecha, con sus Notas 1 a 20, que se presentan como informacion complementaria.

II.  ALCANCE DE LA REVISION LIMITADA

     Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revision de los documentos detallados en el parrafo I. se efectue de acuerdo con las normas de auditoria vigentes para la revision limitada de estados contables correspondientes a periodos intermedios, e incluya la verificacion de la congruencia de los documentos revisados con la informacion sobre las decisiones societarias expuestas en actas, y la adecuacion de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.
     Para realizar nuestra tarea profesional sobre los documentos detallados en el parrafo I. hemos revisado el trabajo efectuado por los auditores externos, quienes emitieron su informe el 18 de octubre de 2002, de acuerdo con las normas de auditoria vigentes para la revision limitada de estados contables de periodos intermedios.

     Dicha revision incluyo la verificacion de la planificacion del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revision limitada efectuadas por dichos profesionales. Una revision limitada consiste principalmente en aplicar procedimientos analiticos a la informacion contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revision es sustancialmente menor al de una auditoria de estados contables, cuyo objetivo es la expresion de una opinion sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinion. Dado que no es responsabilidad de la Comision fiscalizadora efectuar un control de gestion, la revision no se extendio a los criterios y decisiones empresarias de las diversas areas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.
     En relacion con la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables y la Declaracion del Directorio Complementaria y Aclaratoria, correspondientes al periodo de tres meses finalizado el 31 de marzo de 2002, hemos verificado que contienen la informacion requerida por la Normas (N.T. 2001) de la Comision Nacional de Valores, el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y el art. 2 de las Normas sobre la Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, respectivamente, y en lo que es materia de nuestra competencia, que sus datos numericos concuerdan con los registros contables de la Sociedad y otra documentacion pertinente.

III. ACLARACIONES PREVIAS

     El Directorio ha evaluado en la Nota 1 a los Estados Contables las circunstancias vigentes relacionadas con las medidas economicas adoptadas por el Gobierno Nacional para hacer frente a la crisis que vive el pais, proceso que aun no ha concluido. El impacto de dichas medidas sobre la situacion economica financiera de la sociedad ha sido reconocido en los estados contables de acuerdo a las evaluaciones y estimaciones realizadas por la gerencia. Los resultados reales futuros podrian diferir con distinto grado de significacion de las evaluaciones y estimaciones realizadas. La auditoria externa senala situaciones de activos y pasivos cuyos criterios de valuacion empleados, que responden a las normas del Banco Central de la Republica Argentina, difieren de las normas contables profesionales. El informe de los auditores refleja en sus puntos 2. a 6. situaciones que hacen a los conceptos precedentes y a la falta de evidencia documental que permita emitir juicio sobre los efectos patrimoniales y financieros que pudieran tener en la sociedad, aquellos procesos de reestructuracion de creditos y renegociacion de deuda, en la sociedad y en sus controladas, aun no concluidos, todo lo que crea un estado de incertidumbre. Por otra parte, la participacion accionaria de esta sociedad en Banco Galicia y Buenos Aires S.A. representa aproximadamente el 93% del Activo y del Patrimonio Neto, por lo que merece una especial mencion.

     La situacion de dicha sociedad originada en la crisis que afecta al sector financiero del pais, como asi tambien de la suya en particular, derivan en situaciones que han sido expuestas por los auditores externos en los puntos
     8. y 9.  de su  informe,  que  elevan  la  incertidumbre  sobre  el  normal desarrollo de las operaciones futuras de la sociedad. La Comision Fiscalizadora comparte tales manifestaciones. En consecuencia, los estados contables deben ser considerados a la luz de estas circunstancias.

IV.  CONCLUSION

     En nuestra opinion, basados en el examen realizado con el alcance descrito en el parrafo II, los estados contables adjuntos han sido confeccionados de acuerdo con las normas contables profesionales vigentes en la Republica Argentina, a excepcion de: a) los criterios de valuacion y reconocimiento de resultados originados por las participaciones en Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Limited, descriptos en Nota 1 a los estados contables, y el criterio de consolidacion de dichas participaciones descripto en Nota 4 a los estados contables consolidados; b) el criterio de reconocimiento en el patrimonio neto y resultados del monto de compensacion neta en moneda extranjera y del proceso de pesificacion, aplicado por el Banco de Galicia y Buenos Aires S.A. conforme a las normas del Banco Central de la Republica Argentina, descripto en las Notas 1 y Nota 2 punto
     f.2. a los estados contables y Nota 3 punto b.12. a los estados contables consolidados; y c) los criterios de valuacion y reconocimiento de resultados en Banco de Galicia y Buenos Aires S.A., originados por la posicion de titulos publicos clasificados en cuentas de inversion presentados al canje por prestamos garantizados conforme a las normas del Banco Central de la Republica Argentina, descriptos en Nota 3 punto b.4. a los estados contables consolidados. En consecuencia la situacion patrimonial, los resultados de sus operaciones y las variaciones en el patrimonio neto expuestos responden a la aplicacion de dichas normas.
     Sin embargo, debido al efecto que sobre los citados estados contables podrian tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran surgir de la resolucion de la situacion descripta en las Aclaraciones Previas citadas en el apartado III precedente, entendemos que la lectura e interpretacion de los estados contables referidos, su situacion patrimonial, los resultados de sus operaciones y las variaciones en el patrimonio neto, debe hacerse a la luz de la incertidumbre generada por hechos economicos posteriores cuya incidencia economica y financiera en la sociedad aun no pueden ser evaluados con razonable certeza, por lo que no emitimos opinion.
     Con respecto a la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables y la Declaracion del Directorio Complementaria y Aclaratoria, correspondientes al periodo de tres meses finalizado el 31 de marzo de 2002, no tenemos observaciones que formular en materia de nuestra competencia, siendo las afirmaciones sobre hechos futuros responsabilidad exclusiva del Directorio de la Sociedad.

     Adicionalmente, informamos que los estados contables surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.


Buenos Aires, 21 de octubre de 2002.








     Luis Omar Oddone                   Adolfo Hector Melian                Miguel Carlos Maxwell
      Sindico Titular                      Sindico Titular                     Sindico Titular
Por Comision Fiscalizadora           Por Comision Fiscalizadora           Por Comision Fiscalizadora


                          Informe de Revision Limitada

Senores Presidente y Directores de
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - Piso 2(degree)
Ciudad Autonoma de Buenos Aires


1. Hemos efectuado una revision limitada del estado de situacion patrimonial de Grupo Financiero Galicia S.A. al 31 de marzo de 2002 y 2001, y de los correspondientes estados de resultados, de evolucion del patrimonio neto y de origen y aplicacion de fondos por los periodos de tres meses finalizados en dichas fechas, con sus Notas 1 a 16 y Anexos A, B, C, E, G y H, Resena Informativa, Informacion Adicional a las Notas a los Estados Contables requerida por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, que los complementan. Ademas, hemos efectuado una revision limitada del estado de situacion patrimonial consolidado de Grupo Financiero Galicia S.A. al 31 de marzo de 2002 y 2001, asi como los estados de resultados consolidados y de origen y aplicacion de fondos consolidados por los periodos de tres meses finalizados en dichas fechas, con sus Notas 1 a 20, que se presentan como informacion complementaria. La preparacion y emision de los estados contables es responsabilidad del Directorio de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe de revision limitada sobre dichos estados contables, basados en nuestra revision que hemos llevado a cabo con el alcance que mencionamos en el punto 2.

2. Nuestra revision, excepto por lo mencionado en los puntos 4. y 5. siguientes, se limito a la aplicacion de los procedimientos establecidos en la Resolucion Tecnica No 7 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas para revisiones limitadas de estados contables de periodos intermedios y, por lo tanto, no incluyo todos los procedimientos de auditoria necesarios para poder expresar una opinion sobre los estados contables bajo examen. El alcance de estas revisiones limitadas es sustancialmente inferior al de un examen de auditoria. Consecuentemente, no expresamos una opinion sobre la situacion patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los origenes y aplicaciones de fondos de la Sociedad al 31 de marzo de 2002 y 2001, ni sobre la situacion patrimonial consolidada, los resultados consolidados de las operaciones y los origenes y aplicaciones de fondos consolidados al 31 de marzo de 2002 y 2001.

3. De acuerdo con las disposiciones vigentes en materia profesional y regulatoria en la Republica Argentina, y como se explica en la Nota 1 a los estados contables, la Sociedad reconocio los efectos de la devaluacion del peso argentino a partir del 1o de enero de 2002.

4. De acuerdo a lo descripto en Nota 1 a los estados contables, Banco de Galicia y Buenos Aires S.A. ha iniciado un proceso de reestructuracion de la cartera de creditos comerciales. A la fecha de emision del presente informe dicho proceso, asi como su eventual impacto en las clasificaciones de los clientes y sus niveles de previsionamiento, y nuestros procedimientos de revision sobre dichos aspectos, se encuentran pendientes de finalizacion.

5. Tal como se menciona en Nota 20 a los estados contables consolidados, ciertas empresas controladas por Banco de Galicia y Buenos Aires S.A. han iniciado planes de accion que incluyen procesos de renegociacion de sus deudas por Obligaciones Negociables, en virtud del impacto que han tenido las medidas adoptadas por el Gobierno Nacional que se mencionan en Nota 1 a los estados contables y en el punto 6. siguiente. Asimismo, de acuerdo a lo mencionado en Nota 8 a los estados contables consolidados, algunas de las sociedades consolidadas con Banco de Galicia y Buenos Aires S.A., han valuado dichas deudas en moneda extranjera al 31 de marzo de 2002 aplicando el tipo de cambio $ 1,40 por 1 U$S, de acuerdo a las estimaciones realizadas por las gerencias de dichas sociedades y considerando el avance del proceso de renegociacion mencionado a dicha fecha. El impacto estimado sobre los estados contables de dichas sociedades y de Grupo Financiero Galicia S.A., de haberse valuado al tipo de cambio vigente al cierre del periodo, se describe en Nota 8 a los estados contables consolidados. A la fecha de emision de los presentes estados contables este proceso no ha finalizado, existiendo incertidumbre sobre sus resultados finales, por lo que no hemos podido obtener, en nuestro caracter de auditores externos de dichas sociedades, toda la evidencia documental necesaria que nos permita contar con elementos de juicio suficientes sobre sus efectos en la situacion patrimonial y financiera de dichas sociedades al 31 de marzo de 2002 y en la situacion patrimonial y financiera de Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. y/u otros que pudieren derivarse del mismo.

6. En Nota 1 a los estados contables se detallan las circunstancias vigentes al cierre del periodo relacionadas con las medidas economicas emitidas por el Gobierno Nacional para hacer frente a la crisis que vive el pais, algunas de las cuales pueden estar pendientes de emision a la fecha de preparacion de estos estados contables. Los impactos generados por el conjunto de las medidas adoptadas hasta la fecha por el Gobierno Nacional sobre la situacion patrimonial y financiera de la Sociedad al 31 de marzo de 2002, se reconocieron de acuerdo con las evaluaciones y estimaciones realizadas por la gerencia de la Sociedad a la fecha de preparacion de los mismos. Los resultados reales futuros podrian diferir de las evaluaciones y estimaciones realizadas a la fecha de preparacion de los presentes estados contables y dichas diferencias podrian ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los ajustes que podrian resultar de estas condiciones adversas. No es posible en estos momentos prever la evolucion futura de la economia nacional ni sus consecuencias sobre la posicion economica y financiera de la Sociedad y sus sociedades controladas. En consecuencia, los estados contables de la Sociedad deben ser leidos a la luz de estas circunstancias de incertidumbre.

7. La participacion accionaria que posee la Sociedad en Banco de Galicia y Buenos Aires S.A. al 31 de marzo de 2002, representa aproximadamente el 93% del Activo y del Patrimonio Neto de la Sociedad. La recuperabilidad de dicha inversion se encuentra afectada por las situaciones de incertidumbre detalladas en los puntos 8. a 9. siguientes.

8. La situacion de Banco de Galicia y Buenos Aires S.A. y sus sociedades controladas, derivada de la crisis de liquidez que afecto al sistema financiero argentino y agravada por los efectos de las medidas y contexto economico mencionados precedentemente y su posible impacto sobre:

     a) la recuperabilidad de los titulos publicos incluidos en el Anexo A a los estados contables de Banco de Galicia y Buenos Aires S.A., la cartera de creditos con el Sector Publico y Privado incluida en el Anexo D a los estados contables de Banco de Galicia y Buenos Aires S.A., los valores llave relacionados con la adquisicion de inversiones y otros activos intangibles incluidos en el Anexo G a los estados contables de Banco de Galicia y Buenos Aires S.A. y los valores llave relacionados con la adquisicion de inversiones incluidos en el Anexo B a los estados contables de la Sociedad,
     b) la resolucion final de los procesos de intervencion, reestructuracion y/o cierre de operaciones iniciados en relacion a las Participaciones de Banco de Galicia y Buenos Aires S.A. en Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Limited, y a Banco de Galicia y Buenos Aires - Filial Nueva York mencionados en Nota 1 a los estados contables,
     c) la forma y el valor de liquidacion final de los depositos afectados por la resolucion final de las situaciones descriptas en Nota 1 a los estados contables,
     d) el valor de la compensacion final a recibir derivado del proceso de pesificacion y de los reclamos realizados por Banco de Galicia y Buenos Aires S.A., mencionados en Nota 1 a los estados contables y su recuperabilidad, incluyendo los importes relacionados con las acciones legales de amparo activados de acuerdo a lo descripto en dicha nota,
     e) la resolucion final respecto de los compromisos eventuales asumidos de acuerdo a lo descripto en Nota 1 a los estados contables y Nota 6 punto h. a los estados contables consolidados,
     f) la recuperabilidad de la inversion reestructurada en Banco Galicia Uruguay S.A. descripta en Nota 16 a los estados contables,

     asi como el cumplimiento por parte de Banco de Galicia y Buenos Aires S.A. del "Plan Galicia de Capitalizacion y Liquidez" que se detalla en Nota 1 a los estados contables, el cual comprende principalmente el mantenimiento de la liquidez de dicha entidad, la reestructuracion y/o capitalizacion de sus obligaciones financieras y la atenuacion de cargos correspondientes a desencuadramientos en las relaciones tecnicas, son factores que generan incertidumbre respecto del curso de los negocios de Banco de Galicia y Buenos Aires S.A. La Sociedad ha preparado los estados contables adjuntos utilizando los principios contables descriptos en Nota 2 a los estados contables y en Nota 3 a los estados contables consolidados, los cuales son aplicables a una empresa en marcha. Por lo tanto, dichos estados no incluyen los efectos de los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolucion de las situaciones descriptas, en el caso que Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. se vieran obligadas a realizar sus activos y cancelar sus pasivos, incluyendo los contingentes, en condiciones diferentes a las vigentes a la fecha de emision de los estados contables.

9. Los criterios de valuacion y reconocimiento de resultados originados por las participaciones en Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Ltd., descriptos en Nota 1 a los estados contables, y el criterio de consolidacion de dichas participaciones descripto en Nota 4 a los estados contables consolidados, no esta de acuerdo a las normas contables profesionales. Los efectos estimados de la aplicacion del metodo del valor patrimonial proporcional y de la incorporacion de los activos y pasivos de dichas sociedades sobre los estados contables de Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. se describen en Nota 1 a los estados contables.

10. Tal como se menciona en Nota 1 y Nota 2 punto f.2. a los estados contables y Nota 3 punto b.12.2) a los estados contables consolidados, el criterio de reconocimiento en el patrimonio neto y resultados del monto de compensacion de la posicion neta en moneda extranjera y del proceso de pesificacion, aplicado por Banco de Galicia y Buenos Aires S.A. conforme a las normas del Banco Central de la Republica Argentina, no esta de acuerdo con las normas contables profesionales, bajo las cuales dichos efectos deberian reconocerse integramente en los resultados del periodo.

11. El criterio de valuacion y reconocimiento de resultados, originado por la posicion de titulos publicos clasificados en cuentas de inversion presentados al canje por prestamos garantizados, descriptos en Nota 3 punto
     b.4. a los estados contables consolidados, si bien esta de acuerdo con las normas del Banco Central de la Republica Argentina, no esta de acuerdo con las normas contables profesionales vigentes en la Republica Argentina, segun las cuales dichos prestamos garantizados deberian haberse incorporado al activo de Banco de Galicia y Buenos Aires S.A. al valor de mercado de los titulos publicos mencionados precedentemente.

12. Debido al efecto que sobre los estados contables de la Sociedad podrian tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolucion de las situaciones descriptas en los puntos 4. a 8. precedentes, y considerando las observaciones mencionadas en los puntos 9. a 11. precedentes no estamos en condiciones de expresar manifestacion alguna sobre los estados contables de Grupo Financiero Galicia S.A. y sus estados contables consolidados al 31 de marzo de 2002 y 2001, tomados en su conjunto.

13.  En cumplimiento de disposiciones vigentes, informamos que:

     a) Los estados contables que se mencionan en el punto 1., surgen de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes en la Republica Argentina. Dichos estados contables se encuentran asentados en el libro de "Inventarios y Balance" y han sido preparados considerando las normas de la Ley No
          19.550 y las emitidas por la Comision Nacional de Valores.

     b) Hemos leido la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables requeridas por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos observaciones significativas que formular. Las proyecciones sobre hechos futuros contenidas en dicha informacion son responsabilidad exclusiva del Directorio de la Sociedad.

     c) Al 31 de marzo de 2002 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surgen de los registros contables, ascienden a $ 7.427,66.- no siendo exigibles a esa fecha.

     d) Los estados contables mencionados en el punto 1., fueron reexpresados en moneda constante a partir del 1o de enero de 2002 de conformidad con la Resolucion No 240/02 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas y la Resolucion General No 415/02 de la Comision Nacional de Valores.


Ciudad Autonoma de Buenos Aires, 18 de octubre de 2002.



                                         PRICE WATERHOUSE & CO.

                                                                         (Socio)
                              --------------------------------------------------
                               C.P.C.E.C.A.B.A. T(degree)1 F(degree)1 (R.A.P.U.)
                                      Ignacio Javier Casas Rua
                                     Contador Publico (U.B.A.)
                                          C.P.C.E.C.A.B.A.
                                        Tomo 121 - Folio 94

                             Ratificacion de Firmas



Por la presente se ratifican las firmas que obran impresas en las hojas que anteceden desde la pagina N(degree) 1 hasta la N(degree) 110 y cuyo contenido tambien se ratifica.






        Abel Ayerza                               Luis Omar Oddone
        Presidente                                    Sindico
                                             Por Comision Fiscalizadora






                             PRICE WATERHOUSE & CO.


                                                           (Socio)
               ---------------------------------------------------
               C.P.C.E.C.A.B.A. T(degree) 1 F(degree) 1 (R.A.P.U.)
                             Dr. I. Javier Casas Rua
                            Contador Publico (U.B.A.)
                                C.P.C.E.C.A.B.A.
                                 T(degree) 121 - F(degree) 94

       TRADUCCION---------------------------------------------------------------
       -------------------------------------------------------------------------
       Grupo Financiero Galicia S.A.--------------------------------------------
       -------------------------------------------------------------------------
       Financial Statements-----------------------------------------------------
       for the periods of three months------------------------------------------
       ended March 31, 2002 and 2001--------------------------------------------
       -------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------------------- Table of Contents ------------------------------
---------------- Financial Statements and Limited Review Report ---------------- -------- For the periods of three months ended March 31, 2002 and 2001. -------- ----------------- Report of the Supervisory Syndics Committee ------------------ ------------- For the period of three months ended March 31, 2002. ------------- ---------------------------- System established by -----------------------------
---- Technical Regulations (N.T.2001) of the National Securities Commission ----
--------------------------------------------------------------------------------
Heading                                                                     1

Quarterly Consolidated Statement of Financial Condition                     2

Consolidated Memorandum Accounts                                            5

Consolidated Income Statement                                               6

Consolidated Statement of Cash Flows                                        8

Notes to the Consolidated Financial Statements                              9

Quarterly Statement of Financial Condition                                 49

Income Statement                                                           50

Statement of Changes in Shareholders' Equity                               51

Statement of Cash Flows                                                    52

Notes to the Financial Statements                                          53

Schedules                                                                  89

Information  required in addition to the Notes to the
Financial  Statements by Section 68 of the Buenos
Aires Stock Exchange regulations                                            96

Supplementary  and  Explanatory  Statement by the Board of
 Directors  required by Section 2 of the  Accounting
 Documentation Rules of the Cordoba Stock Exchange Regulations              99

Informative Review                                                        102

Limited Review Report

Report of the Supervisory Syndics Committee

Name:-------------------Grupo Financiero Galicia S.A.---------------------------
Legal address:----------Tte. Gral. Juan D. Peron  N(degree) 456 - Piso 2(degree)
                        Autonomous City of Buenos Aires-------------------------
--------------------------------- ----------------------------------------------
Principal line of business:------ Financial and Investment activities-----------

4th fiscal year-----------------------------------------------------------------
For the periods of three months commenced January 1, 2002----------------------- and ended March 31, 2002--------------------------------------------------------
In comparative format with the same period of the previous year-----------------
--------------------------------------------------------------------------------

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE-----------------------


By-laws:------------------------- September 30, 1999----------------------------

Date of more recent amendment to
By-laws:                          July 3, 2001----------------------------------

Registration number with the Corporation
Control Authority:--------------- 8,569 ----------------------------------------
Sequential Number - Corporation Control
Authority:----------------------- 1,671,058 ------------------------------------

Date of expiry of the Company's
by-laws:------------------------- June 30, 2100---------------------------------

Name of Controlling Company:----- EBA HOLDING S.A. -----------------------------

Principal line of business:------ Financial and Investment activities-----------

Interest held by the Controlling
Company in the Shareholders'
equity as of March 31, 2002:----- 25.74 %---------------------------------------

Percentage of votes to which
the Controlling Company is
entitled as of March 31, 2002:--- 63.42 %---------------------------------------

========================================================================================================
                 CAPITAL STATUS as of March 31, 2002 (Note 9 to the Financial Statements)
                             (figures stated in thousands of US dollars)
--------------------------------------------------------------------------------------------------------
                                                Shares
--------------------------------------------------------------------------------------------------------
   Quantity                    Type             Voting rights per        Subscribed              Paid up
                                                      share
--------------------------------------------------------------------------------------------------------
                    Ordinary  class "A", face
  281,221,650       value of 0.001                      5                   93,741               93,741
--------------------------------------------------------------------------------------------------------
                    Ordinary  class "B", face
  811,185,367       value of 0.001                      1                  270,395              270,395
--------------------------------------------------------------------------------------------------------
1,092,407,017                                                              364,136              364,136
========================================================================================================

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Consolidated Statement of Financial Condition------------------ -------------------------as of March 31, 2002 and 2001--------------------------
------------------(figures stated in thousands of US dollars)-------------------

============================================================================================================================
                                                                                       3.31.02              3.31.01
                                                                                 -------------------------------------------
                                                                                  ------------------------------------------
  ASSETS
                                                                                  ------------------------------------------
 A.   CASH AND DUE FROM BANKS                                                                 91,649               498,750
                                                                                  ------------------------------------------
      -Cash                                                                                   71,090               142,322
      -Banks and correspondents                                                               19,773               356,402
      -Other                                                                                     786                    26
                                                                                  ------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                    106,666               129,663
                                                                                  ------------------------------------------
      -Holdings of investment account securities                                                   -                41,526
      -Holdings of trading securities                                                         71,350                86,200
      -Unlisted government securities                                                         31,472                   420
      -Investments in listed corporate securities                                              3,898                 1,569
      -Allowances                                                                                (54)                  (52)
                                                                                  ------------------------------------------
 C.   LOANS                                                                                3,342,352             4,122,582
                                                                                  ------------------------------------------
      -To the non-financial public sector                                                  2,059,131             1,143,926
      -To the financial sector                                                                28,945               184,092
      -To the non-financial private sector and residents abroad                            1,426,903             2,918,362
        -Overdrafts                                                                           98,078               200,828
        -Notes                                                                               368,169               960,058
        -Mortgage loans                                                                      426,123               727,931
        -Pledge loans                                                                         40,027               173,789
        -Consumer loans                                                                       74,097               155,990
        -Credit cards                                                                        230,114               358,304
        -Other                                                                               130,993               289,962
        -Accrued Interest and quotation differences receivable                                71,762                72,610
        -Documented interest                                                                  (9,751)              (18,818)
        -Unallocated collections                                                              (2,709)               (2,292)
      -Allowances for loan losses                                                           (172,627)             (123,798)
                                                                                  ------------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 2,276,844             2,068,040
                                                                                  ------------------------------------------
      -Argentine Central Bank                                                                 12,493               721,990
      -Amounts receivable for spot and forward sales to be settled                            15,749               570,014
      -Securities receivable under spot and forward purchases to be settled                  385,585               334,630
      -Premiums on options bought                                                                 71                   161
      -Unlisted negotiable obligations                                                        23,188                42,787
      -Other receivables not included in the debtor classification regulations             1,763,879               181,780
      -Other receivables included in the debtor classification regulations                   109,542               215,047
      -Accrued interest receivable not included in the debtor classification
      regulations                                                                                 66                    11
      - Accrued interest receivable included in the debtor classification
      regulations                                                                              1,924                 6,085
      -Allowances                                                                            (35,653)               (4,465)
============================================================================================================================
----------------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Consolidated Statement of Financial Condition------------------ -------------------------as of March 31, 2002 and 2001--------------------------
------------------(figures stated in thousands of US dollars)-------------------

==============================================================================================================================
                                                                                       3.31.02              3.31.01
                                                                                 ---------------------------------------------
                                                                                 ---------------------------------------------
  E.   ASSETS UNDER FINANCIAL LEASES                                                         9,038                 9,387
                                                                                 ---------------------------------------------
       -Assets under financial leases                                                        9,235                 9,491
       -Allowances                                                                            (197)                 (104)
                                                                                 ---------------------------------------------
 F.    EQUITY INTERESTS IN OTHER COMPANIES                                                  18,687                46,749
                                                                                 ---------------------------------------------
       -In financial institutions                                                           86,490                 9,700
       -Other                                                                               33,905                41,800
       -Allowances                                                                        (101,708)               (4,751)
                                                                                 ---------------------------------------------
 G.    MISCELLANEOUS RECEIVABLES                                                            86,885               148,807
                                                                                 ---------------------------------------------
       -Receivables for assets sold                                                             82                 5,565
       -Other                                                                               96,450               147,835
       -Accrued interest on receivables for assets sold                                          1                    66
       -Other accrued interest receivable                                                        -                     4
       -Allowances                                                                          (9,648)               (4,663)
                                                                                 ---------------------------------------------
 H.    FIXED ASSETS                                                                        123,446               119,376
                                                                                 ---------------------------------------------
 I.    MISCELLANEOUS ASSETS                                                                 39,803                38,081
                                                                                 ---------------------------------------------
 J.    INTANGIBLE ASSETS                                                                    94,532                76,950
                                                                                 ---------------------------------------------
       -Goodwill                                                                            53,304                37,482
       -Organization and development expenses                                               41,228                39,468
                                                                                 ---------------------------------------------
 K.    UNALLOCATED ITEMS                                                                    26,098                 1,920
                                                                                 ---------------------------------------------
       TOTAL ASSETS                                                                      6,216,000             7,260,305
                                                                                 =============================================
==============================================================================================================================
------------------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.--------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

------------------------Grupo Financiero Galicia S.A.---------------------------
--------------------Supplementary Accounting Information------------------------
-------------- Consolidated Statement of Financial Condition-------------------- -----------------------as of March 31, 2002 and 2001----------------------------
---------------(figures stated in thousands of US dollars)----------------------

==============================================================================================================================
                                                                                         3.31.02               3.31.01
                                                                                   -------------------------------------------
  LIABILITIES
                                                                                   -------------------------------------------
 L.    DEPOSITS                                                                             1,795,825             3,960,761
                                                                                   -------------------------------------------
       -Non-financial public sector                                                             1,758                 2,819
       -Financial sector                                                                          918                 2,159
       -Non-financial private sector and residents abroad                                   1,793,149             3,955,783
         -Current accounts                                                                    528,051               239,879
         -Savings accounts                                                                    207,218               644,860
         -Time deposits                                                                       109,573             2,851,645
         -Investment accounts                                                                       -                71,407
         -Other                                                                               903,570               108,874
         -Accrued interest and quotation differences payable                                   44,737                39,118
                                                                                   -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                 3,785,895             2,563,748
                                                                                   -------------------------------------------
       -Argentine Central Bank                                                              1,332,579                 1,691
         -Rediscounts to cover lack of liquidity                                            1,024,254                     -
         -Other                                                                               308,325                 1,691
       -Banks and international entities                                                      998,651               389,985
       -Unsubordinated negotiable obligations                                                 483,331               556,757
       -Amounts payable for spot and forward purchases to be settled                          211,928               336,397
       -Securities to be delivered under spot and forward sales to be settled                  75,628               926,608
       -Loans from domestic financial institutions                                             77,992                82,931
       -Other                                                                                 569,174               246,724
       -Accrued interest and quotation differences payable                                     36,612                22,655
                                                                                   -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                               64,958                74,352
                                                                                   -------------------------------------------
       -Dividends payable                                                                          90                     2
       -Fees                                                                                      924                 7,887
       -Other                                                                                  63,944                66,461
       -Adjustment and accrued interest payable                                                     -                     2
                                                                                   -------------------------------------------
 O.    PROVISIONS                                                                              28,392                 8,766
                                                                                   -------------------------------------------
 P.    UNALLOCATED ITEMS                                                                        6,419                 2,410
                                                                                   -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                        37,531                51,057
                                                                                   -------------------------------------------
                 TOTAL LIABILITIES                                                          5,719,020             6,661,094
                                                                                   ===========================================
                                                                                   -------------------------------------------
SHAREHOLDERS' EQUITY                                                                          496,980               599,211
                                                                                   -------------------------------------------
                                                                                   -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  6,216,000             7,260,305
==============================================================================================================================
----------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------Grupo Financiero Galicia S.A.-----------------------
----------------------Supplementary Accounting Information----------------------
------------------------Consolidated Memorandum Accounts------------------------
-------------------------as of March 31, 2002 and 2001--------------------------
------------------(figures stated in thousands of US dollars)-------------------

==============================================================================================================================
                                                                                         3.31.02               3.31.01
                                                                                   ---------------------- --------------------
  DEBIT                                                                                      6,794,621            5,561,858
                                                                                   ===========================================

  CONTINGENT                                                                                 5,163,462            2,762,232
                                                                                   -------------------------------------------
  Loans obtained (unused balances)                                                                   -                   22
  Guarantees received                                                                        2,937,105            2,364,095
  Contingencies re. contra items                                                             2,226,357              398,115
                                                                                   -------------------------------------------
  CONTROL                                                                                    1,603,354            2,777,070
                                                                                   -------------------------------------------
  Uncollectible loans                                                                          218,944              215,315
  Other                                                                                      1,358,132            2,494,109
  Control re. contra items                                                                      26,278               67,646
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                    5,523               10,994
                                                                                   -------------------------------------------
  "Notional" value of put options bought                                                         3,527                5,497
  Derivatives re. contra items                                                                   1,996                5,497
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                22,282               11,562
                                                                                   -------------------------------------------
  Trust funds                                                                                   22,282               11,562


                                                                                   -------------------------------------------
  CREDIT                                                                                     6,794,621            5,561,858
                                                                                   ===========================================

                                                                                   -------------------------------------------
  CONTINGENT                                                                                 5,163,462            2,762,232
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                               70,333              166,337
  Guarantees provided to the Argentine Central Bank                                          1,504,495                    -
  Other guarantees provided included in the debtor classification regulations                  170,372              169,971
  Other guarantees provided not included in the debtor classification regulations              417,429                  568
  Other included in the debtor classification regulations                                       63,728               61,239
  Contingencies re. contra items                                                             2,937,105            2,364,117
                                                                                   -------------------------------------------
  CONTROL                                                                                    1,603,354            2,777,070
                                                                                   -------------------------------------------
  Valuables to be credited                                                                      26,253               67,622
  Other                                                                                             25                   24
  Control re. contra items                                                                   1,577,076            2,709,424
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                    5,523               10,994
                                                                                   -------------------------------------------
  "Notional" value of call options written                                                         743                5,497
  "Notional" value of put options written                                                        1,253                    -
  Derivatives re. contra items                                                                   3,527                5,497
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                22,282               11,562
                                                                                   -------------------------------------------
  Trust liabilities re. contra items                                                            22,282               11,562
==============================================================================================================================
----------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.------------------------------------
----------------------------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-------------------------Consolidated Income Statement--------------------------
-------------------------For the period of three months-------------------------
--------------commenced January 1, 2002 and ended March 31, 2002.---------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------

=========================================================================================================================
                                                                                    3.31.02               3.31.01
                                                                             --------------------------------------------
 A.   FINANCIAL INCOME                                                                   223,726                 185,985
                                                                             --------------------------------------------
      Interest on cash and due from banks                                                    114                   4,225
      Interest on loans to the financial sector                                            1,155                   4,071
      Interest on overdraft facilities                                                     6,075                  11,872
      Interest on notes                                                                   11,169                  63,250
      Interest on mortgage loans                                                          12,141                  22,118
      Interest on pledge loans                                                             2,231                   4,921
      Interest on credit card loans                                                       16,507                  16,839
      Interest on other loans                                                             10,412                  20,556
      Interest on other receivables resulting from financial brokerage                     5,335                   4,516
      Net income from government and corporate securities                                 34,352                  17,009
      Net income from secured loans - Decree 1387/01                                      24,337                       -
      Adjustments from application of adjusting index                                     94,934                       -
      Other                                                                                4,964                  16,608
                                                                             --------------------------------------------
 B.   FINANCIAL EXPENSES                                                                 355,889                  99,726
                                                                             --------------------------------------------
      Interest on current account deposits                                                   291                       -
      Interest on savings account deposits                                                   588                   2,736
      Interest on time  deposits                                                          15,103                  57,940
      Interest on loans from financial sector                                              3,929                     644
      Interest on other liabilities resulting from financial brokerage                    38,657                  25,779
      Other interest                                                                      24,842                   2,774
      Net loss on options                                                                      -                      94
      Adjustments from application of adjusting index                                     58,189                       -
      Other                                                                              214,290                   9,759
                                                                             --------------------------------------------
      GROSS BROKERAGE MARGIN                                                           (132,163)                  86,259
                                                                             ============================================
 C.   PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES                                 39,425                  29,583
                                                                             --------------------------------------------
 D.   INCOME FROM SERVICES                                                                39,622                  53,058
                                                                             --------------------------------------------
      Linked with lending transactions                                                    11,290                  16,487
      Linked with borrowing transactions                                                  10,687                  12,470
      Other commissions                                                                    1,146                   3,840
      Other                                                                               16,499                  20,261
                                                                             --------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                7,662                  10,279
                                                                             --------------------------------------------
      Commissions                                                                          3,865                   4,332
      Other                                                                                3,797                   5,947
=========================================================================================================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                            (90,320)                       -
=========================================================================================================================
-------------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-------------------------Consolidated Income Statement--------------------------
-------------------------For the period of three months-------------------------
--------------commenced January 1, 2002 and ended March 31, 2002.---------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------

=============================================================================================================================
                                                                                              3.31.02              3.31.01
                                                                                  -------------------------------------------

 G.   ADMINISTRATIVE EXPENSES                                                                    53,067                65,798
                                                                                  -------------------------------------------
      Personnel expenses                                                                         26,305                34,878
      Directors' and syndics' fees                                                                  354                 2,713
      Other fees                                                                                  1,270                   771
      Advertising and publicity                                                                     915                 2,654
      Taxes                                                                                       3,275                 2,498
      Other operating expenses                                                                   17,608                17,763
      Other                                                                                       3,340                 4,521
                                                                                  -------------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                       2,192                     -
                                                                                  -------------------------------------------
      NET (LOSS)/ INCOME FROM FINANCIAL BROKERAGE                                              (280,823)               33,657
                                                                                  ===========================================
      NET LOSS ON MINORITY INTEREST                                                              55,491                (2,092)
                                                                                  --------------------------------------------
 H.   MISCELLANEOUS INCOME                                                                       19,180                 8,689
                                                                                  -------------------------------------------
      Net income from long-term investments                                                           -                 1,991

      Penalty interest                                                                              295                   317

      Loans recovered and allowances reversed                                                     2,429                 3,545

      Other                                                                                      16,456                 2,836
                                                                                  -------------------------------------------

 I.   MISCELLANEOUS LOSSES                                                                      165,566                 5,871
                                                                                  -------------------------------------------
      Net loss on long-term investments                                                         125,703                     -

      Penalty interest and charges in favor of the Argentine Central Bank                            15                     5

      Provision for losses on miscellaneous receivables and other provisions                     17,446                 1,938

      Other                                                                                      22,402                 3,928
                                                                                  -------------------------------------------
      MONETARY RESULT OF OTHER OPERATIONS                                                       (33,731)                    -
                                                                                  -------------------------------------------
      NET (LOSS)/ INCOME BEFORE INCOME TAX                                                     (405,449)               34,383
                                                                                  ===========================================
 K.   INCOME TAX                                                                                  2,334                11,897
                                                                                  -------------------------------------------
      NET (LOSS) / INCOME FOR THE PERIOD                                                       (407,783)               22,486
=============================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.-------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                         For the period of three months
              commenced January 1, 2002 and ended March 31, 2002.
        In comparative format with the same period of the previous year
                  (figures stated in thousands of US dollars)

====================================================================================================================
                                                                               3.31.02               3.31.01
                                                                         -------------------------------------------
  Changes in cash
  Cash and due from banks at beginning of fiscal year                                 168,228               277,553
  (Decrease) / Increase in cash                                                      (76,579)               221,197
                                                                         -------------------------------------------
  Cash and due from banks at end of period                                             91,649               498,750
                                                                         ===========================================

  Reasons for changes in cash
  Financial income collected                                                           80,449               192,134
  Income from services collected                                                       26,165                53,159
  Less:
  Financial expenses paid                                                             (77,193)              (97,101)
  Expenses for services paid                                                           (5,749)              (10,279)
  Administrative expenses paid                                                        (35,938)              (58,919)
                                                                         -------------------------------------------
  Cash provided by operations                                                         (12,266)               78,994
                                                                         ===========================================
  Other sources of cash

  Increase in other liabilities                                                           114                     -

  Net increase in other liabilities resulting from financial brokerage                432,217                     -

  Net decrease in government and corporate securities                                   4,271                     -

  Net decrease in loans                                                               128,240                     -

  Net decrease in other receivables resulting from financial brokerage                 89,498               561,987

  Net decrease in other assets                                                         74,601                     -

  Capital contributions                                                                     -                   379

  Other sources of cash                                                               157,087                 6,554
                                                                         -------------------------------------------
  Total sources of cash                                                               886,028               568,920
                                                                         -------------------------------------------
  Other uses of cash
  Net increase  in government and corporate securities                                   (571)              (92,415)

  Net increase in loans                                                                     -               (22,934)

  Net increase in other receivables resulting from financial brokerage                (21,326)                    -
  Net increase in other assets                                                           (406)              (30,237)
  Net decrease in deposits                                                           (838,518)              (31,499)
  Net decrease in other liabilities resulting from financial brokerage                     (6)             (226,793)

  Net decrease in other liabilities                                                    (1,895)               (6,196)

  Cash dividends paid                                                                       -               (15,214)
  Other uses of cash                                                                  (48,770)               (1,429)
                                                                         -------------------------------------------
  Total uses of cash                                                                 (911,492)             (426,717)
                                                                         -------------------------------------------
  Monetary result of cash and due from banks                                          (38,849)                    -
====================================================================================================================
  (Decrease) / Increase in cash                                                      (76,579)               221,197
====================================================================================================================
--------------------------------------------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.----------------------------------
--------------------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                         For the period of three months
              commenced January 1, 2002 and ended March 31, 2002.
        In comparative format with the same period of the previous year
                  (figures stated in thousands of US dollars)
--------------------------------------------------------------------------------

     NOTE 1:   ARGENTINE ECONOMIC CONTEXT---------------------------------------
     ------    --------------------------
--------------------------------------------------------------------------------

               The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.------------------------------------------------------------

     NOTE 2:   FINANCIAL STATEMENT PRESENTATION---------------------------------
               --------------------------------
--------------------------------------------------------------------------------
               The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.).--------------------------------------
               In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.------------------------------------------------------------
               To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (W.P.I.) published by the National Institute of Statistics and Census (I.N.D.E.C.), and considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.------------------------------------------------------------
               It should be noted that for comparative purposes, the balances as of March 31, 2001 have been stated in constant monetary units as of March 31, 2002.-----------------------------------------------
               -----------------------------------------------------------------

     NOTE 3:   ACCOUNTING POLICIES----------------------------------------------
               -------------------
               -----------------------------------------------------------------
               The consolidated financial statements have been prepared in line with Argentine Central Bank rules and Technical Pronouncements No. 4, 5, 6, 10 and 12 of the F.A.C.P.C.E..----------------------

               Below, are the most important accounting policies used in preparing the consolidated financial statements:-----------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               a.   Financial statement consolidation---------------------------
               -----------------------------------------------------------------
                    The statements of financial condition, income statements and statements of cash flows of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis as of March 31, 2002, whereas the financial statements of Banco de Galicia y Buenos Aires S.A. and Net investment S.A. have been consolidated on that basis as of March 31, 2001.-------------------------------------------------------
                    ------------------------------------------------------------
                    Grupo Financiero Galicia S.A. obtained the controlling interest in Banco de Galicia y Buenos Aires S.A. and Net investment S.A. during the quarter ended September 30, 2000, and the controlling interest in Galicia Warrants S.A. and Sudamericana Holding S.A.., during the quarter ended September 30, 2001.-----------------------------------------
                    ------------------------------------------------------------
                    The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to Argentine Central Bank regulations. For this reason the Company has adopted the disclosure criteria followed by Banco de Galicia y Buenos Aires S.A..------------------------------------------------
                    Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards prevailing in Argentina. The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos in line with Argentine Central Bank rules and the provisions of Technical Pronouncement No. 13 of the F.A.C.P.C.E..--------- As of March 31, 2002, the application of the economic measures mentioned in Note 1 to the financial statements led to the foreign branches of Banco de Galicia y Buenos Aires S.A. recording deficits in their equity, as a result of the devaluation of Argentine currency and the mandatory conversion into pesos of a portion of their receivables in foreign currency subject to the Argentine legislation and which were not included in the computation of the
                    Compensating and Coverage Bonds. This effect has been recognized in the financial statements of Banco de Galicia y Buenos Aires S.A. by recording a provision in liabilities, equivalent to the deficit in the equity of the mentioned branches.---------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
     ------    -----------------------------------------------------------------
                    The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control bodies, the financial statements of that Bank have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, the recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002. To this end, the restatement method established by that Communique, which is in accordance with the guidelines of Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.--------------------------------------------
                    ------------------------------------------------------------

               b.   Consistency of accounting policies--------------------------
                    ------------------------------------------------------------
                    The accounting policies used for preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by its controlling company.----------------------------------------
                    ------------------------------------------------------------
                    The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:----------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    b.1. - Foreign currency Assets and Liabilities------------- These are stated at the Banco de la Nacion Argentina selling rate of exchange prevailing at the close of operations on the last business day of each fiscal year.------------------
                    ------------------------------------------------------------
                    b.2. -  Gold Bullion----------------------------------------
                    This is  valued  at the  most  recent  U.S.  dollar  closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.------------------- The procedure described in item b.1. was followed for translating it into Argentine currency.---------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------

                    b.3. - Government and Corporate Securities------------------
                    ------------------------------------------------------------
                    b.3.a. - Government Securities------------------------------
                    I) Holdings of investment accounts securities:
                    ------------------------------------------------------------
                    From June 1, 2001 to the time of the exchange mentioned in point b.4., holdings included in investment accounts were recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. This criterion was established by Argentine Central Bank Communique "A" 3278 dated June 1, 2001.-------- This changed the criterion applicable at that date, by which holdings included in investment accounts were recorded at cost, increased up to the maturity date based on the interest arising from the related coupon. This criterion was applied in the period of nine months ended March 31, 2001. At that date, the use of the net realizable value criterion for the position in investment accounts would lead to a decrease of US$ 54,073 in the assets and shareholders' equity and to a decrease of US$ 30,599 in the result reported for the period of three months.--------------------
                    ------------------------------------------------------------
                    II) Holdings of trading securities:------------------------- These are stated at the closing quotation for each security at the end of the period, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses where applicable.--------------------------
                    ------------------------------------------------------------
                    III) Others - Listed:---------------------------------------
                    These have been valued at their quotation, as indicated in point II) above.--------------------------------------------
                    ------------------------------------------------------------
                    IV)Unlisted:------------------------------------------------
                    These are valued at the acquisition cost plus income accrued up to the end of the year, where applicable.----------------
                    ------------------------------------------------------------
                    b.3.b. - Listed Corporate Securities------------------------
                    These are valued at the quotation prevailing at the end of the period, net of estimated selling expenses, where applicable.-------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
                    b.4. Secured Loans------------------------------------------
                    Within the framework of decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.---------- The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged must be recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.-------------------------
                    ------------------------------------------------------------
                    As a result of the exchange transaction described above, as of March 31, 2002, Banco de Galicia y Buenos Aires S.A. records Secured Loans for US$ 1,757,217, which includes the gain of US$ 26,245 resulting from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged, which was recorded in an asset adjustment account.-----------------------------------------
                    ------------------------------------------------------------
                    In line with Decree 644 dated April 18, 2002, the principal changes are as follows:-------------------------------------
                    - The conversion into pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, as established by Section 1 of Decree No. 471/02.
                    - The new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02.--------
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------

                    b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns-----------------------------------------------------
                    For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.------------------------------------------

                    For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.------------------------------------------------------
                    ------------------------------------------------------------
                    Since January 1997 Banco de Galicia y Buenos Aires S.A. has been receiving placements subject to variable returns in line with the system envisaged by Argentine Central Bank Communique "A" 2482. The fixed return for each transaction is accrued in the manner mentioned in the first paragraph, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.------------------------------------------------------
                    ------------------------------------------------------------
                    For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos in accordance with Decree 214/02, the adjustment from the application of the CER was accrued at period end, where applicable.-------------------------------------------------
                    b.6. - Assets Under Financial Leases------------------------
                    These are stated at the acquisition cost less accumulated depreciation.-----------------------------------------------
                    ------------------------------------------------------------
                    b.7. - Equity interests in other companies------------------
                    ------------------------------------------------------------
                    b.7.a. - In financial institutions and supplementary and authorized activities---------------------------------------
                    - Controlled companies--------------------------------------
                    Argentine:--------------------------------------------------
                    The equity investments in controlled companies are stated at their equity values.----------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
                    The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2001 because, at the date of these financial statements that company does not have audited financial statements.-------------------------------
                    As a result of the application of the economic measures described in Note 1, Galicia Capital Markets S.A. reported a deficit in its equity. This effect has been recognized in Banco de Galicia y Buenos Aires S.A.'s financial statements by recording a provision under liabilities.------
                    ------------------------------------------------------------
                    Foreign:----------------------------------------------------
                    As regards the interests in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited, the statement made in
                    Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries" has been applied.-----------------------------
                    In the period of nine months ended March 31, 2001, their value was determined using the equity method of accounting, based on financial statements originally issued in foreign currency. For conversion into local currency the mentioned procedure for foreign branches and subsidiaries was used. This procedure follows the guidelines established by the Argentine Central Bank in this respect and is in agreement with professional accounting standards.---------------------
                    ------------------------------------------------------------
                    - Minority interests----------------------------------------
                    Argentine:--------------------------------------------------
                    Minority interests have been valued at cost restated as mentioned in point a. above, plus stock dividends.--
                    ------------------------------------------------------------
                    Foreign:----------------------------------------------------
                    These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.------------------ The procedure mentioned in point b.1. was followed for conversion of foreign currency equity interests into local currency.---------------------------------------------------
                    b.7.b. - In other companies---------------------------------
                    - Minority interests----------------------------------------
                    Argentine:--------------------------------------------------
                    These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.--------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
                    The equity interests in Net Investment S.A., Sudamericana Holding S.A. and Galicia Warrants S.A. have been valued according to the equity method of accounting. In addition, the Company has valued its equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. based on financial statements prepared as of December 31, 2001 and as of January 31, 2002, respectively.-----------------------------
                    ------------------------------------------------------------
                    Foreign:----------------------------------------------------
                    These are stated at the acquisition cost, plus stock dividends, recognized at their face value.------------------ The procedure referred to in point b.1. has been applied to translate foreign currency equity interests into local currency.---------------------------------------------------
                    ------------------------------------------------------------
                    b.8. - Fixed assets and miscellaneous assets---------------- Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.-----------------------------------
                    The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.-----------------------------------------------------
                    The net book values of the assets, taken as a whole, are not in excess of their value to the business.-------------------
                    b.9. - Other miscellaneous assets---------------------------
                    Miscellaneous  assets are valued at cost restated (see point
                    a. above), less the corresponding accumulated depreciation.- Those predating August 31, 1995 have been restated following the procedure mentioned in point a..------------------------
                    ------------------------------------------------------------
                    The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.------------------------------------------
                    ------------------------------------------------------------
                    b.10. - Intangible assets-----------------------------------
                    Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.-----------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
                    ------------------------------------------------------------
                    Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".-------------------- The latter item includes the compensation and indemnities paid due to the personnel restructuring, in line with Communique "A" 1879, and supplementary ones and Resolutions No. 92/96 and No. 376/96 of the Argentine Central Bank.-----
                    ------------------------------------------------------------
                    b.11. - Allowance for loan losses and provision for contingencies.----------------------------------------------
                    The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.-------------------------------------
                    ------------------------------------------------------------
                    Argentine Central Bank Communique "A" 3418 resolved to extend for additional 31 days the term in arrears accepted for the permanence of borrowers in the "A" and "B" categories, until February 2002. As regards debtors classified under the "B" and "C" categories that record up to 62 and 121 days in arrears, respectively, whether they belong to the commercial or consumer portfolios, Comunique "A" 3630 established the possibility of financial institutions observing the levels of allowances for the immediately preceding category, for the period from March to June 2002. Banco de Galicia y Buenos Aires S.A. has not exercised this option.--------------------------------------
                    b.12. - Shareholders' equity--------------------------------
                    The Shareholders' Equity accounts have been restated following the procedure mentioned in point a., except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values.-----------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
                    The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment-Capital Adjustment" account.----------------------------------------
                    Income and expenses have been restated regardless of whether they have been collected or paid.---------------------------
                    Monetary results of exposure to inflation were determined as follows:----------------------------------------------------
                    a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.--------------------------------------------------
                    b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses, pursuant to Argentine Central Bank Communique "A" 3702.-------------------------------------------------------
                    c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.------------
                    2) As called for by Communique "A" 3703, the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account. The terms and conditions for reversing this reserve have not yet been established by the Argentine Central Bank.------------------
                    ------------------------------------------------------------
                    b.13. - Income tax and tax on minimum notional income-------
                    ------------------------------------------------------------
                    As of March 31, 2002, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date.--------------------------------------------------
                    In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2001, it is required to pay the tax on minimum notional income.------------------------- Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.--------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 3:   (Continued)------------------------------------------------------
                    ------------------------------------------------------------
                    b.14. - Dismissal Indemnities
                    Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities paid. Those generated by the personnel restructuring in prior periods have been deferred in the
                    Intangible Assets account, as indicated in point b.10. above.------------------------------------------------------
                    The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities
                    - Provisions for Dismissal Indemnities".--------------------
                    ------------------------------------------------------------
                    As of March 31, 2002 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 58,152. As of March 31, 2001, the total amount in this respect was US$ 37,319.-----------------------------------------------------
                    ------------------------------------------------------------
     NOTE 4:   BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES
               -----------------------------------------------------------------
               The basic information concerning the controlled entities is disclosed in Note 12 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..--------------------------------
               -----------------------------------------------------------------
               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.-------
               -----------------------------------------------------------------
               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. and Net Investment B.V.. As of March 31, 2002, Net Investment S.A. held the following percentages of equity interests:------------------------------------------------

               =================================================================
                  ISSUER COMPANY          % OF CAPITAL      % OF VOTES
               -----------------------------------------------------------------
               B2Agro S.A.                     93.75            93.75
               -----------------------------------------------------------------
               Net Investment B.V.               100              100
               =================================================================
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 4:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of three months as of December 31, 2001, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A. and Medigap Salud S.A. (former Hartford Salud S.A.). As of December 31, 2001, Sudamericana Holding S.A. held the following equity percentages:--------------

----------------------------------------------------------------------------------------------------------------------
               ==============================================================================================
                                     ISSUER COMPANY                          % OF CAPITAL      % OF VOTES
               ----------------------------------------------------------------------------------------------
               Aseguradora de Personas Galicia S.A. (former Hartford                  99.99            99.99
               Seguros de Vida S.A.)
               ----------------------------------------------------------------------------------------------
               Instituto de Salta Seguros de Vida S.A.                                90.00            90.00
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------
               Galicia Retiro Cia. de Seguros S.A.                                    99.99            99.99
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------
               Galicia Vida Cia. de Seguros S.A.                                      99.99            99.99
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------
               Medigap Salud S.A. (former Hartford Salud S.A.)                        99.99            99.99
               ==============================================================================================
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

               For consolidation purposes, as of March 31, 2001 the Consolidated Financial Statements of Banco de Galicia y Buenos Aires S.A. have been adapted to cover the same period as that of Grupo Financiero Galicia S.A. the financial statements of that entity as of March 31, 2002 and 2001 include the assets, liabilities and results of the controlled entities detailed below:--------------------------

               -------------------------------------------------------------------------------------------------------
               ==================================================================================================
                                                         as of March 31, 2002
               --------------------------------------------------------------------------------------------------
                                                                                           PERCENTAGE OF
                            ISSUER COMPANY                         SHARES                  INTEREST HELD IN
               --------------------------------------------------------------------------------------------------
                                                                                         TOTAL       POSSIBLE
                                                             TYPE         NUMBER        CAPITAL        VOTES
               --------------------------------------------------------------------------------------------------
               BANCO GALICIA URUGUAY S.A.                  Ordinary          13,375        100.00        100.00
               --------------------------------------------------------------------------------------------------
               TARJETAS REGIONALES S.A.                      Ord.        70,834,138     68.218539     68.218539
                                                           Book-entry
               --------------------------------------------------------------------------------------------------
               GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                                           Book-entry
               --------------------------------------------------------------------------------------------------
                GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                                            Book-entry
               --------------------------------------------------------------------------------------------------
                AGRO GALICIA S.A.                             Ord.           247,500         99.00         99.00
                                                            Book-entry
               --------------------------------------------------------------------------------------------------
                GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                                            Book-entry
               --------------------------------------------------------------------------------------------------
                GALICIA Y BS. AS. SECURITIES (UK) LTD.      Ordinary         500,000        100.00        100.00
               ==================================================================================================
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 4:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------

               ==================================================================================================
                              as of March 31, 2001
               --------------------------------------------------------------------------------------------------
                                                                                               PERCENTAGE OF
                               ISSUER COMPANY                          SHARES                 INTEREST HELD IN
               --------------------------------------------------------------------------------------------------
                                                                                             TOTAL      POSSIBLE
                                                                 TYPE          NUMBER       CAPITAL       VOTES
               --------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                   Ordinary           13,375      100.00        100.00
               ---------------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                       Ord.             99,990        0.30          0.30
                                                               Book-entry
               ---------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990       99.99         99.99
                                                               Book-entry
               ---------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700       99.98         99.98
                                                               Book-entry
               ---------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                              Ord.            247,500       99.00         99.00
                                                               Book-entry
               ---------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996       99.99         99.99
                                                               Book-entry
               ---------------------------------------------------------------------------------------------------
                  GALICIA Y BS. AS. SECURITIES (UK) LTD.       Ordinary          500,000      100.00        100.00
               ===================================================================================================
               ---------------------------------------------------------------------------------------------------
               ---------------------------------------------------------------------------------------------------

               ===================================================================================================
                                                          As of March 31, 2002
               ---------------------------------------------------------------------------------------------------
               ---------------------------------------------------------------------------------------------------
                                                              ASSETS     LIABILITIES    SHAREHOLDERS'     RESULTS (*)
                                                                                            EQUITY
               -----------------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                      -             -                  -             -
               -----------------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                      182,450       177,254             5,196       (50,745)
               -------------------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                   11,118        12,415            (1,297)       (6,554)
               -------------------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.                2,448           554             1,894           359
               -------------------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A.                                 233            97               136           (20)
               -------------------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA              4,058         1,425             2,633            910
               -------------------------------------------------------------------------------------------------------
                  GALICIA Y BS. AS. SECURITIES (UK) LTD.          1,545           306             1,239            674
               ============================================ =========== ============= ================== =============
               -------------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------
                  =====================================================================================================
                                                             as of March 31, 2001
               --------------------------------------------------------------------------------------------------------
                               ISSUER COMPANY                 ASSETS     LIABILITIES    SHAREHOLDERS'     RESULTS (*)
                                                                                            EQUITY
               --------------------------------------------- ----------- ------------- ------------------ -------------
                  BANCO GALICIA URUGUAY S.A.                  1,028,413       941,098             87,315         4,807
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  TARJETAS REGIONALES S.A.                      235,711       209,214             26,497           356
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  GALICIA CAPITAL MARKETS S.A.                    9,972         5,561              4,411            91
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  GALICIA FACTORING Y LEASING S.A.                1,516           255              1,261            24
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  AGRO GALICIA S.A.                                 381           233                148             5
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  GALICIA VALORES S.A. SOC. DE BOLSA              2,389           882              1,507            71
                  ------------------------------------------ ----------- ------------- ------------------ -------------
                  GALICIA Y BS. AS. SECURITIES (UK) LTD.            545            76                469            32
                  ========================================== =========== ============= ================== =============
                  ----------------------------------------------------------------------------------------------------

                  (**) corresponding to the period of three months ended March 31, 2001.-----------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  The Financial Statements of the controlled entities have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank.-----------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 4:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Limited have not been consolidated as of March 31, 2002 (see Note 1 to the financial statements).---------------------------------------
               In the period of nine months ended March 31, 2001, special financial statements of Banco Galicia Uruguay S.A. as of March 31, 2001, adapted to cover the same period as that of Banco de Galicia y Buenos Aires S.A. were used. These financial statements include the special statement of financial condition, income statement and statement of cash flows of Banco Galicia Uruguay S.A., the balances of which have been consolidated on a line-by-line basis with the special statement of financial condition, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. has a 65.3405 % equity interest and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. Furthermore, the latter statements have been consolidated with those of Tarjetas Regionales S.A. and Galicia Pension Fund Limited, in which Banco Galicia (Cayman) Limited holds a 99.7 % and 100 % equity interest, respectively. In turn, since January 1, 2000, Galicia Pension Fund Limited financial statements have been consolidated with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which Galicia Pension Fund Limited holds a controlling interest of 99.985%.-----------
               -----------------------------------------------------------------
               In the current period, as a result of the new interest percentages owned by shareholders in Tarjetas Regionales S.A., Banco de Galicia y Buenos Aires S.A. holds 68.218539% of the capital stock and voting rights and Banco de Galicia (Cayman) Limited, the remaining 31.781461%.-------------------------------
               -----------------------------------------------------------------
               The financial statements of Banco de Galicia y Buenos Aires S.A. have been consolidated on a line-by-line basis with those of that company.---------------------------------------------------------
               -----------------------------------------------------------------
               The March 31, 2002 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.--------------------------------------------
               The March 31, 2001 financial statements of Tarjetas Regionales S.A. have also been consolidated on a line-by-line basis with those of Tarjetas del Sur S.A.-----------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 4:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               a) The percentages directly held in those companies' capital stock are as follows:---------------------------------------
               -----------------------------------------------------------------

               ============================================== ========================= =========================
                                 Company                              3.31.02                   3.31.01

               ---------------------------------------------- ------------------------- -------------------------
               Tarjetas Cuyanas S.A.                                    60%                       60%
               ---------------------------------------------- ------------------------- -------------------------
               Tarjetas del Mar S.A.                                    50%                       50%
               ---------------------------------------------- ------------------------- -------------------------
               Tarjeta Naranja S.A.                                     80%                       80%
               ---------------------------------------------- ------------------------- -------------------------
               Tarjeta Comfiar S.A.                                     60%                       60%
               ---------------------------------------------- ------------------------- -------------------------
               Tarjetas del Sur S.A.                                     -                        48%
               ============================================== ========================= =========================
               --------------------------------------------------------------------------------------------------

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:-------------------------------------------------
               -----------------------------------------------------------------

               ============================================ ========================= ===========================
                                Company                               3.31.02                   3.31.01
               -------------------------------------------- ------------------------- ---------------------------
               Tarjeta Comfiar S.A.                                   32%                        32%
               -------------------------------------------- ------------------------- ---------------------------
               Tarjetas del Sur S.A.                                   -                         32%
               ============================================ ========================= ===========================

               -----------------------------------------------------------------
               Tarjeta Naranja S.A. financial statements as of March 31, 2002 and 2001 have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock.-------------------------------------------------
               -----------------------------------------------------------------
               Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.---------------------------------
               -----------------------------------------------------------------
               For purposes of the consolidation of those credit card management companies, the March 31, 2002 and February 28, 2001 financial statements of those companies have been used.--------------------
               -----------------------------------------------------------------
               The financial statements of Galicia Capital Markets S.A. include the statement of financial condition, income statement and statement of cash flows of that company, whose balances have been consolidated on a line-by-line basis, with the statement of financial condition, income statement and statement of cash flows of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest and Galicia Equity Analysis S.A., in which it holds a 99.00% controlling interest.-----------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 5:   MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.------------------------------
               -----------------------------------------------------------------
               The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".-------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               As of March 31, 2002 and 2001, the percentages of minority interest are as follows:-----------------------------------------
               -----------------------------------------------------------------

               ============================================== ========================= =========================
                                  Company                             3.31.02                   3.31.01
               ---------------------------------------------- ------------------------- -------------------------
               Banco de Galicia y Bs. As. S.A.                        6.41446%                  6.51671%
               ---------------------------------------------- ------------------------- -------------------------
               Net Investment S.A.                                    0.80181%                  0.81459%
               ---------------------------------------------- ------------------------- -------------------------
               Sudamericana Holding S.A.                              0.80175%                     -
               ---------------------------------------------- ------------------------- -------------------------
               Galicia Warrants S.A.                                  0.80181%                     -
               ---------------------------------------------- ------------------------- -------------------------
               B2Agro S.A.                                            7.00169%                 17.34549%
               ---------------------------------------------- ------------------------- -------------------------
               Net Investment B.V.                                    0.80181%                     -
               ---------------------------------------------- ------------------------- -------------------------
               BtoB Comercial S.A.                                       -                      0.81432%
               ---------------------------------------------- ------------------------- -------------------------
               Aseguradora de Personas Galicia S.A. (former
               Hartford Seguros de Vida S.A.)                         0.80234%                     -
               ---------------------------------------------- ------------------------- -------------------------
               Medigap  Salud S.A.  (former  Hartford  Salud          0.81002%                     -
               S.A.)
               ---------------------------------------------- ------------------------- -------------------------
               Instituto de Salta Seguros de Vida S.A.               10.72158%                     -
               ---------------------------------------------- ------------------------- -------------------------
               Galicia Retiro Cia. de Seguros S.A.                    0.80188%                     -
               ---------------------------------------------- ------------------------- -------------------------
               Galicia Vida Cia. de Seguros S.A.                      0.80190%                     -
               ============================================== ========================= =========================

               -----------------------------------------------------------------
               In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:----------------------
               -----------------------------------------------------------------

               ============================================================= ================= ==================
                                          Company                                 3.31.02            3.31.01
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Valores S.A. Sociedad de Bolsa                             0.01%              0.01%
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Capital Markets S.A.                                       0.01%              0.01%
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Factoring y Leasing S.A.                                   0.02%              0.02%
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Administradora de Fondos S.A. Soc. Gerente                 0.015%            0.015%
               ------------------------------------------------------------- ----------------- ------------------
               Agro Galicia S.A.                                                  1.00%              1.00%
               ------------------------------------------------------------- ----------------- ------------------
               Tarjeta Comfiar S.A.                                               8.00%              8.00%
               ------------------------------------------------------------- ----------------- ------------------
               Tarjetas Cuyanas S.A.                                              40.00%            40.00%
               ------------------------------------------------------------- ----------------- ------------------
               Tarjetas del Mar S.A.                                              50.00%            50.00%
               ------------------------------------------------------------- ----------------- ------------------
               Tarjeta Naranja S.A.                                               20.00%            20.00%
               ------------------------------------------------------------- ----------------- ------------------
               Tarjetas del Sur S.A.                                                -               20.00%
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Advent Corporation Limited                                 42.11%            42.11%
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Equity Analysis S.A.                                       1.00%              1.00%
               ------------------------------------------------------------- ----------------- ------------------
               Cobranzas Regionales S.A.                                         19.904%            19.904%
               ============================================================= ================= ==================

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 6:   RESTRICTED ASSETS------------------------------------------------
               -----------------------------------------------------------------
               As of March 31, 2002, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as mentioned below:----------------------
               -----------------------------------------------------------------
               a.  Funds and Government Securities------------------------------
               Banco de Galicia y Buenos Aires S.A. has deposited US$ 1,717 in escrow as a guarantee towards third parties in respect of its own transactions. Also, US$ 38,948 have been deposited to guarantee repo transactions with banks located abroad.---------------------
               -----------------------------------------------------------------
               Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 26,126, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in that Decree, effective January 2003.----------------------------------
               -----------------------------------------------------------------
               b. Guarantee for Galtrust II, III, IV and V Financial Trusts---- Mortgage Bills for US$ 1,135 have been deposited in escrow as collateral for the contracts of the Individual Galtrust II, III, IV and V Financial Trusts, in respect of an Initial Minimum Amount of the Reserve Investments, according to contracts signed on December 17, 2001.--------------------------------------------
               -----------------------------------------------------------------
               c. Special Accounts as Collateral for Transactions-------------- Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of March 31, 2002 amounted to US$ 6,759.-------------------------------------------
               -----------------------------------------------------------------
               d. Deposits in favor of the Argentine Central Bank-------------- These have been set up in line with Argentine Central Bank regulations:-----------------------------------------------------
               -----------------------------------------------------------------
               - Communique "A" 1190           US$    178-----------------------
               - Communique "A" 2923           US$  1,235-----------------------
               -----------------------------------------------------------------
               e.  Bank liquidity fund------------------------------------------
               As of March 31, 2002 Banco de Galicia y Buenos Aires S.A. has provided guarantees for US$ 416,704 for the assistance received from the Bank Liquidity Fund.------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 6:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               f. Restricted deposits in favor of Banco de Galicia y Buenos Aires S.A.-------------------------------------------------------
               Funds transferred by other financial institutions in favor of Banco de Galicia y Buenos Aires S.A. in respect of direct sales of portfolios related to the capitalization process involving Banco de Galicia y Buenos Aires S.A. were made available to the latter on May 3, 2002, date of approval of the Capitalization and Liquidity Plan.--------------------------------------------------
               g. Guarantees provided to the Argentine Central Bank------------ As of March 31, 2002, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of US$ 1,504,495 for assistance received to cover temporary lack of liquidity.--------
               -----------------------------------------------------------------
               h. Equity interests in Other Companies-------------------------- Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.------------------------------------
               -----------------------------------------------------------------
               According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.---------
               -----------------------------------------------------------------
               "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:------------------------------------
               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.-------------------------------
               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares -------------------
               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.-----------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 6:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.----------------------------------------
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.---------------------
               - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.----------------------------------------------------------
               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.--------------------------------------------------
               -----------------------------------------------------------------
               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.------------------------------------------------
               -----------------------------------------------------------------
               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. At the date of these financial statements negotiations to postpone the providing of credit assistance to Aguas Argentinas S.A. were still under way, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist.-----------------------------------------------------------
               -----------------------------------------------------------------
               Furthermore, the ability to dispose of government agency bills belonging to the foreign branches for an amount of US$ 53,891 is restricted, as they have been earmarked to comply with the requirements of the regulatory body of the country where they do business.--------------------------------------------------------
               As of March 31, 2001, the total amount of restricted assets earmarked to cover the mentioned items was US$ 133,063.
               -----------------------------------------------------------------
               In addition, as of March 31, 2002 and 2001 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:------------------------------------------------------
               -----------------------------------------------------------------
               a. Galicia Valores S.A. Sociedad de Bolsa:---------------------- As of March 31, 2002 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 725.----------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 6:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               As of March 31, 2001, that company's total restricted assets amounted to US$ 417.---------------------------------------------
               b.  Agro Galicia S.A.:-------------------------------------------
               As of March 31, 2002 Agro Galicia S.A. had one share of Mercado a Termino de Buenos Aires S.A. securing an insurance covering its transactions for US$ 12.-----------------------------------------
               At that date, the Company had a time deposit certificate for US$ 4 thousand, delivered to Mercado a Termino de Rosario S.A. to secure its transactions on that market.-------------------------- Furthermore, third party guarantees provided to Mercado a Termino de Buenos Aires S.A. to secure transactions on this market amounted to US$ 610.---------------------------------------------
               As of March 31, 2001, the restricted assets totalled US$ 246.-------------------------------------------------------------
               -----------------------------------------------------------------
     NOTE 7:   TRUST ACTIVITIES-------------------------------------------------
               -----------------------------------------------------------------
               In order to guarantee compliance with the obligations arising from contracts, the parties thereto have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. certain amounts of money, to be invested in time deposits, according to the following detail:------------------------------------------------
               -----------------------------------------------------------------
               1) US$ 1,772, to comply with the obligations arising from the Freddo S.A.I.C.I. y A share purchase agreement.------------------
               -----------------------------------------------------------------
               2)  US$  21,452,  in  order  to  guarantee  compliance  with  the obligations arising from the Musimundo S.A. share purchase agreement.-------------------------------------------------------
               -----------------------------------------------------------------
               3) In order to guarantee compliance with the obligations arising from the Gasparini Gianni and others share purchase agreement, the buyers and sellers have agreed to deliver US$ 924 in trust to Banco de Galicia y Buenos Aires S.A.-----------------------------
               -----------------------------------------------------------------
               4) US$ 12, to comply with the obligations arising from the Service Corporation International Argentina S.R.L. share purchase agreement.-------------------------------------------------------
               -----------------------------------------------------------------
               5) US$ 19 thousand, in order to guarantee compliance with the obligations arising from the trust agreement signed by Eduardo Sumic and Ericides Ciani.----------------------------------------
               -----------------------------------------------------------------
               The above-mentioned amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with the contract stipulations.--------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 8:   NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES-----------------
               -----------------------------------------------------------------
               a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations------------------------------------------------------
               -----------------------------------------------------------------
               a.1) As of March 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:------
               -----------------------------------------------------------------

               =========================================================================================
                                                                                    ISSUE
               ISSUE DATE         FACE VALUE         TERM         RATE           AUTHORIZED
                                (in thousands)                                     BY THE
                                                                                   NATIONAL
                                                                                  SECURITIES
                                                                                  COMMISSION
               -----------------------------------------------------------------------------------------
                11.08.93           200,000         10 years       9.00%            10.08.93
               =========================================================================================

               -----------------------------------------------------------------
               a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of March 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:--
               -----------------------------------------------------------------

               =========================================================================================
                                                                                    ISSUE
               ISSUE DATE         FACE VALUE         TERM         RATE           AUTHORIZED
                                (in thousands)                                     BY THE
                                                                                   NATIONAL
                                                                                  SECURITIES
                                                                                  COMMISSION
               -----------------------------------------------------------------------------------------
                07.08.97           150,000         1,825 days     (1)            08.02.93 and
                                                                                  12.20.94
               =========================================================================================
               -----------------------------------------------------------------------------------------
               (1) On the interest  payment  dates falling due in August 2001 or before, Libor plus
               1.625%-----------------------------------------------------------------------------------

               -----------------------------------------------------------------
               a.3) The Shareholders' Meeting held on September 30, 1997 authorized the creation of a Global Program for a maximum total amount equivalent to US$ 500,000.--------------------------------
               As of March 31, 2002 Banco de Galicia y Buenos Aires S.A. had no negotiable obligation issues outstanding under this program.-----
               -----------------------------------------------------------------
               a.4) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.--------------------------- As of March 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:-----------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 8:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------

               ===========================================================================================
                                                                                   ISSUE
               ISSUE DATE         FACE VALUE         TERM         RATE           AUTHORIZED
                                (in thousands)                                     BY THE
                                                                                  NATIONAL
                                                                                 SECURITIES
                                                                                 COMMISSION
               -------------------------------------------------------------------------------------------
                12.20.00           44,444(*)       1,825 days     Libor plus 2%    04.22.98
               -------------------------------------------------------------------------------------------
                06.11.01           10,667(*)       1,653 days     Libor plus 2%    04.22.98
               ===========================================================================================
               (*)  On December 20, 2001, the first installment  was  amortized  for a face value of 5,556 and 1,333, respectively.-------------------------------------------------------------------
               -------------------------------------------------------------------------------------------

               The Meeting of Shareholders held on September 26, 2001 ratified the powers previously vested in the Board of Directors in connection with the programs referred to in sections a.3) and a.4) above.------------------------------------------------------
               -----------------------------------------------------------------
               a.5) The  Meeting of  Shareholders  held on  September  26,  2001 approved the issue of subordinated negotiable obligations, convertible into ordinary, book-entry, class "B" shares, with a face value of $ 0.001 each and entitled to one vote per share, for a total amount of up to US$ 200,000. That meeting of shareholders vested the Board of Directors of Banco de Galicia y Buenos Aires S.A. with the powers to set the issue terms and conditions, including the amount and date of issue. That Board of Directors has not resolved this issue so far. An objection to this Meeting of Shareholders has been filed before the court by the minority shareholders of that Entity, Theseus S.A. and Lagarcue S.A., which represent 2.07% and 3.35% of the capital stock and are controlled by Ms. Maria Isabel Escasany.-----------
               -----------------------------------------------------------------
               b) In addition, the New York branch launched a medium-term debt securities program for up to US$ 500,000, of which US$ 200,000 were outstanding at the end of the period. After the end of the period, those debt securities were exchanged for securities issued by Banco de Galicia y Buenos Aires S.A., under the liability restructuring plan involving the Branch.---------------
               -----------------------------------------------------------------
               As of March 31, 2002 and 2001, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 413,213 and US$ 484,997, respectively, and was used in accordance with the provisions of Communique "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communique.------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 8:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               c) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations and other debt securities--------
               -----------------------------------------------------------------
               In addition to those of Banco de Galicia y Buenos Aires S.A., as of March 31, 2002, the consolidated companies had the following negotiable obligation issues outstanding:------------------------
               -----------------------------------------------------------------

                 ================================================================================================
                         ISSUER COMPANY           ISSUE         FACE VALUE       TERM       RATE       SERIES
                                                  DATE             (in
                                                                thousands)
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjeta Naranja S.A. (3)          05.12.01         24.900       90 days    15,82%        XXV
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjetas del Mar S.A. (2)         05.12.01         15.400       90 days    14,92%          X
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjeta Naranja S.A.              18.01.02         28.000      343 days     9,88%      XXVII
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjeta Naranja S.A. (*)          18.01.02         20.000       90 days     9,89%        VII
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjetas Cuyanas S.A. (1)         23.01.02         12.000       90 days     8,92%        XII
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjeta Naranja S.A.              30.01.02         27.500      121 days     8,86%     XXVIII
                 -------------------------------- ------------ --------------- ----------- --------- ------------
                 Tarjeta Naranja S.A.              30.01.02         27.500      149 days     8,80%       XXIX
                 ================================================================================================
               ----------------------------------------------------------------------------------------------------
                 (*) As a result of the merger agreement  signed by Tarjeta Naranja S.A. and Tarjetas del Sur S.A.,
                 Tarjeta Naranja S.A. added the negotiable obligation issue program of the merged company.---------
               ----------------------------------------------------------------------------------------------------

               (1) As of March 31, 2002, this liability has been valued by Tarjetas Cuyanas S.A. at the exchange rate of $1.40 per US dollar, because the Board of Directors considers that it will ultimately be settled applying that exchange rate. Should Series XII of Negotiable Obligations have been valued at period-end selling exchange rate, as established by professional accounting standards, liabilities would have increased by approximately US$ 6,400. The estimated effect on the financial statements of Tarjetas Regionales S.A. would be an increase in liabilities and a decrease of US$ 3,840 in the results for the period and shareholders' equity.-----------------------------------------------------
                ----------------------------------------------------------------
               (2) On March 4, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the National Securities Commission that it has decided to request an extension of the payment term for 120 days from the holders of Negotiable Obligations Series X for US$ 5,133, which fell due on March 5, 2002. During this term, interest accrued on the obligations will be acknowledged and payable monthly in advance, at a rate of 14.92%.-----------------------------------------------------
                 ---------------------------------------------------------------

               (3) At period end, partial settlements had been made, US$ 16,825 remaining outstanding. In view of the lack of a definition of the legal and economic framework, the Board of Directors of Tarjeta Naranja S.A. is currently evaluating the payment proposal to be made to the holders of the obligations.------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 8:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
                    As of March 31, 2002,  there are  financial  liabilities  in foreign  currency  for US$ 42,341  that have been  valued by that  company at the  exchange  rate of $1.40 per US dollar.
                    Should  those  liabilities  have been  valued at  period-end
                    selling   exchange  rate,  as  established  by  professional
                    accounting  standards,  such liabilities would have increase by  approximately  US$ 48,333.  The estimated  effect on the financial statements of Tarjetas Regionales S.A. would be an increase in liabilities  and a decrease of US$ 38,667 in the results for the period and shareholders' equity.------------
                    ------------------------------------------------------------
               As indicated in points (1) and (3) above, the estimated effect on the financial statements of the Company would be an increase in liabilities and a decrease of US$ 27,137 in the results for the period and shareholders' equity.---------------------------------
               -----------------------------------------------------------------
     NOTE 9:   DEPOSIT INSURANCE SYSTEM-----------------------------------------
               -----------------------------------------------------------------
               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.-------------- Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.--------------------------- The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 30 denominated either in pesos or in foreign currency.----------------------------------
               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.------------------------- Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.---------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 9:   (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.------------------------------------------------------
               -----------------------------------------------------------------
               As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.-----------------------------------------
               -----------------------------------------------------------------
               As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of March 31, 2002 the normal contribution to the Deposit Insurance Fund amounted to US$ 50,586, of which US$ 2,050 correspond to the current period.--------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

     NOTE 10:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS--------------
               -----------------------------------------------------------------
               The Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at the end of the fiscal year, plus (less) prior year adjustments must be allocated to the legal reserve.---------------------------------------------------
               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.------------------------- As a result of the facts described in Note 1 to these financial statements, through resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.--------------------
               -----------------------------------------------------------------
               Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.-----------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 11:  NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)----
               -----------------------------------------------------------------
               a)  Resolutions No. 147/90, 178/91 and 252/94--------------------
               In line with the requirements of the above mentioned resolutions, concerning the "Minimum Equity" that Banco de Galicia y Buenos Aires S.A. is required to have under Argentine Central Bank rules, we confirm that Banco de Galicia y Buenos Aires S.A. fulfilled these requirements in excess, and that such equity was fully paid up at the end of the fiscal period.-------------------
               -----------------------------------------------------------------
               b)  Resolution No. 161/90----------------------------------------
               As depository of the mutual funds "Fima Acciones", "Fima P.B. Acciones", "Fima Renta en Pesos", "Fima Renta en Dolares", "Fima Mix Plus", "Fima Mix", "Fima Renta Corto Plazo", "Fima Money Market en Pesos", "Fima Money Market en Dolares", "Fima Global Assets" and "Fima Renta Latinoamericana" and in compliance with
               Section 3 of the mentioned Resolution, Banco de Galicia y Buenos Aires S.A. has a total of 198,501,844 units under custody for a market value of US$ 29,303, which is included in the "Depositors of Securities in Custody" account.-------------------------------
               -----------------------------------------------------------------
               As of March 31, 2001, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totalled 677,706,111 units and their market value amounted to US$ 240,751.----------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
     NOTE 12: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")-----------------------------------------------------
               -----------------------------------------------------------------
               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.---------------------------------------------------------------
               -----------------------------------------------------------------
               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 12:  (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.-----------------------------------------
               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection until the definitive judgment is issued about whether this supposed claim is applicable----------------------------------------------------
               -----------------------------------------------------------------
               This latter measure is firm. Concerning the matters at issue stated in the claim for a temporary restraining order filed, such claim has been sustained and it was resolved that OSBA does not have any legal authority to make verifications, assess possible debts or bring legal actions for tax collection, on the grounds of Section 17, subsection f) of Law 19322.-----------------------
               -----------------------------------------------------------------
               This resolution was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.--------------------- Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.---------------------------------------------------------
               -----------------------------------------------------------------
               In addition, the AFIP issued Order No. 6/99 ratifying Resolution No. 9/99, which holds that OSBA is a legal entity other than the ISSB, and therefore not having any legal authority to claim the contribution set by Section 17, subsection f) of Law 19322.------
               -----------------------------------------------------------------
               Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly--------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 13:  REGULATIONS ON BANK CURRENT ACCOUNTS-----------------------------
               -----------------------------------------------------------------
               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.-------------------------
               -----------------------------------------------------------------
               In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.--- In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:-------- "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos (US$ 5) and a maximum of two million pesos (US$ 667) for each institution, based on the number of non-compliances by each one".---------- In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de
               Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to
               Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.--------------------------------
               -----------------------------------------------------------------
               Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.-------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 14:  SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST--------
               -----------------------------------------------------------------
               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.---------------------------------------------
               -----------------------------------------------------------------
               The  trustee  of those  trusts  will be First  Trust of New York,
               National Association, through its permanent representation in Argentina.-------------------------------------------------------
               -----------------------------------------------------------------
               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.-----------------------------------------------
               -----------------------------------------------------------------
               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.----------------
               -----------------------------------------------------------------
               As of March 31, 2002, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for US$ 161,342.---------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
     NOTE 15: SETTING UP OF THE "GALTRUST II, III, IV and V" INDIVIDUAL FINANCIAL TRUSTS-------------------------------------------------
               -----------------------------------------------------------------
               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 15:  (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               The trustee of the those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina--------------------------------------------------------
               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.--- Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.----------------------------
               As of March 31, 2002, Banco de Galicia y Buenos Aires S.A. the New York Branch and and Banco de Galicia Uruguay S.A. held in their portfolio US$ 21,712, US$ 33,333 and US$ 23,639, respectively.----------------------------------------------------
               -----------------------------------------------------------------
     NOTE 16:  GALICIA 2004 AND 2005 TRUSTS-------------------------------------
               -----------------------------------------------------------------
               On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of Banco de Galicia y Buenos Aires S.A.. The total amount of US$ 4,000 transferred to the trustee by the Galicia 2004 Trust was used for the purchase of 855,442 shares and 189,116 ADS in Grupo Financiero Galicia S.A..- Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.-----------------------------------------------------------
               -----------------------------------------------------------------
     NOTE 17:  MUTUAL FUND ADMINISTRATION AND MANAGEMENT ACTIVITIES-------------
               -----------------------------------------------------------------
               Galicia Administradora de Fondos S.A. Sociedad Gerente manages and administers eleven mutual funds, for which Banco deGalicia y Buenos Aires S.A. is the depository bank (see Note 11
               b)).-------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 18:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES--------------------
               -----------------------------------------------------------------
               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those as of March 31, 2001, the previous financial closing date, in order to disclose the changes in those assets and liabilities during the period commenced January 1, 2002 and ended March 31, 2002 is as follows:---------------------
               -----------------------------------------------------------------

               ===========================================================================================
                                                                                 3.31.02          3.31.01
                                                                                --------------------------
                                                                                --------------------------
                   ASSETS                                                       --------------------------
                   LOANS                                                        3,342,352       4,122,582
                                                                                --------------------------
                   -To the non-financial public sector                          2,059,131       1,143,926
                   -To the financial sector                                        28,945         184,092
                   -To the non-financial private sector and residents abroad    1,426,903       2,918,362
                     -Overdraft facilities                                         98,078         200,828
                     -Notes                                                       368,169         960,058
                     -Mortgage loans                                              426,123         727,931
                     -Pledge loans                                                 40,027         173,789
                     -Consumer loans                                               74,097         155,990
                     -Credit card loans                                           230,114         358,304
                     -Other                                                       130,993         289,962
                     -Accrued interest and quotation differences receivable        71,762          72,610
                     -Documented interest                                         (9,751)        (18,818)
                     -Unallocated collections                                     (2,709)         (2,292)
                   -Allowances for loan losses                                  (172,627)       (123,798)
                                                                                --------------------------
                   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE         2,276,844       2,068,040
                                                                                --------------------------
                   -Argentine Central Bank                                         12,493         721,990
                   -Amounts receivable for spot and forward sales to be settled    15,749         570,014
                    -Securities receivable for spot and forward purchases to
                     be settled                                                   385,585         334,630
                   -Premiums on options bought                                         71             161
                   -Unlisted negotiable obligations                                23,188          42,787
                   -Other not included in the debtor classification regulations 1,763,879         181,780
                   -Other included in the debtor classification regulations       109,542         215,047
                   -Accrued interest receivable not included in the debtor
                    classification regulations                                         66              11
                   - Accrued interest receivable included in the debtor
                     classification regulations                                     1,924           6,085
                   -Allowances                                                   (35,653)         (4,465)
                   =======================================================================================

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------
                  --------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 18:  (Continued)------------------------------------------------------
               -----------------------------------------------------------------

               ===========================================================================================
                                                                                 3.31.02          3.31.01
                                                                                -----------------------------
                                                                                -----------------------------
                   LIABILITIES                                                  -----------------------------
                    DEPOSITS                                                     1,795,825         3,960,761
                                                                                -----------------------------
                    -Non-financial public sector                                     1,758             2,819
                    -Financial sector                                                  918             2,159
                    -Non-financial private sector and residents abroad           1,793,149         3,955,783
                      -Current accounts                                            528,051           239,879
                      -Savings accounts                                            207,218           644,860
                      -Time deposits                                               109,573         2,851,645
                      -Investment accounts                                               -            71,407
                      -Other                                                       903,570           108,874
                      -Accrued interest and quotation differences payable           44,737            39,118
                                                                                -----------------------------
                    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE         3,785,895         2,563,748
                                                                                -----------------------------
                    -Argentine Central Bank                                      1,332,579             1,691
                     -Rediscounts to cover lack of liquidity                     1,024,254                 -
                     -Other                                                        308,325             1,691
                   -Banks and international entities                               998,651           389,985
                   -Unsubordinated negotiable obligations                          483,331           556,757
                   -Amounts payable for spot and forward purchases to be
                    settled                                                        211,928           336,397
                   -Securities to be delivered under spot and forward sales
                    to be settled                                                   75,628           926,608
                   -Loans from domestic financial institutions                      77,992            82,931
                   -Other                                                          569,174           246,724
                   -Accrued interest and quotation differences payable              36,612            22,655
               ==============================================================================================

               -----------------------------------------------------------------

     NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.----------------------------------------------
               -----------------------------------------------------------------
               As of March 31, 2002, Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported shortfalls of US$ 23,448, US$ 15,612, US$ 2,687 and US$ 9,601 in
               their working capital and deficits of US$ 5,197, US$ 11,660, US$ 202 and US$ 1,298, respectively, in their equity, and this situation is subject to the provisions of Section 94, subsection
               5) of the  Corporations  Law.------------------------------------
               Accumulated losses of US$ 20,459 reported by Tarjeta Comfiar S.A. and US$ 4,785, reported by Tarjeta del Mar S.A. are in excess of 50% of their corporate capital and irrevocable capital contributions made by their shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital.----------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 20:  SUBSEQUENT EVENTS------------------------------------------------
               -----------------------------------------------------------------
               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans
               Financial Trust" was created, by which mortgage loans for US$ 104,258 were transferred, receiving in exchange US$ 78,193 in cash and certificates of participation for US$ 26,065. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.-------------------- The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 36,000 were transferred and US$ 27,000 in cash and certificates of participation for US$ 9,000 were received in exchange.--------------------------------------------
               Banco de Galicia y Buenos Aires S.A. will act as administrator in both cases.------------------------------------------------------
               The situation described in Note 19 above still persisted after the close of these financial statements.-------------------- In the financial statements issued as of June 30, 2002, the mentioned companies reported deficits in their equity in the amounts shown below:---------------------------------------------
                        COMPANY                     SHAREHOLDERS'
                                                      EQUITY
                                                        US$
                  Tarjeta Comfiar S.A.                  (17,642)
                  Tarjetas Cuyanas S.A.                    (621)
                  Tarjeta Naranja S.A.                  (44,020)
                  Tarjetas del Mar S.A.                  (2,917)
               -----------------------------------------------------------------
               On May 15, 2002, a contract for the purchase and sale of shares was executed, whereby Tarjetas Regionales S.A. acquired from Grupo Bapro S.A. 10,000 ordinary, book-entry shares with a face value of $0.01 each and entitled to one vote per share, all of them representing 50% of the corporate capital and voting rights of Tarjetas del Mar S.A.-----------------------------------------
               As provided for by Section 94, subsection 8 of the Corporations Law, a partner must be added within three months following the acquisition of the entire shareholding.--------------------------
               -----------------------------------------------------------------
               On August 9, 2002, a contract for the purchase and sale of shares was executed, whereby Tarjetas Regionales S.A. transferred a share in Tarjetas del Mar S.A. to Tarjeta Naranja S.A. and was paid the price of US$0.003.--------------------------------------
               In addition, the subsequent events related to the negotiable obligation issues are as follows:--------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 20:  (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               Tarjetas Cuyanas S.A.:-------------------------------------------
               Negotiable Obligations Series XII for US$ 12,000 have not been redeemed upon maturity (April 23, 2002). In view of the lack of a definition of the legal and economic framework, the Board of Directors of Tarjetas Cuyanas S.A. is currently evaluating the payment proposal to be made to the holders of the Obligations, for which it requested that a term of 150 days be granted through letters submitted to the National Securities Commission and the Buenos Aires Stock Exchange.-------------------------------------
               On May 23, 2002, Tarjetas Cuyanas S.A. entered into an agreement with Administraciones Fiduciarias S.A. for the redemption of its Negotiable Obligations through the issue of debt certificates.---
               -----------------------------------------------------------------
               At the date of issuing these consolidated financial statements, the balance of the Global Negotiable Obligation Issue Program not yet exchanged had been reduced to approximately US$ 5,200.-----------------------------------------------------------
               -----------------------------------------------------------------
               Tarjeta Naranja S.A.:--------------------------------------------
               Considering that various negotiable obligations series fell due as from January 1, 2002 and in order to pay those obligations, on May 23, 2002 Tarjeta Naranja S.A. executed an agreement for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust.------------------- At the date of issuing these consolidated financial statements, the amount subscribed for debt certificates was approximately US$ 59,000 (face value) and the balance of the Global Negotiable Obligation Issue Program not yet exchanged had been reduced to approximately US$ 9,250.-----------------------------------------
               -----------------------------------------------------------------
               Tarjetas del Mar S.A.:-------------------------------------------
               As of June 30, 2002 the negotiable obligations issued by the Company that have become due and payable are equivalent to an amount of US$ 15,595.--------------------------------------------
               On June 18, 2002. Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and Caja de Valores S.A. that as it had been unable to make a payment proposal to the holders of the negotiable obligations, due to the lack of a definition of the legal and economic framework that is essential to confront the economic and financial crisis Argentina is enduring, that Company will not call a meeting of holders of negotiable obligations until 120 days have passed from the last presentation of the mentioned proposal. Tarjetas del Mar S.A. continues to pay interest until it is able to make the proposal.------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
     NOTE 20:  (Continued)------------------------------------------------------
               -----------------------------------------------------------------
               So far, the instability of financial markets has not enabled the Board of Directors of Tarjetas del Mar S.A. to set a reasonable estimate of the expected cash flow for the next few years, to be able to make an equitable proposal for the payment of the principal amount due to the holders of negotiable obligations.-----------------------------------------------------
               -----------------------------------------------------------------
               In the opinion of the Board of Directors of Tarjetas del Mar S.A., the negotiable obligations should be paid in pesos at an exchange rate of US$1 = $1, adjusted by applying the CER. Without prejudice to this, the payment alternative that this Board of Directors is currently analyzing consists in acknowledging a debt payable in US dollars within a term that enables the Company to make payment in such currency, using its cash flow. The Board of Directors considers that it will be in a position to make such proposal within the next 60 days, including the amount, payment term, interest rate and method of payment.-----------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

--------------------------------------------------------Grupo Financiero Galicia S.A.-----------------------------------------------
-------------------------------------Quarterly Statement of Financial Condition as of March 31, 2002 and 2001-----------------------
------------------------------------------------(figures stated in thousands of US dollars)-----------------------------------------
-------------------------------------------------------------------(Note 2)---------------------------------------------------------
====================================================================================================================================
                                      3.31.02      3.31.01                                                     3.31.02     3.31.01
                                   -------------------------                                                 -----------------------
ASSETS                                                         LIABILITIES
CURRENT ASSETS                                                 CURRENT LIABILITIES
Cash and due from banks (Notes
3 and 13 and Schedule G)                 370          11
Investments (Notes 11 and 13
and Schedules C and G)                 8,799      13,268       Social security liabilities (Notes 6 and 11)        71          50
Fiscal credits (Notes 4 and 11)          159          52       Tax liabilities (Notes 7 and 11)                     3           4
Other receivables (Notes 5, 11
and 13 and Schedule G)                                         Other liabilities (Notes 8, 11 and 13 and
                                          98          44       Schedule G)                                        456         137
                                   -------------------------                                                 -----------------------
Total Current Assets                   9,426      13,375       Total Current Liabilities                          530         191
                                   -------------------------                                                 -----------------------

NON-CURRENT ASSETS
Fiscal credits (Notes 4 and 11)           76          83       NON-CURRENT LIABILITIES

Other receivables (Note 11)                -           -       Other liabilities (Notes 8 and 11)                   1           1
                                                                                                             -----------------------
                                                                                                             -----------------------
Investments (Notes 11, 12 and 16
and Schedule C)                      483,867     583,757       Total Non-current Liabilities                        1           1
                                                                                                             -----------------------
                                                                                                             -----------------------
Fixed assets (Schedule A)                273         275       Total Liabilities                                  531         192
                                                                                                             -----------------------
Intangible assets (Schedule B)         3,869       1,913       SHAREHOLDERS' EQUITY
                                   -------------------------
Total Non-current Assets             488,085     586,028       (per related statement)                        496,980     599,211
                                   -------------------------                                                 -----------------------
Total Assets                         497,511     599,403       Total Liabilities and Shareholders' Equity     497,511     599,403
====================================================================================================================================
The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.


                                                               44

---------------------Grupo Financiero Galicia S.A.------------------------------
----------------------------Income Statement------------------------------------
------------For the period of three months commenced January 1, 2002------------ --------------------------and ended March 31,2002.------------------------------
--------In comparative format with the same period of the previous year--------- ---------------(figures stated in thousands of US dollars)----------------------
----------------------------------(Note 2)--------------------------------------

===================================================================================================
                                                                         3.31.02       3.31.01
                                                                       ----------------------------
Net (loss)/ income from long-term investments                             (398,538)       22,828
Administrative expenses (Note 13 and Schedule H)                              (742)        (381)
Other income and expenses                                                        21         (14)
Financial (losses)/gains (Notes 10 and 13 and Schedule E)                   (8,524)           53
                                                                       ----------------------------
Net (loss)/ income for the period                                         (407,783)       22,486
===================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

---------------------Grupo Financiero Galicia S.A.------------------------------
------------------Statement of Changes in Shareholders' Equity------------------ ------------For the period of three months commenced January 1, 2002------------ --------------------------and ended March 31,2002.------------------------------
--------In comparative format with the same period of the previous year--------- ---------------(figures stated in thousands of US dollars)----------------------
----------------------------------(Note 2)--------------------------------------


======================== ===================================================  ===================================================
                                   Shareholders' contributions (Note 9)                    Retained earnings (Note 14)

       Item



                         ----------- ----------- ------------------ --------  ---------------------------- ------- --------------
                                                   Non-capitalized                   Reserved profits        Total    Unappro-
                         Subscribed   Capital       contributions                                                      priated
                          capital    adjustment                      Total                                            retained
                                                 --------- --------           --------- --------  --------             earnings
                                                 Issuance  Irrevo-              Legal    Discre-    Other
                                                 premiums  cable               Reserve   tionary   reserves
                                                           contri-                      reserve     (*)
                                                           butions
----------------------- ----------- ----------- --------- --------- --------- -------- ---------  --------- -------- ------------
Historical balances
at beginning of
year                       364,136          -    26,417         -    390,553    2,461     36,146        -     38,607      40,339

Adjustments to
historical balances
at beginning of year             -     124,842    9,057         -    133,899      844     12,393        -     13,237      13,830

Historical balances
at beginning of
year adjusted              364,136     124,842   35,474         -    524,452    3,305     48,539        -     51,844      54,169
Distribution approved
by the ordinary share-
holders' meeting
held on March 15, 2001:          -           -        -         -         -        -           -         -         -           -
- Cash dividends                 -           -        -         -         -        -           -         -         -           -
Setting up of
reserve (*)                      -           -        -         -         -        -           -   274,298   274,298          -
Net (loss)/ income
for the period                   -           -        -         -         -        -           -         -         -    (407,783)
----------------------- ----------- ----------- --------- --------- --------  --------  -------- ---------- ---------  -----------

Balances as of 3.31.02     364,136     124,842    35,474        -    524,452    3,305     48,539   274,298   326,142    (353,614)
======================= =========== =========== ========= ========= ========= ========  ======== ========== =========  ===========


======================== ============== =============
                              Total          Total
       Item                shareholders' shareholders'
                            equity as     equity as
                               of             of
                             3.31.02        3.31.01
------------------------ --------------- ------------

Historical balances
at beginning of
year                          469,499       440,276

Adjustments to
historical balances
at beginning of year          160,966       150,947

Historical balances
at beginning of
year adjusted                 630,465       591,223
Distribution approved
by the ordinary share-
holders' meeting
held on March 15, 2001:             -             -
- Cash dividends                    -       (14,498)
Setting up of
reserve (*)                   274,298             -
Net (loss)/ income
for the period               (407,783)       22,486
-----------------------    -----------  ------------

Balances as of 3.31.02        496,980       599,211
=======================   ============  ============



The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

(*) As per Argentine Central Bank Communique "A" 3703, a reserve should be set up in the shareholders' equity, as a result of the unrealized valuation difference arising from the compensation for the net foreign currency position of its controlled financial institution. See Note 3.b.12.2) to the consolidated financial statements and Note 2.f.2. to the financial statements.

---------------------Grupo Financiero Galicia S.A.------------------------------
-----------------------Satatement of Cash Flows---------------------------------
------------For the period of three months commenced January 1, 2002------------ --------------------------and ended March 31,2002.------------------------------
--------In comparative format with the same period of the previous year--------- ---------------(figures stated in thousands of US dollars)----------------------
----------------------------------(Note 2)--------------------------------------

========================================================= ================
                                            3.31.02            3.31.01
--------------------------------------------------------- ----------------
CHANGES IN CASH

Cash at beginning of year                        73                49
Increase /(decrease) in cash                    297              (38)
                                      ------------------- ----------------
Cash at end of period                           370                11
                                       ================== ================
REASONS FOR CHANGES IN CASH
Less:
Ordinary expenses paid                         (320)             (257)
Plus:
Other ordinary income collected                  30               620
                                       ------------------ ------------------
Cash (used in) / provided by
ordinary operations                            (290)               363
                                       ------------------ ------------------

Decrease in short-term investments            8,169                  -
Increase in short-term debts                    133                  -
Other sources of cash                           361             17,225
                                       ------------------ ------------------
Total sources of cash                         8,663             17,225
                                      ------------------- ------------------

Increase in short-term receivables                  (105)            -
Increase in long-term investments                   (167)       (2,878)
Increase in fixed assets                                -          (20)
Decrease in short-term debts                            -         (203)
Dividends paid                                          -      (14,498)
Other uses of cash                                (7,804)          (27)
                                       ------------------ ------------------
Total uses of cash                                (8,076)      (17,626)
                                       ------------------ ------------------
Increase / (decrease) in cash                         297          (38)
============================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

---------------------Grupo Financiero Galicia S.A.------------------------------
-----------------------Notes to the Financial Statements------------------------
-----------------For the fiscal year commenced January 1, 2001------------------
------------------------and ended December 31,2001.-----------------------------
--------In comparative format with the same period of the previous year--------- ---------------(figures stated in thousands of US dollars)----------------------
--------------------------------------------------------------------------------

     NOTE 1:   ARGENTINE ECONOMIC SITUATION-------------------------------------
     ------    -----------------------------------------------------------------
               Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment.----------
               -----------------------------------------------------------------
               Furthermore, the Government's ability to comply with its commitments has been impaired, as has access to bank financing.--
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.------------------------------------
               -----------------------------------------------------------------
               On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which may be pending at the date on which these financial statements were prepared. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.-----------------------------------------------------
               -----------------------------------------------------------------
               Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:--------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Exchange system--------------------------------------------------
               On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system, through which all transactions involving the exchange of currency are to be traded and which is regulated and controlled by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and certain requirements must be met for the settlement and collection of foreign currency arising from exports. Effective September 3, 2002, certain payments related to the servicing of principal and interest of obligations with foreign entities have been excluded from the requirement for prior approval of the Argentine Central Bank, provided that those obligations are debts refinanced for average terms of not less than four years.-----------------------------------------------------------
               -----------------------------------------------------------------
               Loans from the non-financial private sector and assets under financial leases-------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               a) Pursuant to the above mentioned Decree No 214, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per U$S 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate to be determined by the Argentine Central Bank will be applied to these debts.------------------------------------------
               Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the only family dwelling of debtors, regardless of their amounts, consumer loans for up to twelve thousand pesos and pledge consumer loans for up to thirty thousand pesos. Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining the conditions prevailing at that date.--------------------------------------
               Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than four hundred thousand pesos. In the case of debtors of financial institutions, this amount will be considered determined on the basis of indebtedness in financial system as a whole.-----------------------------------------------------------
               In addition, at the date of these financial statements, amendments and complementary norms for the application of CER might be pending issuance.---------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
               -----------------------------------------------------------------
               b) As established by Decree 410 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per U$S 1 established by Section 1 of the mentioned Decree 214.-------------------------------------------------------------
               As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires has started a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these financial statements, was still under way.
               -----------------------------------------------------------------
               Loans and obligations of the financial sector--------------------
               -----------------------------------------------------------------
               As established by Decree 410, interbank loans in foreign currency in force at February 3, 2002 will be converted into pesos at a rate of $ 1.40 per U$S 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.------------------------------------------------------
               -----------------------------------------------------------------
               Deferral of the deduction of the exchange difference for income tax purposes-----------------------------------------------------
               -----------------------------------------------------------------
               Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law (January 6, 2002) shall only be deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.-------------------------------------------------------------
               -----------------------------------------------------------------
               Deposits and obligations with the public and private sectors----------------------------------------------------------
               -----------------------------------------------------------------
               Under the terms of Decree 214, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency.--------------------------------------------------------
               -----------------------------------------------------------------
               Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.-------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency, regardless of their amounts.---------------------------------------------------------
               Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.------------------------------
               Furthermore, Decree 905/02 established that financial institutions must register rescheduled deposits for which no option has been exercised in a "Notarial Record of Rescheduled
               Deposits" to be kept by Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) will be negotiable securities to that effect, listed on stock exchanges and may be negotiated on self-regulating markets in Argentina.-------------- Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.--------------------------------------------
               On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to receive National Government Bonds in US dollars due 2013, together with a put option to be delivered by the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.---------------- Financial institutions may also offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.------------------------------------------------------
               -----------------------------------------------------------------
               Financial institutions bound to depositors that opt to deliver the mentioned government securities must transfer to the National State sufficient assets to pay those securities.-----------------
               -----------------------------------------------------------------
               Decree 1836/02 also provides that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to pesos seven thousand will be able to collect that amount in cash ", each financial institution being entitled to increase that limit to ten thousand pesos, according to their possibilities. Banco de Galicia y Buenos Aires S.A. can offer the latter possibility to its customers.-----------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               There is also a possibility of subscribing National Government Securities in US dollars due 2013 with CEDROS.----------------- As of September 30, 2002, the amount of rescheduled deposits (CEDROS) was US$ 369,311, while the amount of rescheduled deposits exchanged for National government Bonds was US$ 231,029 at that date.----------------------------------------------------
               -----------------------------------------------------------------
               b) Decree 410 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214, provided they are transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. Nor will the conversion into pesos include those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.----------------------------------------------------
               -----------------------------------------------------------------
               Public debt------------------------------------------------------
               -----------------------------------------------------------------
               Decree 471 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER).-----------------------------
               In addition, the obligations of the National Public Sector converted into pesos as explained earlier will accrue interest at an annual 2% rate as from February 3, 2002, while the obligations of the Provincial and Municipal Public Sectors will accrue interest at an annual 4% rate as from that date.-----------------
               -----------------------------------------------------------------
               Other assets and liabilities-------------------------------------
               -----------------------------------------------------------------
               As established by Decree 410 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets will not be converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and are settled as from June 12, 2002, which will be converted into pesos at $1.40 per US dollar.------- Decree 410 also established that:--------------------------------
               a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1.----------------------------------------
               The same treatment will be accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.--
               -----------------------------------------------------------------
               Reorganization and bankruptcy proceedings------------------------
               -----------------------------------------------------------------
               On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:------------------------------------------------
               a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).----------------------------
               b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).-----------------------------
               -----------------------------------------------------------------
               c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in Section 43 of Law 24522 (Section 12 of Law 25563).---------------------------------
               d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).---------------------------------------------------
               e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).-----

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:---------
               a) Section 9 of Law 25563 has been repealed.---------------------
               b) Section 11 of Law 25563 has been repealed.--------------------
               c) Section 15 of Law 25563 has been repealed.--------------------
               d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the only dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their functioning shall also be suspended.----------
               e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.-----------------------------------------------------
               -----------------------------------------------------------------
               Suspension  of the  application  of Section 94,  subsection 5 and
               Section  206 of Law  19550 on  Corporations----------------------
               Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date----------------
               -----------------------------------------------------------------
               Legal actions requesting protection of constitutional guarantees-As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. As of September 30, 2002, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 3,650 and US$ 344,740. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of US$ 144,954 and US$ 52,343 in respect of reimbursement of deposits in pesos and foreign currency.---------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner have been regulated by the above mentioned Decree 214, as amended by Decree 320/02, in turn amended and complemented by the Public Emergency and Exchange System Reform Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules.---------------------------------------------
               -----------------------------------------------------------------
               On July 23, 2002, Decree 1316/02 suspended for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank. It should be noted that this Decree has been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.--------------------------------------------
               -----------------------------------------------------------------
               The difference between the amount paid and the amount resulting from converting deposits at $1.40 per US dollar has been recorded in "Other receivables resulting from financial brokerage".-------
               -----------------------------------------------------------------
               Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the
               National State in the calculation of the compensation to Financial Institutions.------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Compensation to be granted to financial institutions-------------
               -----------------------------------------------------------------
               Decree No. 214 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities. In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02,
               704/02, 905/02, 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561, 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position, were converted into pesos at different exchange rates.----------------
               -----------------------------------------------------------------
               In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.-----------------------------------------
               -----------------------------------------------------------------
               Sections 28 and 29 of that Decree established the restoration of financial institutions' equity ratios at the time of the conversion into pesos, by compensating them for:-----------------
               -----------------------------------------------------------------
               a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of National Government Bonds in pesos, due 2007, was established;-----------------------
               -----------------------------------------------------------------
               b) The mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012 has been established.--------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which must be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position, subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.----------------------------------------------
               -----------------------------------------------------------------
               This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.--------------
               -----------------------------------------------------------------
               Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of inviolability of private property and tax equality. The shareholders' equity of Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A. would increase by approximately US$ 582,414 and US$ 622,333, respectively, if Banco de Galicia y Buenos Aires S.A. received the compensation claimed-----------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.---
               -----------------------------------------------------------------
               As of March 31, 2002 those amounts were recorded in Other receivables resulting from financial brokerage - In foreign currency - Compensation receivable from the National Government, while the advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, was recorded in Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of National Government Bonds in US dollars, accruing interest at the Libor rate and falling due in 2012, for US$ 288,507. The compensation received to cover the positive difference.--------------------------------------------
               between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 293,100, stated in the period-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity, as provided for by Argentine Cetral Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the loss for the period would have decreased by that amount ($879,300).-----------------------------
               On September 11, 2002, the Bank received National Government Bonds in US dollars accruing interest at Libor and falling due in 2012 for US$ 669,887, corresponding to 85% of the compensation reported by the Bank in compliance with reporting requirements, the deadline of which was July 29, 2002.-------------------------
               The terms and conditions for the subscription of the National Government Bonds in US dollars accruing interest at Libor and falling due in 2012 have not yet been definitively established, so they could be subject to changes.-----------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Valuation of balances in foreign currency - Capitalization of exchange differences---------------------------------------------
               As established by the Argentine Federation of Professional Councils in Economic Sciences, Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution No. 392 of the National Securities Commission and Resolution 2/02 of the Superintendency of Corporations, the Company has given recognition to the effects of the devaluation as from January 1, 2002.-------------------------
               -----------------------------------------------------------------
               Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries-----------------------------------------------------
               -----------------------------------------------------------------
               The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.------------------------------------------
               -----------------------------------------------------------------
               At the date of preparing these financial statements, the amount of deposits with Banco de Galicia y Buenos Aires S.A. in Argentina was approximately US$ 1,333,269, whereas the assistance received from the Argentine Central Bank to cover temporary lack of liquidity amounted to US$ 1,778,746.--------------------------
               -----------------------------------------------------------------
               Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:----
               a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its deposits; and-------------------------------------
               b. a subsequent significant increase in its capitalization levels.----------------------------------------------------------
               This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them and the orderly closing-down of the operating branches abroad.---------------------------------------
               -----------------------------------------------------------------
               The strengthening of liquidity is achieved as follows:-----------
               -----------------------------------------------------------------
               o Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of US$ 133,333, which were subscribed by financial institutions during April 2002.---------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               o  Loan  from  Seguros  de  Depositos  S.A.  (SE.DE.S.A.)  for US dollars  equivalent  to US$ 66,667,  converted at the exchange rate prevailing on the day prior to that of the  disbursement, for a term of five  years and at the  180-day  LIBOR rate plus
                  300 basis points, which was subscribed on March 21, 2002.-----
               o  Loan  from the  Trust  Fund for the  Assistance  to  Financial
                  Institutions and Insurance companies for US dollars equivalent to US$ 33,333,  converted at the exchange  rate  prevailing on the day prior to that of the disbursement, for a term of three years  and at Libor  plus 400  basis  points,  with a floor of
                  8.07%, which was subscribed on April 30, 2002.----------------
                  --------------------------------------------------------------
               In addition, the bank has refinanced a debt of US$ 191,333 with the Bank Liquidity Fund for three years, which was settled with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.----
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               As regards capitalization, within the framework of the global renegotiation of its foreign debt, the addition of basic and/or complementary capital is expected to take place through the subscription by foreign creditor banks, in exchange for their original debts, of ordinary shares or subordinated debt whether convertible or not into ordinary shares, at the option of the participating banks.---------------------------------------------
               ----------------------------------------------------------------
               Banco de  Galicia  y  Buenos  Aires  S.A.  has  formally  started negotiations with a committee that is composed of the most important creditors. This committee was recently created and is currently making progress in the negotiations for obtaining a debt restructuring.----------------------------------------------
               -----------------------------------------------------------------
               The plan for redefining the foreign branches includes the Restructuring Plan involving the New York Branch, submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002, which contemplates the voluntary and orderly termination of the operations carried out by the Branch and its subsequent closing-down. This Plan requires the payment of smaller deposits, the renegotiation of the obligations with third parties and, regarding the latter, it contemplates principal amount reductions, an offer to exchange existing securities for other securities payable within longer terms and the transfer of the renegotiated debts to the Parent Company. As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$331,000, of which approximately US$ 311,000 had already been restructured at the date these financial statements were prepared.-------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               At present, the New York Branch and the representation offices in Sao Paulo (Brazil) and London (UK) are in the process of being closed down.-----------------------------------------------------
               The Plan also contemplates the corporate restructuring of Banco de Galicia y Buenos Aires S.A., with a significant reduction in administrative expenses, to adapt it to the lower levels of activity. After the close of the fiscal period and at the date of these financial statements, approximately US$ 12,206 were paid in respect of employee voluntary retirement.------------------------
               -----------------------------------------------------------------
               Furthermore, the Bank has requested temporary exemption from compliance with the corresponding technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the plan and during its implementation, pursuant to the Law on financial Institutions No. 21526.------------------------------------------
               The plan was approved by the Board of Directors of the Argentine Central Bank on May 3, 2002 through Resolution No. 281.----------
               -----------------------------------------------------------------
               The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., entities controlled by Banco de Galicia y Buenos Aires S.A..----------------------------
               On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.--------------------
               -----------------------------------------------------------------
               On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended for an additional term of 60 days.------------------------------------------------------------
               -----------------------------------------------------------------
               On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.-------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.----------- On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).---------------------------
               -----------------------------------------------------------------
               Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank..--------------------------
               -----------------------------------------------------------------
               On August 26, 2002, the Court of Montevideo hearing the case, accepted the out-of-court reorganization plan achieved by Banco de Galicia Uruguay S.A., granting it a temporary moratorium until the end of the reorganizacion process. The Central Bank of
               Uruguay  was  appointed  by the  Court  to  verify  the  majority
               obtained  in  the   reorganization   plan,   which  it  concluded
               satisfactorily. At the date of preparing these financial statements, as envisaged by the Uruguayan legislation, the proposal for a reorganization plan had been published, creditors being entitled to make considerations regarding it within the period prescribed by law.----------------------------------------
               -----------------------------------------------------------------
               The situation of Banco de Galicia Uruguay S.A. affected its subsidiary, Banco de Galicia (Cayman) Limited and, consequently, on July 19, 2002 the authorities in the Cayman Islands appointed a provisional liquidator at the request of Banco de Galicia Uruguay S.A., in order to reach a voluntary restructuring agreement between that entity and its creditors, adopting the corresponding measures to preserve the assets of Banco de Galicia Uruguay S.A.. The restructuring of the liabilities of Banco de Galicia (Cayman) Limited is currently under way. The proposal to be made to creditors is to be submitted to the competent authorities in due course. Such proposal may only materialize once the agreement has been reached with the creditors of Banco de Galicia Uruguay S.A..-----------------------------------------
               -----------------------------------------------------------------
               The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.-----------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in "establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. (see section entitled "Compensation to be granted to financial institutions").---------
               -----------------------------------------------------------------
               Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.--------------------------------------------------------
               -----------------------------------------------------------------
               Subsequently, the two financial institutions complemented that agreement through another agreement which explained the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken is subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body. Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., it is not possible to obtain financial statements prepared in accordance with Argentine accounting standards. In view of this, and in compliance with the Galicia Capitalization and Liquidity Plan, the Bank has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited in the amounts recorded as of December 31, 2001. Furthermore, if the circumstances described still persist, the valuation of those investments under the equity method of accounting and the consolidation of the financial statements of the two subsidiaries with those of Banco de Galicia y Buenos Aires S.A. should be discontinued.-----------
               -----------------------------------------------------------------
               According to the estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and unaudited information held by it, should those investments have been valued according to the equity method of accounting, the shareholders' equity and loss for the period would have amounted to approximately US$ 254,122 and US$ (657,701), respectively.-------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Also, the shareholders' equity and loss for the period reported by Grupo Financiero Galicia S.A. would have amounted to approximately US$ 314,065 and US$ (590,698), respectively, according to estimates made by the Company----------------------- Should the two subsidiaries have been included, the main consolidated financial statement figures of the Company would have been as follows:--------------------------------------------

                  ASSETS                                      US$          LIABILITIES                        US$
                  Cash and due from banks                        96,107    Deposits                           2,493,327
                  Government and corporate                      106,943    Other liabilities  resulting
                  securities                                               from financial brokerage           3,788,566
                  Loans                                       3,805,950    Other liabilities                    133,608
                  Other receivables resulting from                         Shareholders' equity                 314,065
                  financial brokerage                         2,312,988
                  Other assets                                  407,577
------------------------------------------------------------------------------------------------------------------------

               Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
               -----------------------------------------------------------------
               During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.-----------------------------
               At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.----------------------------------
               Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.-------------- As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.-------------- Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.-------------------------------------------
               At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.-----------------------------------------------------------
               For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of $ 191,333.--------------
               This has affected the guarantees of inviolability of private property and equality under the law.----------------------------- In view of the above, the return of the difference of US$ 54,667 to Banco de Galicia y Buenos Aires or the restoration of its equity for an equivalent amount should be considered.------------

               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
     NOTE 1:  (Continued)-------------------------------------------------------
     ------    -----------------------------------------------------------------
               Fluctuations in the CER and CVS in relation to the exchange rate and the compensation requested to cover the effects of the devaluation and the asymmetric conversion into pesos could have a significant impact on the financial condition of the mentioned subsidiaries in the future.--------------------------------------
               In view of the situation described, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue with the business of its Uruguayan subsidiary and comply with the commitments previously undertaken, subject to the authorizations which may be required.--------------------------------------------------------
               -----------------------------------------------------------------
               The impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of March 31, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. and its controlled entities.-------------
               -----------------------------------------------------------------
               Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the financial statements must be considered in the light of these uncertain circumstances.-----

     NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS---------------------------
     ------    -----------------------------------------------------------------
               In compliance with the provisions of General Resolution No. 368/2001 of the National Securities Commission, these financial statements are presented in line with the disclosure and valuation standards contained in Technical Pronouncements Nos. 5, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences.-----------------------------------
               -----------------------------------------------------------------
               In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Resolution 3/02 of the C.P.C.E.C.A.B.A. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.--------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 2:        (Continued)------------------------------------------------------
------         -----------------------------------------------------------------
               To this end, the restatement method established by Technical Pronouncement No. 6 of the FACPCE has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (WPI) published by the National Institute of Statistics and Census (INDEC), considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.------------------------------
               -----------------------------------------------------------------
               It should be noted that for comparative purposes, the balances as of March 31, 2001 have been stated in constant monetary units as of March 31, 2002.-----------------------------------------------
               These financial statements, together with notes and schedules are presented in pesos, and are in compliance with the provisions of Resolutions Nos. 8/95 and 11/02 of the Superintendency of Corporations.----------------------------------------------------
               -----------------------------------------------------------------
               The principal accounting policies used for preparing the financial statements are described below.------------------------
               -----------------------------------------------------------------
               a.   Assets and Liabilities in local currency--------------------
               -----------------------------------------------------------------
                    Monetary  assets  and  liabilities   which  include,   where
                    applicable, the interest accrued up to the closing date, are stated at period end currency  value, so they do not require any adjustment whatsoever.----------------------------------
                    ------------------------------------------------------------
                    ------------------------------------------------------------
               b.   Foreign currency Assets and Liabilities---------------------
               -----------------------------------------------------------------
                    Foreign currency assets and liabilities (in US dollars) have been stated at period-end exchange rate. Interest receivable or payable has been accrued, where applicable.--------------
               -----------------------------------------------------------------
               c.   Investments-------------------------------------------------

                    c.1.  Current---
                    ------------------------------------------------------------
                          Special current account deposits have been valued at their face value, plus interest accrued as of end of period.-----------------------------------------------
                    ------------------------------------------------------------
                          Treasury Bills have been valued at cost, plus interest accrued at end of period.-----------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 2:        (Continued)------------------------------------------------------
------         -----------------------------------------------------------------
                    c.2.  Non-current-------------------------------------------
                    ------------------------------------------------------------
                          Time deposits and special current account deposits have been valued at their face value, plus interest accrued as of end of period. As of March 31, 2002, the Company has recorded valuation allowances of 31,125 and 2,146, respectively, according to the estimated recoverable value of those deposits.------------------
                          ------------------------------------------------------
                          The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for under the equity method as of March 31, 2002.-----
                          ------------------------------------------------------
                          The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for under the equity method as of March 31, 2002. The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of December 31, 2001 and January 31, 2002 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with the guidelines of Technical Pronouncement No. 5 of the F.A.C.P.C.E.------------------------------------------
                    ------------------------------------------------------------
               d.   Fixed assets------------------------------------------------
                    ------------------------------------------------------------
                    Fixed assets have been valued at their acquisition cost, restated in constant monetary units as from January 1, 2002, net of the corresponding accumulated depreciation.----------
                    ------------------------------------------------------------
                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.--------------------
                    ------------------------------------------------------------
                    The index-adjusted net book values of the assets, taken as a whole, do not exceed their estimated recoverable value.-----
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 2:        (Continued)------------------------------------------------------
------         -----------------------------------------------------------------
               e.   Intangible assets-------------------------------------------
                    ------------------------------------------------------------
                    Intangible assets have been valued at their acquisition cost, restated in constant monetary units as of January 1, 2002, net of the corresponding accumulated amortization, calculated based on their estimated useful life.------------ Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months.---------------
                    ------------------------------------------------------------
               f.   Shareholders' Equity----------------------------------------
                    ------------------------------------------------------------
                    f.1. Activity in the shareholders' equity accounts has been restated following the guidelines detailed in the second paragraph of this Note.------------------------ The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account. The Subscribed and paid-up Capital account has been stated at its face value.------------------------------------------------
                    f.2. As called for by Argentine Central Bank Communique "A" 3703, the amount of the compensation granted to Banco de Galicia y Buenos Aires by that body, pursuant to Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A. as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account. The terms and conditions for reversing this reserve have not yet been established by the Argentine Central Bank.-------
                    f.3.  Income and expense accounts---------------------------
                          ------------------------------------------------------
                          The results for the period have been stated in constant monetary units.------------------------------
                          ------------------------------------------------------
               g.   Statement of cash flows-------------------------------------
                    ------------------------------------------------------------
                    Cash and due from banks are considered to be cash.----------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 3:   CASH AND DUE FROM BANKS
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Cash                                           2                  3
          Banks - current  accounts
          (Note 13 and Schedule G)                     368                  8
                                          -------------------  -----------------
          Total                                        370                 11
                                          ===================  =================
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 4:   FISCAL CREDITS--------------------------------------------------------
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------
          Current
                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Tax on minimum notional income                48                 34
          Credit - Law 25413                             1                  -
          Freely available balance - General                                -
          Resolution 4297/97                             1
          Income tax return balance                     57                  -
          Income tax withholdings                       52                 18
                                          -------------------  -----------------
          Total                                        159                 52
                                          ===================  =================
          =====================

          Non-current                          3.31.02              3.31.01
                                          -------------------  -----------------
          Minimum notional income tax credit
                                                        20                 28
          Tax on minimum notional income                54                  -
          Credit - Law 25413                             1                  -
          Income tax withholding                         -                  -
          Income tax credit                              -                 50
          Assets tax prepayment                          -                  -
          Assets tax credit                              -                  1
          Freely available balance - General
          Resolution 4297/97                             -                  2
          Credit - Law 23549 mandatory savings           1                  2
                                          -------------------  -----------------
Total                                                   76                 83
                                          ===================  =================
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 5:   OTHER RECEIVABLES-----------------------------------------------------
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Prepaid insurance                             23                 42
          Prepaid expenses (Schedule G)                  1                  2
          Sundry debtors                                27                  -
          Intercompany (Note 13)                        47                  -
                                          -------------------  -----------------
          Total                                         98                 44
                                          ===================  =================
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 6:   SOCIAL SECURITY LIABILITIES-------------------------------------------
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------
                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Integrated Pension and Survivors'
          Benefit System                                 2                  3
          Contributions to the Family Subsidy
          Fund payable                                   -                  -
          Health care plans                              1                  1
          Provision for bonuses                         13                 29
          Provision for Legal Annual Bonus and
          social security contributions                  4                  6
          Directors' and syndics' fees accrual          51                 11
                                          -------------------- -----------------
          Total                                         71                 50
                                          ==================== =================
NOTE 7:   TAX LIABILITIES-------------------------------------------------------
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------

                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Income tax withholdings to be
          deposited                                      3                  4
                                          -------------------  -----------------
          Total                                          3                  4
                                          ===================  =================
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 8:   OTHER DEBTS-----------------------------------------------------------
------    ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------
          Current
                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Sundry creditors (Schedule G)                 82                  6
          Expense accrual (Note 13 and Schedule G)     373                130
          Directors' qualification bond                  1                  1
                                          -------------------  -----------------
          Total                                        456                137
                                          ===================  =================

          Non-current                          3.31.02              3.31.01
                                          -------------------  -----------------
          Directors' qualification bond                  1                  1
                                          -------------------  -----------------
          Total                                          1                  1
                                          ===================  =================
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 9:   CAPITAL STATUS--------------------------------------------------------
------    ----------------------------------------------------------------------
          As of March 31, 2002, the capital status of the Company was as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

         ==================================================================================================
                                     Restated              Approved by            Date of registration
                           Face         in         ---------------------------   with the Public Registry
          Capital          value     constant        Body               Date            of Commerce
                                     monetary
                                      units
         --------------------------------------------------------------------------------------------------
          Subscribed,                            Extraordinary         05.16.00
          issued, paid-   364,136    488,978     shareholders'      07.24.00 and        08.09.00
          in and                                   meeting             07.26.00
          registered                            Board of Directors
                         --------------------
          Total           364,136    488,978
         ==================================================================================================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 10:  FINANCIAL GAINS/(LOSSES)----------------------------------------------
-------   ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

                                               3.31.02              3.31.01
                                          -------------------  -----------------
          Generated by assets:
          Interest
            On time deposits (*)                       226                 43
            On special current account deposits (*)     23                  1
            On government securities                     1                  -
            Other                                        -                  -
          Mutual Fund yield                              -                  9
          Loss of value of time deposits and special
          current account deposits (Schedule E)    (33,271)                 -
          Exchange difference                       35,721                  -
          (Loss) on exposure to inflation          (11,205)                 -
          Generated by liabilities:
          Exchange difference                         (161)                 -
          Result of exposure to inflation              142                  -



                                          -------------------  -----------------
          Total financial (loss) / gain             (8,524)                53
                                          ===================  =================
          ----------------------------------------------------------------------

          (*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 13.--------------
          ----------------------------------------------------------------------
NOTE 11: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS -------- AND DEBTS-------------------------------------------------------------
          As of March 31, 2002 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          =====================================================================================================
                                                                           Social
                                         Fiscal     Other                 security        Tax       Other
                                        credits  receivables Investments  liabilities  liabilities  debts
          -----------------------------------------------------------------------------------------------------
          Falling due within:
          1st Quarter                      156        48       8,799        43             3         252
          2nd Quarter                        2         -           -         -             -          84
          3rd Quarter                        -        50           -         5             -           -
          4th Quarter                        -         -           -        10             -           1
          After one year                    76         -      10,064         -             -           1
                                        -----------------------------------------------------------------------
          Subtotal falling due             234        98      18,863        58             3         338
                                        -----------------------------------------------------------------------
          Without any set due date           1         -     473,803        13             -         119
          Past due                           -         -           -         -             -           -
                                        -----------------------------------------------------------------------
          Total                            235        98     492,666        71             3         457
                                        -----------------------------------------------------------------------
          Non-interest bearing             235        24     472,463        71             3         457
          At a fixed rate                    -        74      20,203         -             -           -
                                        -----------------------------------------------------------------------
          Total                            235        98     492,666        71             3         457
          =====================================================================================================

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 12:  EQUITY INTERESTS IN OTHER COMPANIES-----------------------------------
-------   ----------------------------------------------------------------------
          The breakdown of long-term investments was as follows:----------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                 as of 3.31.02
          ----------------------------------------------------------------------------------------------------
                                                              Percentage of interest
                                          Shares                     held in                              Face
          Issuer company           ---------------------     -------------------------   Principal        value
                                                                             Possible    line of           per
                                   Type           Number     Total Capital    votes      business         share
                                   ---------------------     -------------------------   ----------      -------
                                   Ordinary
                                   class "A"            101                              Financial        0.001
          Banco de Galicia y       Ordinary                                              activities
          Buenos Aires S.A.        class "B"    438,599,602                                               0.001
                                   -----------------------------------------------------
                                    Total       438.599.703    93.585537%     93.585542%
          ------------------------------------------------------------------------------------------------------
                                                                                         Financial and
                                                                                           investment
          Net Investment S.A.      Ordinary          10,500        87.50%         87.50%   activities     0.001
          ------------------------------------------------------------------------------------------------------
                                   Ordinary
          Sudamericana             class "A"         31,302                                               0.001
          Holding S.A.             Ordinary                                                Investment
                                   class "B"         41,735                                activities     0.001
                                   -----------------------------------------------------
                                   Total             73,037    87.500899%     87.500899%
          ------------------------------------------------------------------------------------------------------
                                                                                            Issuer of
                                                                                            warehouse
                                                                                          receipts and
          Galicia Warrants S.A.    Ordinary         175,000        87.50%         87.50%    warrants      0.001
          ------------------------------------------------------------------------------------------------------


          ====================================================================================================
                                                                 as of 3.31.01
          ----------------------------------------------------------------------------------------------------
                                                              Percentage of interest
                                          Shares                     held in                              Face
          Issuer company          ---------------------     -------------------------   Principal        value
                                                                             Possible    line of           per
                                   Type           Number     Total Capital    votes      business         share
                                   ---------------------     -------------------------   ----------      -------
                                   Ordinary
                                   class "A"            101                              Financial        0.001
          Banco de Galicia y       Ordinary                                              activities
          Buenos Aires S.A.        class "B"    438,120,409                                               0.001
                                   -----------------------------------------------------
                                    Total       438,120,510    93,48329%      93,48330%
          ------------------------------------------------------------------------------------------------------
                                                                                         Financial and
                                                                                           investment
          Net Investment S.A.      Ordinary          10.500        87,50%         87,50%   activities     0.001
          ------------------------------------------------------------------------------------------------------
          Sudamericana                                                                     Investment     0.001
          Holding S.A.             Ordinary          31,302    37,500899%      37,500899%  activities
          ------------------------------------------------------------------------------------------------------
          BtoB Comercial S.A.      Ordinary           3.000           25%             25%  Services       0.001
          ------------------------------------------------------------------------------------------------------
          ======================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 12:  (Continued)-----------------------------------------------------------
-------   ----------------------------------------------------------------------
          The financial condition and results of controlled companies were as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                                  Issuing company
                                                                       -------------------------------------
                                                                         Banco de Galicia
                     Financial condition                                  y Buenos Aires      Net Investment
                        as of 3.31.02                                         S.A.                   S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                               6,043,582            2,530
          Liabilities                                                          5,558,456               79
          Shareholders' equity                                                   485,126            2,451
          Result for the period of three months ended 3.31.02                   (426,697)            (91)
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------

          ====================================================================================================
                                                                                             Issuer company
                                                                       -------------------------------------
                     Financial condition                                                    Galicia Warrants
                        as of 1.31.02(*)                                                            S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                    1,404
          Liabilities                                                                                 289
          Shareholders' equity                                                                      1,115
          Net income for the period of three months ended 1.31.02                                      49
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          ====================================================================================================
                                                                                              Issuer company
                                                                                           -------------------
                       Financial condition                                                     Sudamericana
                        as of 12.31.01(*)                                                      Holding S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                     8,166
          Liabilities                                                                                  348
          Shareholders' equity                                                                       7,818
          Net income for the period of three months ended 12.31.01                                     922
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------
          (*) See Note 2.c.2.---------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          ====================================================================================================

                                                                                  Issuing company
                                                                       -------------------------------------
                                                                         Banco de Galicia
                     Financial condition                                  y Buenos Aires      Net Investment
                        as of 3.31.01                                         S.A.                   S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                               6,626,955            1,885
          Liabilities                                                          6,016,021              145
          Shareholders' equity                                                   610,934            1,740
          Net income/(loss) for the period of three months ended 3.31.01          24,061             (191)
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 12:  (Continued)-----------------------------------------------------------
-------   ----------------------------------------------------------------------
          The financial condition and results of related companies were as follows:--------------------------------------------------------------

          ====================================================================================================
                                                                                  Issuing company
                                                                       -------------------------------------
                     Financial condition                                  Sudamericana        BtoB Comercial
                       as of 12.31.00                                     Holding S.A.               S.A.
          --------------------------------------------------------------------------------------------------
          Assets                                                                     933           10,540
          Liabilities                                                                175            7,263
          Shareholders' equity                                                       758            3,277
          Net loss for the period of six months ended 12.31.00                        (9)          (3,988)
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------

NOTE 13   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550------
-------   ----------------------------------------------------------------------
          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:-------------------------------------------------
          ----------------------------------------------------------------------

          Banco de Galicia y Buenos Aires S.A.
                                                                            3.31.02               3.31.01
                                                                 ----------------------- ---------------------
          ASSETS
          Banks - current account (Note 3 and Schedule G)                           158                     8
          Investments - time deposits (Schedules C and G)                             -                12,956
          Investments - special current account deposits
          (Schedules C and G)                                                     7,349                   311
                                                                 ----------------------- ---------------------
          Total                                                                   7,507                13,275
                                                                 ======================= =====================

          LIABILITIES
          Other liabilities - expense accrual (Note 8)                               58                    13
                                                                 ----------------------- ---------------------
          Total                                                                      58                    13
                                                                 ======================= =====================

          INCOME
          Financial income - interest on time deposits (Note 10)
                                                                                      -                   657
          Financial income - interest on special current
          account  deposits (Note 10)                                                67                    13
                                                                 ----------------------- ---------------------
          Total                                                                      67                   670
                                                                 ======================= =====================

          EXPENSES
          Administrative expenses (Schedule H)
          Fees for services                                                           -                   24
          Leasing of brand                                                           47                   56
          Bank charges                                                                -                    -
          General expenses                                                            5                   60
                                                                 ----------------------- ---------------------
          Total                                                                      52                  140
                                                                 ======================= =====================

          ----------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 13:  (Continued)-----------------------------------------------------------
-------   ----------------------------------------------------------------------

          Banco Galicia Uruguay S.A.                                   3.31.02            3.31.01
                                                                 ------------------ -----------------
          ASSETS
          Investments - time deposits (*) (Schedules C and G)                2,882                 -
          Investments - special current account deposits
          (*)(Schedules C and G)                                            41,794                 -
                                                                 ------------------ -----------------
          Total                                                             44,676                 -
                                                                 ================== =================

          INCOME
          Financial income - interest on time deposits
          Note 10)                                                            223                  -
          Financial income - interest  on  special  current
          account deposits (Note 10)                                           19                  -
                                                                 ------------------ -----------------
          Total                                                               242                  -
                                                                 ================== =================

          (*) Does not include valuation allowance.----------------------------------------------------

          Galicia Warrants S.A.
                                                                        3.31.02         3.31.01
                                                                 -----------------  -----------------
          ASSETS
          Other receivables - Intercompany (Note 5)                            47                 -
                                                                 -----------------  -----------------
          Total                                                                47                 -
                                                                 =================  =================
          INCOME
          Financial income - Interest earned                                    1                 -
                                                                 -----------------  -----------------
          Total                                                                 1                 -
                                                                 =================  =================


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS-------------------
-------   ---------------------------------------------------
          ----------------------------------------------------------------------

          At March 31, 2002 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution Nro. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. See Note 10 to the consolidated financial statements.-------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------

NOTE 15:  ACQUISITION OF LONG-TERM INVESTMENTS----------------------------------
-------   ------------------------------------
          ----------------------------------------------------------------------
          On December 27, 2000, the Unanimous Ordinary Meeting of Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..-----------------------------
          As a result, Grupo Financiero Galicia S.A. holds 37.50% and Banco de Galicia y Buenos Aires S.A. holds 12.50% of the shares and voting rights of Sudamericana Holding S.A..----------------------------------
          This subscription of shares was approved by the National Commission for the Defense of Competition on August 21, 2001.-------------------- In September 2001, Grupo Financiero Galicia S.A. acquired from
          Hartford Life International Ltd. (USA) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company is now 87.50%.----------------------------------------
          ----------------------------------------------------------------------
          On December 10, 2001, the National Commission for the Defense of Competition issued a resolution stating that no further notice of the above acquisition is required within the terms of Section 8 of Law 25156.----------------------------------------------------------------
          On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A., and the remaining 12.50% belongs to Banco de Galicia y Buenos Aires S.A..
          ----------------------------------------------------------------------
NOTE 16:  SUBSEQUENT EVENTS-----------------------------------------------------
-------   -----------------
          ----------------------------------------------------------------------
          On April 11, 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241 - Autonomous City of Buenos Aires, premises of Galicia Retiro Cia. de Seguros S.A. in the amount of US$ 606, as a result of the commitment undertaken by that company with Hartford Life International Ltd. and Hartford Life Ltd., and the guarantees provided by the latter companies in favor of Grupo Financiero Galicia S.A. were released, as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.----------------------------------------
          The Ordinary Meeting of Shareholders held on June 3, 2002 approved the allocation of US$ 2,687 and US$ 51,476, respectively, to the Legal Reserve and Discretionary Reserve.------------------------------------
          As mentioned in Note 1 to these financial statements, Banco Galicia Uruguay S.A. is currently rescheduling its deposits. This rescheduling consists in returning to each of the savers a sum in cash equal to 3% of the respective total deposit amount, and the remaining balance will be returned by way of transferrable time deposit certificates or ordinary negotiable obligations to be issued by Banco Galicia Uruguay S.A.------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 16:  (Continued)-----------------------------------------------------------
-------   ----------------------------------------------------------------------
          As a result, on July 4, 2002 the Company approved a proposal by which it will receive US$ 1,391 in cash and US$ 44,975 in ordinary negotiable obligations, in exchange for investments totalling US$ 46,366 it held in that entity as of May 31, 2002.
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          On July 26, 2002, the Company entered into an agreement with Banco Galicia Uruguay S.A. by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount.------------------------------------------------------
          ----------------------------------------------------------------------
          In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.--------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
------------------Notes to the Financial Statements (Continued)----------------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
NOTE 16:  (Continued)-----------------------------------------------------------
-------   ----------------------------------------------------------------------
          On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.-------------- Between April 1 and October 2, 2002, the Company made new irrevocable cash contributions of US$ 696 in Net Investment S.A..-----------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
For the period of three months--------------------------------------------------
commenced January 1, 2002 and ended March 31, 2002.-----------------------------
In comparative format with the same period of the previous year.---------------- (figures stated in thousands of US dollars)-------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule A


====================================================================================================================================
                         ORIGINAL VALUES                                        DEPRECIATION
          --------------------------------------------------------------------------------------------------
                                                                                    For the period
                                                                                    --------------
                At                                            Accumulated                           Accumulated  Net book   Net book
Principal   beginning of                         At end of   at beginning  Deletions  Rate  Amount   at end of   value at   value at
 Account       year        Increases  Deletions     year       of year                  %              period     3.31.02    3.31.01
------------------------------------------------------------------------------------------------------------------------------------
Real estate      148           -           -         148             3         -        2       1          4         144         147
------------------------------------------------------------------------------------------------------------------------------------
Vehicles          24           -           -          24             3         -       20       1          4          20           8
------------------------------------------------------------------------------------------------------------------------------------
Hardware
and software     104           2           3         103            20         2       20       5         24          79          83
------------------------------------------------------------------------------------------------------------------------------------
Furniture
and facilities    40           -           -          40             8         -       20       2         10          30          37
------------------------------------------------------------------------------------------------------------------------------------
Total as
of 3.31.02       316           2           3         315            34         2                9         42         273         275
====================================================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
Intangible assets---------------------------------------------------------------
commenced January 1, 2002 and ended March 31, 2002.-----------------------------
In comparative format with the same period of the previous year.---------------- (figures stated in thousands of US dollars)-------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule B

====================================================================================================================================
====================================================================================================================================
                         ORIGINAL VALUES                                        AMORTIZATION
          --------------------------------------------------------------------------------------------------
                                                                                    For the period
                                                                                    --------------
                At                                            Accumulated                           Accumulated  Net book   Net book
Principal   beginning of                         At end of   at beginning                            at end of   value at   value at
 Account       year        Increases  Deletions     year       of year    Deletions  Rate %  Amount    period     3.31.02    3.31.01
------------------------------------------------------------------------------------------------------------------------------------
Logotype          11           -           -          11             3         -       20       -          3           8          10
------------------------------------------------------------------------------------------------------------------------------------
Goodwill       4,758           -           -       4,758           659         -       20     238        897       3,861       1,903
------------------------------------------------------------------------------------------------------------------------------------
Balance
at 3.31.02     4,769           -           -       4,769           662         -              238        900       3,869       1,913
====================================================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
Investments---------------------------------------------------------------------
Equity Interests in Other Companies and Other Investments----------------------- Quarterly Statement of Financial Condition as of March 31, 2002 and 2001-------- (figures stated in thousands of US dollars)-------------------------------------
----------------------------------------------------------------------Schedule C

=======================================================================
  Issuance and characteristics of the       Book Value       Book Value
               securities                      as of            as of
                                              3.31.02          3.31.01
--------------------------------------------------------------------------------
Current  investments

Special current  account  deposits (Note       7,350              311
13 and Schedule G)
Treasury Bills (LE BCRA) (Schedule G)          1,449                -

Time deposits (Note 13 and (Schedule G)            -        12,957(*)
                                               -----------------------
Total current investments
                                               8,799           13,268
======================================================================
--------------------------------------------------------------------------------
(*) includes accrued interest.--------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
Investments---------------------------------------------------------------------
Equity Interests in Other Companies and Other Investments----------------------- Quarterly Statement of Financial Condition as of March 31, 2002 and 2001-------- (figures stated in thousands of US dollars)-------------------------------------
-------------------------------------------------------------Schedule C (contd.)

====================================================================================================================================
Issuance and characteristics  Class           Face     Number      Acquisition   Quotation       Equity        Book        Book
    of the securities                         Value                    cost      per share        value        Value       Value
                                                                                   as of          as of        as of       as of
                                                                                  3.31.01       31.03.01      3.31.02     3.31.01
------------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Special current account                                                                                         736
deposits Schedules E and G)

Time deposits                                                                                                10,669
(Schedules E and G)

Banco de  Galicia y        Ordinary
Buenos Aires S.A.          class "A"         0.001          101
                           Ordinary
                           class "B"         0.001  438,599,602                  0.00030
                                                    --------------------------
                                                    438,599,703        522,336                   462,480       462,480      579,473

Net Investment S.A.        Ordinary         0.001       10,500               4         -
                           Irrevocable                                   2,459                     2,165         2,165        1,522
                           contributions

BtoB Comercial S.A.                                                                                    -             -          190

Sudamericana Holding S.A.  Ordinary
                           class "A"        0.001       31,302                         -
                           Ordinary
                           class "B"        0.001       41,735                         -
                                                    --------------------------
                                                        73,037           6,704
                           Irrevocable
                           contributions                                 2,014                      6,841        6,841        2,572

Galicia Warrants S.A.      Ordinary         0.001      175,000           2,403         -              976          976            -

                           --------------------------------------------------------------------------------------------------------
Total Non-current
investments                                                            535,920                    472,462      483,867      583,757
===================================================================================================================================

===================================================================================================================================
                                                                         INFORMATION ON THE ISSUER
                                                 ----------------------------------------------------------------------------------
                                                                   LATEST FINANCIAL STATEMENTS (Note 12)
                                                 ----------------------------------------------------------------------------------
Issuance and characteristics        Class        Principal line of               Capital       Net        Shareholders   % of equity
    of the securities                               business          Date        Stock    income/(loss)     equity        held in
                                                                                                                         the capital
                                                                                                                             stock
===================================================================================================================================

Non-current investments
  of the securities

Special current account
deposits (Schedules E and G)

Time deposits
(Schedules E and G)

Banco de  Galicia y        Ordinary class "A"
Buenos Aires S.A.          Ordinary class "B"
                                                  Financial
                                                  activities          3.31.02    156,221    (426,697)(**)     485,126     93.585537%

Net Investment S.A.        Ordinary               Financial and
                           Irrevocable            investment          3.31.02          4         (91)(**)       2,451         87.50%
                           contributions          activities
BtoB Comercial S.A.

Sudamericana Holding S.A.  Ordinary class "A"
                           Ordinary class "B"

                           Irrevocable            Investment
                           contributions          activities         12.31.01         28       2,128(***)       5,822     87.500899%

Galicia Warrants S.A.      Ordinary               Issuer of          01.31.02         67         205 (#)        1,085         87.50%
                                                  warehouse
                                                  receipts and
                                                  warrants

Total Non-current
investments
===================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
(*) includes accrued interest.------------------------------------------------------------------------------------------------------
(**) for the period of three months ended March 31, 2002.---------------------------------------------------------------------------
(***) for the period of six months ended December 31, 2001.-------------------------------------------------------------------------
(#) for the period of nine months ended January 31, 2002.---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.-------------------------
-----------------------------------Allowances----------------------------------
------------------------------For the fiscal year------------------------------
-------------commenced January 1, 2001 and ended December 31, 2001.------------
--------In comparative format with the same period of the previous year-------- ------------------(figures stated in thousands of US dollars)------------------
-------------------------------------------------------------------------------
---------------------------------------------------------------------Schedule E

====================================================================================================================
Captions                                  Balance at           Increases           Decreases      Balance at end of
                                      beginning of year          (*)                                   period
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Allowances:

Valuation allowance-
Special current account deposits                                  2,146               -                 2,146

Valuation allowance - Time deposits               -              31,125               -                31,125
--------------------------------------------------------------------------------------------------------------------
Total at 3.31.02                                  -              33,271               -                33,271
--------------------------------------------------------------------------------------------------------------------
Total at 3.31.01                                  -                   -               -                     -
====================================================================================================================
--------------------------------------------------------------------------------------------------------------------
(*) See Note 2.c.2. to the financial statements.--------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.-------------------------
---------------------Foreign Currency Assets and Liabilitis--------------------
---------Statement of Financial Condition as of March 31, 2002 and 2001-------- -------------------(figures stated in thousands of US dollars------------------
-------------------------------------------------------------------------------
---------------------------------------------------------------------Schedule G

=======================================================================================================================
              Captions                                                Amount in                          Amount in
                                      Amount and type                 Argentine      Amount and type     Argentine
                                         of foreign                    currency        of foreign         currency
                                          currency      Quotation     at 3.31.02        currency         at 3.31.01
-----------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and due from banks
Current Account                         US$     132        3.00              396       US$       -                -
Investments
Special current account deposits        US$       -                            -       US$      681              914
Time deposits                           US$       -                            -       US$   28,945           38,869
Treasury Bills                          US$   1,500        3.00            4,500
Other receivables
Prepaid expenses                        US$       -                            -       US$        2                3
                                                                      ----------                      -----------------
Total Current Assets                                                       4,896                              39,786
                                                                                                      -----------------
                                                                      ----------
NON-CURRENT ASSETS
Investments
Special current account deposits        US$     761        3.00            2,283                                   -
Time deposits                           US$  11,037        3.00           33,111                                   -
                                                                      ----------                      -----------------
Total Non-current Assets                                                  35,394                                   -
                                                                                                      -----------------
                                                                      ----------
Total Assets                                                              40,290                              39,786
                                                                      ==========                      =================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                        US$     79         3.00              237       US$        1                1
Expense accrual                         US$    115         3.00              345       US$       38               51
                                                                      ----------                      -----------------
Total Current Liabilities                                                    582                                  52
                                                                      ----------                      -----------------
Total Liabilities                                                            582                                  52
=======================================================================================================================

-------------------------Grupo Financiero Galicia S.A.-------------------------
---------Information required by Section 64, subsection b) of Law 19550-------- -------------------------For the period of three months------------------------
--------------commenced January 1, 2002 and ended March 31, 2002.--------------
--------In comparative format with the same period of the previous year.------- ------------------(figures stated in thousands of US dollars)------------------
-------------------------------------------------------------------------------
---------------------------------------------------------------------Schedule H

=======================================================================================
Captions                                Total as of     Administrative      Total as of
                                         3.31.02          expenses           3.31.01
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

Salaries and social security charges         64                64                74

Bonuses                                       -                 -                13

Services to the staff                         2                 2                 -

Directors' and syndics' fees                 11                11                11

Fees for services (*)                       351               351                81

Fixed asset depreciation                      9                 9                 7

Intangible asset amortization               238               238               116

Leasing of brand (*)                          3                 3                 4

Stationery and office supplies (*)            1                 1                 2

Condominium Expenses                          1                 1                 1

Entertainment, transportation and per diem    1                 1                 2

Vehicles expenses                             1                 1                 1

Insurance                                     6                 6                15

Electricity and communications                4                 4                 1

Taxes, rates and assessments
and contributions                            29                29                 -

Bank charges (*)                              -                 -                 -

General expenses (*)                         21                21                53
                                            ---------------------------------------
Total                                       742               742               381
================================================================================
--------------------------------------------------------------------------------
(*)  Balances net of eliminations  corresponding  to  intercompany  transactions
(per Section 33 of Law 19550). See Note 13 to the financial statements.---------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- -------------------------For the period of three months-------------------------
--------------commenced January 1, 2002 and ended March 31, 2002.---------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 1:  LEGAL SYSTEMS----------------------------------------------------------
------   -------------
--------------------------------------------------------------------------------

          There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.--------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 2:  CLASSIFICATION OF RECEIVABLES AND DEBTS--------------------------------
------   -----------------------------------------------------------------------
         2.1. Receivables: See Note 11 to the financial statements.-------------
--------------------------------------------------------------------------------
         2.2. Debts: See Note 11 to the financial statements.-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL ------ EFFECTS----------------------------------------------------------------
--------------------------------------------------------------------------------
          3.1. Receivables: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.--------------------------------------------
--------------------------------------------------------------------------------
          3.2. Debts: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.--------------------------------------------
--------------------------------------------------------------------------------
NOTE 4:  EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550----------
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
         See Notes 11, 12, 13, 15 and 16 and Schedule C to the financial statements.------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 5:  RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS--------------
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
          As of March 31, 2002 and 2001 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.-----------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:  PHYSICAL INVENTORY OF INVENTORIES--------------------------------------
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
         As of March 31, 2002 and 2001 the Company did not have any inventories.-----------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 7:  FIXED ASSETS
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
         See Schedule A to the financial statements.----------------------------
         -----------------------------------------------------------------------
         a) As of March 31, 2002 and 2001 the Company did not have any technically appraised fixed assets.-------------------------------
         -----------------------------------------------------------------------
         b) As of March 31, 2002 and 2001 the Company did not have any obsolete fixed assets which have a carrying value.----------------
         -----------------------------------------------------------------------
         c) As of March 31, 2002 and 2001, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.-------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 8:  INSURANCE
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
         As of March 31, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:
         -----------------------------------------------------------------------
         =======================================================================
         Insured                             Insured        Book          Book
         assets      Risks covered            amount      Value as     Value as
                                                         of 3.31.02   of 3.31.01
         -----------------------------------------------------------------------
         Vehicles   Third party liability,
                    fire, theft and total
                    loss.                       17           20             8
         =======================================================================
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 9:  ALLOWANCES AND PROVISIONS----------------------------------------------
------   -----------------------------------------------------------------------
--------------------------------------------------------------------------------
         See Schedule E to the financial statements.----------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------

NOTE 10:  CONTINGENCIES
-------   ----------------------------------------------------------------------
--------------------------------------------------------------------------------
          As of March 31, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.----------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 11:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS---------------
-------   ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          As of March 31, 2002 and 2001, there were no irrevocable contributions towards future share subscriptions.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 12:  DIVIDENDS ON PREFERRED SHARES
-------   ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          As of March 31, 2002 and 2001, there were no cumulative unpaid dividends on preferred shares.----------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 13:  LEGAL RESERVE
-------   ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          See Notes 14 and 16 to the financial statements.----------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ------------For the period of three months commenced January 1, 2002------------ ---------------------------and ended March 31, 2002.----------------------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.------------------------
--------------------------------------------------------------------------------
A.   Current Assets:------------------------------------------------------------
--------------------------------------------------------------------------------
     a)   Receivables:----------------------------------------------------------
          4)   See Note 11 to the financial statements.
          5)   See Notes 4, 5 and 11 to the financial statements.
          6) As of March 31, 2002 and 2001 the Company had not set up any allowances or provisions.
          ----------------------------------------------------------------------
     b)   Inventories:----------------------------------------------------------
          As of March 31, 2002 and 2001,  the Company did not have
          any inventories.------------------------------------------------------
     ---------------------------------------------------------------------------
B.   Non- Current Assets:-------------------------------------------------------
--------------------------------------------------------------------------------
     f)   Receivables:----------------------------------------------------------
              As of March 31, 2002 and 2001 the Company had not set up any allowances or provisions.-------------------------------------
          ----------------------------------------------------------------------
     g)   Inventories:----------------------------------------------------------
               As of March 31, 2002 and 2001, the Company did not have any inventories.-------------------------------------------------
          ----------------------------------------------------------------------
     h)   Investments:----------------------------------------------------------
               See Note 12 and Schedule C to the financial statements.
          ----------------------------------------------------------------------
     i)   Fixed assets:---------------------------------------------------------
              3) As of March 31, 2002 and 2001, the Company did not have any technically appraised fixed assets.----------------------
              4) As of March 31, 2002 and 2001, the Company did not have any obsolete fixed assets which have a carrying value.-------
              ------------------------------------------------------------------
              ------------------------------------------------------------------
              ------------------------------------------------------------------
              ------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     j)   Intangible assets:----------------------------------------------------
          1)   See Note 2.e. and Schedule B to the financial statements.--------
          2)   As of March 31, 2002 and 2001, there were no deferred charges.---
--------------------------------------------------------------------------------
C.   Current Liabilities:-------------------------------------------------------
--------------------------------------------------------------------------------
     b)   Debts:----------------------------------------------------------------
              3)   See Note 11 to the financial statements.---------------------
              4)   See Note 11 to the financial statements.---------------------
--------------------------------------------------------------------------------
D.   Allowances and provisions:-------------------------------------------------
--------------------------------------------------------------------------------
          See Schedule E to the financial statements.---------------------------
--------------------------------------------------------------------------------
E.   Foreign Currency Assets and Liabilities:-----------------------------------
--------------------------------------------------------------------------------
          See Note 2.b. and Schedule G to the financial statements.-------------
--------------------------------------------------------------------------------
F.   Shareholders' Equity:------------------------------------------------------
--------------------------------------------------------------------------------
              3) As of March 31, 2002 and 2001, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.----------------------------------------------
              4) As of March 31, 2002 and 2001, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.----------------------------------------
--------------------------------------------------------------------------------
G.   Miscellaneous:-------------------------------------------------------------
--------------------------------------------------------------------------------
              8)   The  Company  is  engaged  in   financial   and   investment
                   activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.-----
              9) As of March 31, 2002 (see Notes 5 and 13), and as of March 31, 2001, the Company did not have any receivables for transactions conducted with controlled or related companies.
             10) As of March 31, 2002 and 2001 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.-------------------------------------
             11)   See Notes 11 and 13 to the financial statements.-------------
             -------------------------------------------------------------------
             -------------------------------------------------------------------
             -------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             12) As of March 31, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:-----------------------------------------------------
             -------------------------------------------------------------------
             -------------------------------------------------------------------
             ===================================================================
             Insured                         Insured        Book          Book
              assets      Risks covered       amount      Value as     Value as
                                                         of 3.31.02   of 3.31.01
         -----------------------------------------------------------------------
         Vehicles     Third party liability,
                      fire, theft and total
                      loss.                     17           20             8
         =======================================================================
             13) As of March 31, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.-------------------------------------------------
             14) As of March 31, 2002 and 2001, the Company did not have any receivables or debts including implicit interest or index adjustments.-------------------------------------------------
     ---------------------------------------------------------------------------
     The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.
     ---------------------------------------------------------------------------
     Buenos Aires, October 18, 2002.--------------------------------------------
     ---------------------------------------------------------------------------
     (signed) Abel Ayerza-------------------------------------------------------
     Chairman-------------------------------------------------------------------
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
The loss for the period of three months ended March 31, 2002 reported by the Company amounts to US$ 407,783; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.----
--------------------------------------------------------------------------------
Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.--------------
--------------------------------------------------------------------------------
The Ordinary Meeting of Shareholders held on June 3, 2002 resolved to allocate US$ 2,687 to the Legal Reserve, US$ 51,476, to the Discretionary Reserve and to carry forward US$ 6.------------------------------------------------------------
--------------------------------------------------------------------------------
In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.----------------------------------
--------------------------------------------------------------------------------
On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.----------------- On July 4, 2002 the Company approved a proposal by which it will receive US$ 1,391 in cash and US$ 44,975 in ordinary negotiable obligations, in exchange for investments totalling US$ 46,366 it held in that entity as of May 31, 2002.----- On July 26, 2002, the Company entered into an agreement with Banco Galicia Uruguay S.A. by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount.----------------------------
--------------------------------------------------------------------------------
For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.-----------------------
--------------------------------------------------------------------------------
KEY STATEMENT OF FINANCIAL CONDITION FIGURES------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            3.31.02             3.31.01             3.31.00
                       -----------------  ------------------  ------------------
Current Assets                9,426              13,375                   1
Non-current Assets          488,085             586,028             268,121
                       -----------------  ------------------  ------------------
Total Assets                497,511             599,403             268,122
                       =================  ==================  ==================

Current Liabilities             530                 191                 679
Non-current liabilities           1                   1                   1
                       -----------------  ------------------  ------------------
Subtotal                        531                 192                 680
                       -----------------  ------------------  ------------------

Shareholders' Equity        496,980             599,211             267,442
                       -----------------  ------------------  ------------------
Total                       497,511             599,403             268,122
                       =================  ==================  ==================
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
KEY INCOME STATEMENT FIGURES----------------------------------------------------
--------------------------------------------------------------------------------
                                  3.31.02             3.31.01         3.31.00
                               ---------------    ---------------   ------------
Ordinary operating result        (399,280)            22,447            8,796
Financial results                  (8,524)                53               (4)
Other income and expenses              21                (14)             118
                               ---------------    ---------------   ------------
Ordinary net (loss)/ income       407,783             22,486              8,910
                               ---------------    ---------------   ------------
Net (loss) / income               407,783             22,486              8,910
                              ================    ===============   ============
--------------------------------------------------------------------------------
RATIOS--------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  3.31.02             3.31.01          3.31.00
--------------------------------------------------------------------------------
Liquidity                         17.7948             70.3895           0.0020
--------------------------------------------------------------------------------
Indebtedness                       0.0011              0.0003           0.0025
--------------------------------------------------------------------------------
Return on equity                  (0.4507)             0.0390           0.0345
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.----
--------------------------------------------------------------------------------
For comparative purposes, the balances as of March 31, 2001 and 2000 have been stated in constant monetary units as of March 31, 2002.-------------------------
--------------------------------------------------------------------------------
Equity interests in other companies---------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   o Banco de Galicia y Buenos Aires S.A.---------------------------------------
See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.---------------------------
--------------------------------------------------------------------------------
   o Net Investment S.A.--------------------------------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.-----------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------

Irrevocable cash contributions made as of March 31, 2002 amounted to US$ 167. Between April 1 and October 2, 2002, the Company made a new irrevocable cash contribution of US$ 696.--------------------------------------------------------
--------------------------------------------------------------------------------
For the current fiscal year, Net Investment S.A. has committed to invest approximately US$ 1,333.--------------------------------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. holds 30% of the capital stock of Dueno Vende S.A., a company that is mainly engaged in offering property for sale directly by owners through a web site called Soloduenos.com. Since the beginning of 2002, the macroeconomic situation and the measures implemented had a significant impact on the business involving the granting of mortgage loans, which led to a significant decrease in this source of income.----------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. also holds an interest in B2Agro S.A. This project is addressed to the agricultural industry, one of the most significant in the Argentine economy, and aims to attract part of the flow of business carried out within this industry, for the purchase of inputs and the sale of production.----
--------------------------------------------------------------------------------
As from the current year, it will add products and services intended for the livestock industry, focusing on agriculture. This company will operate under the trade name Red de Campo and its principal source of income will be the collection of commissions on transactions. Red de Campo operates as a business channel for previously selected producers to and from the workstations installed. These workstations provide easy to use planning and management tools, access to specialized and value added information, and access to business proposals designed for producers. As of March 31, 2002, Red de Campo had more than 115 workstations connected.------------------------------------------------
--------------------------------------------------------------------------------
In a first stage, this company is to target individual producers operating in areas of more than 500 hectares. The geographical regions chosen for the development of the product in this first stage have been those of the western and southeastern areas of the province of Buenos Aires and the center, western and southern areas of the province of Cordoba. Net Investment S.A.'s interest in the capital stock of B2Agro is 93.75%.------------------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. is currently evaluating various other types of new business, including other internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..---------------------------------------
--------------------------------------------------------------------------------
 o Sudamericana Holding S.A.----------------------------------------------------
--------------------------------------------------------------------------------
Sudamericana Holding S.A. is a group of life and retirement insurance companies.
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------

In September 2001, Grupo Financiero Galicia S.A. made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), 50% of the capital stock and voting rights of Sudamericana Holding S.A.. As a result of this transaction, Grupo Financiero Galicia S.A. took its interest in that company to 87.50%, while the remaining 12.50% continues to belong to Banco de Galicia y Buenos Aires S.A..---------------------------------------------------------------------------
--------------------------------------------------------------------------------
The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.----------
--------------------------------------------------------------------------------
As of March 31, 2002, Sudamericana Holding S.A. had 1,469,746 insureds and 55,309 policies.----------------------------------------------------------------
In view of the economic and financial developments occurred after the closing date of these financial statements, as established by Decree 214/02, the necessary steps were taken to preserve the income obtained by the life insurance companies, which were less affected than their competitors, due to their 90% market share of the issuance of pure risk insurance policies.-------------------
--------------------------------------------------------------------------------
In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 606, through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.---------------------------------------------------------------------------
--------------------------------------------------------------------------------
 o Galicia Warrants S.A.--------------------------------------------------------
--------------------------------------------------------------------------------
On August 30, 2001, Grupo Financiero Galicia S.A. acquired 87.50% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50% interest.-----------------------------------------------------------------------
--------------------------------------------------------------------------------

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643.-----------------------------------------------------------------------
--------------------------------------------------------------------------------
The corporate purpose of Galicia Warrants is to facilitate access to credit and financing, secured by goods that remain under its custody. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers. As of March 31, 2002, 80% of total income obtained by this company stems from the agricultural sector. At that date, Galicia Warrants had a 35% market share of this business.-----------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Informative Review as of March 31, 2002 and 2001----------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------

As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of March 31, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.--------------------------------------------------------------------------
--------------------------------------------------------------------------------
At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.--------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Buenos Aires, October 18, 2002.-------------------------------------------------
--------------------------------------------------------------------------------
(Signed) Abel Ayerza------------------------------------------------------------
Chairman------------------------------------------------------------------------
--------------------------------------------------------------------------------
I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2002, produced in Spanish, a copy of which I have had before me.
--------------------------------------------------------------------------------
Given and signed in Buenos Aires, Argentina on November 5, 2002.----------------

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2002, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 5 de noviembre de 2002.---------------------------------------------------------------------------

     TRADUCCION-----------------------------------------------------------------
     Report of the Supervisory Syndics Committee-------------------------------- To the Shareholders of-----------------------------------------------------
     Grupo Financiero Galicia S.A.----------------------------------------------
     In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company. ------------------------------------------------------------------
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     I.   DOCUMENTS REVIEWED----------------------------------------------------
          We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2002, and
          the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them.------------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2002 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 20, which are presented as supplementary information.--------------------------------------------
          ----------------------------------------------------------------------
    II.   SCOPE OF THE LIMITED REVIEW-------------------------------------------
          We performed our work in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards for the limited review of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.---------------------------
          ----------------------------------------------------------------------
          For purposes of our professional work in relation to the documents detailed in section I., we reviewed the audit performed by the external auditors, who issued their report on October 18, 2002 in accordance with prevailing auditing standards for the limited review of financial statements for interim periods. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than that of an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not our responsibility to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.-----------------------------
          ----------------------------------------------------------------------
          In addition,  we have  verified  that the  Informative  Review and the
          Information required in addition to the Notes to the Financial Statements presented by the Board of Directors, corresponding to the period of three months ended March 31, 2002, contain the information required by Technical Regulations 2001 of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation.-----------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

   III.   PRELIMINARY EXPLANATIONS----------------------------------------------
          The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The external auditors have pointed out that the criteria used for valuing certain assets and liabilities are in accordance with Argentine Central Bank regulations but not with professional accounting standards. Sections 2 to 6 of the report issued by the auditors show situations related to the mentioned criteria and to the lack of documentary evidence which enables them to issue an opinion on the effects that could derive from the processes involving the restructuring of receivables and the renegotiation of debts on the economic and financial situation of the Company and its controlled entities. These processes have not yet been concluded and produce uncertainty. Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of March 31, 2002 represents approximately 93% of its Assets and Shareholders' Equity.-- The situation of that Entity produced by the crisis affecting the Argentine financial sector, as well as the situation of the Argentine economy in particular, led to situations that have been disclosed by the external auditors in sections 8. and 9. of their report, which increase the uncertainty as to the normal conduct of the Company's operations in the future. This Supervisory Syndics' Committee concurs with those statements. Consequently, the financial statements should be considered in the light of these circumstances.--------------------

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          IV.  OPINION----------------------------------------------------------
          In our opinion, based on the examination performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in Argentina, except for: a) The valuation and revenue recognition criteria relating to the equity interests held in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., described in
          Note 1 to the financial statements, and the criterion for consolidating those interests described in Note 4 to the consolidated financial statements; b) the criterion for recognizing in the shareholders' equity and results the amount of the compensation of the net foreign currency position and the amount resulting from the conversion into pesos, followed by Banco de Galicia y Buenos Aires S.A. in conformity with Argentine Central Bank regulations, as described in Notes 1 and 2.f.2. to the financial statements and Note 3.b.12. to the consolidated financial statements; and c) the valuation and revenue recognition criteria relating to the position of Government Securities held in investment accounts and presented in exchange for secured loans, in accordance with Argentine Central Bank regulations, described in Note 3.b.4. to the consolidated financial statements. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed in them, have been determined on the basis of the application of those standards.------------------------------------------------------------
          ----------------------------------------------------------------------
          Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described in the Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.---------------------------------
          ----------------------------------------------------------------------
          As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2002, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors.-----------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, we report that the accompanying financial statements and related inventory stem from accounting records kept, in all formal respects, in compliance with legal rules prevailing in Argentina.------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

          Buenos   Aires,   October  21,   2002---------------------------------
          ----------------------------------------------------------------------

          (Signed) LUIS O. ODDONE, ADOLFO HECTOR MELIAN and MIGUEL CARLOS MAXWELL, Syndics, for the Syndics' Committee.-------------------------
          ----------------------------------------------------------------------

          I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2002, produced in Spanish, a copy of which I have had before me.-------------------------------------------------------------------
          Given and signed in Buenos Aires, Argentina on November 5, 2002.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2002, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 5 de noviembre de 2002.-----------------------------------------------------------------

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2o
Autonomous City of Buenos Aires

1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2002 and 2001 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the periods of three months then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2002 and 2001, and the consolidated income statement and consolidated statement of cash flows for the periods of three months then ended, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company's Board of Directors in the exercise of its exclusive functions. Our responsibility is to issue a limited review report on those financial statements, based on the review we performed with the scope mentioned in section 2. below.

2. Our review, except as mentioned in sections 4. and 5. below, was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods and, therefore, did not include all the necessary auditing procedures to issue an opinion on the financial statements being examined. The scope of these limited reviews is substantially less in scope than that of an audit examination. Accordingly, we do not express an opinion on the Company<180>s financial position, the results of its operations, changes in its shareholders' equity and cash flows as of March 31, 2002 and 2001, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows as of March 31, 2002 and 2001.

3. In line with regulations and professional accounting standards prevailing in Argentina, as explained in Note 1 to the financial statements, the Company has recognized the effects of the devaluation of the Argentine peso since January 1, 2002.

4. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. has started a restructuring of its commercial portfolio. At the date of issue of this report, such restructuring, and its possible impact on the classification of debtors and the levels of allowances set up, as well as our review procedures involving those issues, had not been concluded.

5. As mentioned in Note 20 to the consolidated financial statements, certain companies controlled by Banco de Galicia y Buenos Aires S.A. have implemented action plans which include the renegotiation of their debts in respect of Negotiable Obligations, in view of the impact of the measures adopted by the Argentine Government, as mentioned in Note 1 to the financial statements and section 6 below. Furthermore, as mentioned in Note 8 to the consolidated financial statements, some of the consolidated entities of Banco de Galicia y Buenos Aires S.A. have valued those debts in foreign currency as of March 31, 2002 applying the $1.40=US$1 exchange rate, according to the estimates made by the managements of those entities and considering the progress made at that date in the mentioned renegotiation process. The estimated impact on the financial statements of those companies and Grupo Financiero Galicia S.A., if it had been valued at period-end exchange rate, has been described in Note 8 to the consolidated financial statements. At the date of issue of these financial statements, this process had not been concluded and there is uncertainty as to its final outcome, so we were unable to obtain, as external auditors of those companies, all the necessary documentary evidence which enables us to have sufficient judgmental elements on its effects on the financial position of those companies as of March 31, 2002 and on the financial position of Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. and/or other effects that could be derived from that process.

6. Note 1 to the financial statements details the situation existing at the end of the period in relation to the economic measures issued by the Government to confront the crisis affecting the country, some of which may not have been issued at the time these financial statements were prepared. The impact on the financial situation of the Company as of March 31, 2002 derived from the various measures adopted to date by the Government was recognized on the basis of evaluations and estimates made by the Management of the Company at the date of preparing them. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and those differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of the Company and its controlled entities. Therefore, the Company's financial statements must be considered in the light of these uncertain circumstances.

7. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of March 31, 2002 represents approximately 93% of the Company's assets and shareholders' equity. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in sections 8. and 9. below.

8. The lack of liquidity of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned above and its possible impact on:

     a) the recoverability of the government securities included in Schedule A to the financial statements of Banco de Galicia y Buenos Aires S.A., the portfolio of total credit to the public and private sectors included in Schedule D to the financial statements of Banco de Galicia y Buenos Aires S.A., the goodwill related to the acquisition of investments and other intangible assets included in Schedule G to the financial statements of Banco de Galicia y Buenos Aires S.A., and the goodwill related to the acquisition of investments included in Schedule B to the Company's financial statements;
     b) the final resolution of the processes involving the intervention, restructuring and/or termination of operations of the equity interests held by Banco de Galicia y Buenos Aires S.A. in Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited and Banco de Galicia y Buenos Aires - New York Branch, mentioned in Note 1 to the financial statements;
     c) the method and value of the final settlement of deposits affected by the outcome of the situations described in Note 1 to the financial statements,
     d) the value of the final compensation to be received as a result of the conversion into pesos and the claims made by Banco de Galicia y Buenos Aires S.A., mentioned in Note 1 to the financial statements, and their recoverability, including the amounts related to the legal actions filed for the protection of constitutional rights, all of them capitalized as mentioned in that Note;
     e) the final settlement of the contingent liabilities undertaken as described in Note 1 to the financial statements and in Note 6.h. to
          the  consolidated   financial   statements,
     f) the possibility of recovering the restructured investment in Banco Galicia Uruguay S.A., mentioned in Note 16 to the financial statements,

     as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements, which mainly contemplates keeping the liquidity levels of that Entity, the restructuring and/or capitalization of its financial obligations and the reduction of charges accrued but not recorded due to that bank's non-compliance with technical ratios. These factors raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. The Company has prepared the accompanying financial statements following the accounting principles described in Note 2 to the financial statements and in Note 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

9. The valuation and revenue recognition criteria relating to the equity interests held in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., described in Note 1 to the financial statements, and the criterion for consolidating those interests described in Note 4 to the consolidated financial statements, are not in accordance with professional accounting standards. The estimated effects derived from the application of the equity method and the addition of the assets and liabilities of those entities on the financial statements of Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have been described in Note 1 to the financial statements.

10. As mentioned in Notes 1 and 2.f.2. to the financial statements and Note 3.b.12.2) to the consolidated financial statements, the criterion for recognizing in the shareholders' equity and results the amount of the compensation of the net foreign currency position and the amount resulting from the conversion into pesos, followed by Banco de Galicia y Buenos Aires S.A. in conformity with Argentine Central Bank regulations, is not in accordance with professional accounting standards, under which those effects should be fully charged to the results for the period.

11. Although the valuation and revenue recognition criteria relating to the position of Government Securities held in investment accounts and presented in exchange for secured loans, as mentioned in Note 3.b.4. to the consolidated financial statements, is in accordance with Argentine Central Bank regulations, it is not in conformity with professional accounting standards. Under those standards, the secured loans should have been added to the assets of Banco de Galicia y Buenos Aires S.A. at the market value of the above mentioned Government Securities.

12. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders' equity and cash flows in Argentine currency, as required by existing legal rules.

     Nevertheless, the financial statements mentioned in section 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 3 prevailing as of March 31, 2002, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

13. In view of the effect on the financial statements of the Company that could derive from the adjustments or reclassifications, if any, that might be required following resolution of the situations described in sections 4 to 8 above, and considering the observations made in sections 9. to 11. above, we are not in a position to make any statement on the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. as of March 31, 2002 and 2001 taken as a whole.

14.  As called for by the regulations in force, we report that:

     a) The financial statements referred to in section 1. stem from accounting records kept in all formal respects as called for by legal rules prevailing in Argentina. Those financial statements have been transcribed to the Inventory and Balance Sheet book and prepared in line with the provisions of Law 19550 and the National Securities Commission regulations.
     b) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.
     c) As of March 31, 2002, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to US$ 2,476, which were not yet due at that date.
     d) The financial statements mentioned in section 1. have been restated in constant monetary units as from January 1, 2002, in line with Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and General Resolution No. 415/02 of the National Securities Commission.


Autonomous City of Buenos Aires, October 18, 2002
-------------------------------------------------

                                    PRICE WATERHOUSE & CO.



                                                                       (Partner)
                                    --------------------------------------------
                                    Professional Registration of the Firm:
                                        C.P.C.E.C.A.B.A. To. 1 Fo. 77
                                           Ignacio Javier Casas Rua
                                           Public Accountant (U.B.A.)
                                       C.P.C.E. C.A.B.A. To. 121 Fo. 94